 Exhibit 99.1

THE TORONTO-DOMINION BANK
Notice of 2024 annual and special meeting of common shareholders and management proxy circular
Annual and special meeting April 18, 2024

The Toronto-Dominion Bank
Notice of Annual and Special Meeting of Common Shareholders
WHEN
Thursday, April 18, 2024
9:30 a.m. (Eastern time)
WHERE
In person:
The Design Exchange, TD Centre, 234 Bay Street, Toronto, Ontario.
Via live webcast online or by telephone:
You will be able to attend The Toronto-Dominion Bank’s (“TD” or the “bank”) annual and special meeting virtually via live webcast online and via live audio-only access by telephone. Details for the webcast and phone line can be found here: www.td.com/annual-meeting/2024. Please visit this website prior to the meeting for the most up to date information about the meeting.
BUSINESS OF THE MEETING
At the meeting, shareholders will be asked to:
1.
Receive the financial statements for the year ended October 31, 2023, and the auditor’s report on the statements

2.
Elect directors

3.
Appoint the auditor

4.
Consider an advisory resolution on the approach to executive compensation disclosed in the management proxy circular

5.
Consider and, if thought fit, confirm, by special resolution, amendments to By-law No. 1 regarding (a) the aggregate remuneration of directors and (b) the minimum number directors (a copy of the special resolution confirming such amendments is set out on page 11 of the management proxy circular)

6.
Consider and, if thought fit, confirm other amendments to By-law No. 1 (a copy of the ordinary resolution confirming such amendments is set out on page 12 of the management proxy circular)

7.
Consider the shareholder proposals set out on pages 80 to 88 of the management proxy circular

8.
Consider any other business which may properly come before the meeting

You can read about each item of business beginning on page 9 of the management proxy circular.
Holders of common shares on February 20, 2024 are eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) restrictions. There were 1,768,240,140 common shares of The Toronto-Dominion Bank outstanding on February 20, 2024.
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Superintendent of Financial Institutions, the bank is using notice-and-access to deliver the management proxy circular to its registered and non-registered (beneficial) shareholders. This means that the management proxy circular is being posted online for you to access rather than being mailed. The management proxy circular is available at www.meetingdocuments.com/tsxt/td/, on the bank’s website at www.td.com, and on SEDAR+ at www.sedarplus.ca. If you prefer to have a paper copy, you can request one from the bank’s transfer agent in the manner described on page 8 of the management proxy circular.
Your vote is important. If you cannot attend the meeting, you are encouraged to vote your shares. To ensure your vote is counted, proxies must be received by the bank’s transfer agent or corporate secretary at least 24 hours prior to the meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 2 of the management proxy circular.
By order of the Board of Directors
Gwen Hughes
Corporate Secretary
Toronto, Ontario, Canada
February 20, 2024

Dear Shareholders,
Please join us at The Toronto-Dominion Bank’s (“TD” or the “bank”) 168th annual and special meeting of common shareholders on April 18, 2024.
We look forward to the annual and special meeting as an opportunity to review the accomplishments and challenges of the past year, discuss the year ahead, and hear directly from the bank’s shareholders.
We encourage you to read this management proxy circular and vote your shares, regardless of whether or not you plan to attend the meeting virtually or in person. This circular describes the business to be conducted at the meeting and provides you, the bank’s shareholders, with information on the bank’s approach to executive compensation and to corporate govern. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular and also in the form of proxy or voting instruction form.
If you are able to attend the meeting, whether virtually or in person, there will be an opportunity to ask questions.
If attending the meeting virtually or in person, registered shareholders and non-registered (beneficial) shareholders, acting directly or through their duly-appointed proxyholders, will be able to participate, ask questions, and vote “in real time” at the meeting through the webcast portal or in person, as applicable, by following the procedures set out in the management proxy circular.
If you are unable to attend virtually or in person, there are other ways that you can watch or listen to the meeting live or by replay at a later time:
•
Live Webcast and Live Audio: Details for the webcast and live audio can be found here: www.td.com/annual-meeting/2024

•
Replay: A recorded version of the meeting will be available on the bank’s website following the meeting also at www.td.com/annual-meeting/2024

We look forward to hearing directly from shareholders at the meeting on April 18th and we hope that you will be able to participate.
Sincerely,

Alan N. MacGibbon Board Chair	Bharat B. Masrani Group President and Chief Executive Officer

TD is committed to communicating effectively and responsively with shareholders, other interested parties and the public. TD offers shareholders several ways to communicate directly with the independent directors through the Board Chair, including by email c/o TD Shareholder Relations at tdshinfo@td.com. Emails from shareholders expressing an interest in communicating directly with the independent directors will be provided to the Board Chair.

MANAGEMENT PROXY CIRCULAR
WHAT’S INSIDE

All information in this management proxy circular (the circular) is as of February 12, 2024, and all dollar amounts are in Canadian dollars, unless otherwise stated. In this circular, the “bank” and “TD” refer to The Toronto-Dominion Bank, “you” and “your” refer to holders of the bank’s common shares, and common shares and shares refer to the bank’s common shares.

Financial information about the bank is found in its comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2023 (MD&A). Financial information and additional information about the bank are available on the bank’s website (www.td.com), SEDAR+ (www.sedarplus.ca), and on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov), or can be obtained free of charge on request from TD Shareholder Relations using the contact information on page 117 of this circular.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   1

ACCESSING THE MEETING VIRTUALLY
Registered shareholders and non-registered (beneficial) shareholders who do not attend the meeting in person may, acting directly or through their duly-appointed proxyholders, participate, ask questions, and vote “in real time” at the meeting through the below-referenced webcast portal by following the procedures set out below under the heading “Voting Information”. You may also simply watch the live virtual meeting via the webcast portal or listen to the live audio feed via telephone:
•
Live Webcast and Live Audio: Details for the webcast and live audio can be found here: www.td.com/annual-meeting/2024

For information on how to vote your shares, please see the “Voting Information” section of this circular.
VOTING INFORMATION
PROXY SOLICITATION
This circular is provided in connection with management’s solicitation of proxies for the annual and special meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of annual and special meeting accompanying this circular. The bank is soliciting proxies primarily by mail, and you may also be contacted by telephone, in writing or in person by directors, officers and employees of the bank. The bank intends to retain TMX Investor Solutions Inc. to help us with this process, at an estimated cost of $60,000. The bank pays the costs associated with soliciting proxies.
WHO CAN VOTE
On February 20, 2024, the date for determining which shareholders are entitled to vote at the meeting, there were 1,768,240,140 common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) (the “Bank Act”) restrictions. Shares cannot be voted if they are beneficially held by:
•
the Government of Canada or any of its agencies

•
the government of a province of Canada or any of its agencies

•
the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•
any person or entity who has acquired more than 10% of the common shares without approval in accordance with Bank Act provisions

In addition, no person or entity may cast votes in respect of any shares beneficially owned by the person, or by any entity controlled by that person, that represent, in the aggregate, more than 20% of the eligible votes.
Management and the board are not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares.
HOW MANY VOTES DO YOU GET
You are entitled to one vote for each common share registered in your name or beneficially owned by you on February 20, 2024, subject to the restrictions described above.
HOW TO VOTE
How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. Most of the bank’s shareholders are “beneficial owners” who are non-registered shareholders.
IF YOU ARE A REGISTERED SHAREHOLDER
Your name appears on your common share certificate or you hold your common shares through the Direct Registration System (DRS) in the United States.
You have received a form of proxy from our Canadian transfer agent (TSX Trust Company) or from our U.S. transfer agent (Computershare).
How to vote in advance of the meeting
To vote in advance of the meeting, you must follow the instructions on the form of proxy you received and return it using one of the following methods. Whether you are voting by internet, by email or by mail, to be valid, your voting instructions must be received by your transfer agent by 9:30 a.m. (Eastern) on April 17, 2024, the proxy deposit date.
2   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

By Internet:
•
If you hold a share certificate, go to the website www.meeting-vote.com and vote using the control number located on your form of proxy.

•
If you hold your shares via the DRS, go to the website www.investorvote.com/TDM and vote using the control number located on your form of proxy.

By Email:
•
If you hold a share certificate, send a scan (both sides of the form) of the duly completed, signed and dated form to proxyvote@tmx.com.

•
If you hold your shares via the DRS, email voting is not available.

By Mail:
•
If you hold a share certificate or hold your shares via DRS, using the envelope provided, send the duly completed, signed and dated (on the back) form of proxy by mail.

How to vote in person at the meeting
Do not complete the form of proxy or return it. Please register at the registration desk when you arrive at the meeting.
How to vote via Internet during the meeting
If you wish to exercise your voting rights virtually during the meeting, do not complete the form of proxy or return it, and instead follow these instructions.
You must follow these instructions on the day of the meeting. The bank recommends that you begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at
www.td.com/annual-meeting/2024.

2.
Click on the webcast link.

3.
Select “Shareholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once you are logged in, click the “Vote” link located on the left menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (found on the form of proxy).

6.
Enter the password td2024 (case sensitive).

7.
Then follow the instructions to vote when prompted.

How to change your vote
If you voted online in advance of the meeting and you wish to change your voting instructions, please re-enter your vote using your control number by following the instructions on the form of proxy you received and using any of the methods listed above.
If you have signed and returned the form of proxy (whether by email or by mail), you may revoke it by delivering written notification to the bank’s corporate secretary in any of the ways indicated on the form of proxy not later than 5:00 p.m. (Eastern) on April 17, 2024, or by attending in person before the start of the meeting or in any other way permitted by law. Your written notification must state clearly that you wish to revoke the proxy.
IF YOU ARE A NON-REGISTERED (BENEFICIAL) SHAREHOLDER
Your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore you do not have the shares registered in your own name.
You have received a voting instruction form from your intermediary.
How to vote in advance of the meeting
You must follow the instructions on the voting instruction form you received and return it using one of the following methods:
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   3

By Internet:
Go to the website www.proxyvote.com and vote using the unique 16-digit control number located on your voting instruction form.
By Mail:
Using the envelope provided, send the duly completed, signed and dated (on the back) voting instruction form by mail.
By Phone:
Call 1-800-474-7493 (for service in English) or 1-800-474-7501 (for service in French).
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 16, 2024, one business day before the proxy deposit date, which is April 17, 2024. Refer to the instructions on your voting instruction form.
How to vote in person at the meeting
Step 1: To register as your proxyholder, either:
a)
on the voting instruction form that you received, insert your name in the space provided or mark the appropriate box to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or

b)
if your intermediary makes this option available, go to www.proxyvote.com and enter the 16-digit control number listed on the voting instruction form that you received, and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting.

Step 2: Register at the registration desk when you arrive at the meeting. You will then be able to vote in person when prompted at the meeting.
How to vote via the internet at the meeting
If you wish to exercise your voting rights virtually during the meeting, you will need to appoint yourself as proxyholder and register by following these instructions.
Step 1: To register as your proxyholder, either:
a)
on the voting instruction form that you received, insert your name in the space provided or mark the appropriate box to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or

b)
if your intermediary makes this option available, go to www.proxyvote.com and enter the 16-digit control number listed on the voting instruction form that you received, and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote.

Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 16, 2024, one business day before the proxy deposit date, which is April 17, 2024. Refer to the instructions on your voting instruction form for more details.
Step 2: Contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or call 1-866-751-6315 or (416) 682-3860 no later than 3:00 p.m. (Eastern) on April 17, 2024, to obtain a control number, which you will need in order to vote via the Internet during the meeting.
Step 3: Once you have registered as a proxyholder (Step 1 above) and obtained a control number from TSX Trust Company (Step 2 above), you must follow these instructions on the day of the meeting. The bank recommends that you begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at
www.td.com/annual-meeting/2024.

2.
Click on the webcast link.

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once you are logged in, click the “Vote” link located on the left menu bar.

4   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from TSX Trust Company per Step 2 above).

6.
Enter the password td2024 (case sensitive).

7.
Then follow the instructions to vote when prompted.

How to change your vote
You can vote again provided the votes are received by the transfer agent before the deadline. Please contact your intermediary for instructions on how to revoke your voting instructions.

Caution regarding live voting at the virtual webcast meeting
Once you log into the virtual meeting and accept the terms and conditions, if you proceed to vote during the meeting on one or more of the matters submitted for a vote at the meeting, you will be agreeing to revoke all previously submitted proxies for the meeting in respect of such matter or matters. You must ensure you are connected to the internet at all times during the meeting in order to vote when polling is commenced on the resolutions put before the meeting.
Attending virtually as a guest
Guests can log into the webcast portal to view the virtual meeting, but are not able to vote at, nor ask questions during, the meeting.
To log in as a guest, the bank recommends you begin the following at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2024.

2.
Click on the webcast link.

3.
Select “Guest” under the “Relationship to Bank” header on the webcast registration page and complete the requested information. You will automatically be directed to the virtual meeting after this step.

APPOINTING A DIFFERENT PROXYHOLDER
You can appoint a different proxyholder to attend the annual and special meeting virtually or in person, if you are a registered shareholder or non-registered (beneficial) shareholder.
The persons named as proxyholders in the form of proxy or voting instruction form are directors and/or officers of the bank. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by TSX Trust Company or the bank’s corporate secretary by 9:30 a.m. (Eastern) on April 17, 2024. Contact information for the bank’s transfer agent is provided on page 117 of this circular. Contact information for the corporate secretary is set out under the heading “Shareholder Proposals” on page 12 of this circular.
In Person Attendees
You will need to appoint your designee as proxyholder and register by following these instructions.
Beneficial Owners (Canada only)	Beneficial Owners (U.S. only)	Registered Shareholders

Insert the person’s name in the blank space provided in the voting instruction form provided by your intermediary.
Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.
Please ensure your proxyholder registers at the registration desk upon arrival at the meeting.

Check the appropriate box on the voting instruction form provided by your intermediary, thereby requesting a legal proxy to be sent to you.
Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.
In the legal proxy that is sent to you, appoint a designate to attend the meeting and vote your shares in person.
Please ensure your proxyholder

Insert the person’s name in the blank space provided in the form of proxy or complete another legal form of proxy.
Deliver the proxy in the envelope provided or as otherwise indicated on the form of proxy.
Please ensure your proxyholder registers at the registration desk upon arrival at the meeting.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   5

Beneficial Owners (Canada only)	Beneficial Owners (U.S. only)	Registered Shareholders
registers at the registration desk upon arrival at the meeting.
Virtual Attendees
You will need to appoint your designee as proxyholder and register by following these instructions.
Beneficial Shareholders (Canada only)	Beneficial Shareholders (U.S. only)	Registered Shareholders

Step 1: Either:
(a) insert your designee’s name as proxyholder in the space provided for this purpose on the voting instruction form that you received; sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or
(b) if your intermediary makes this option available, go to www.proxyvote.com and enter the 16-digit the control number listed on the voting instruction form that you received, and insert your designee’s name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for your designee to vote.

Check the appropriate box on the voting instruction form provided by your intermediary and return the voting instruction form in a manner permitted by your intermediary, thereby requesting a legal proxy to be sent to you.
Please follow your intermediary’s instructions and deadline to obtain a legal proxy.
Once the legal proxy is obtained from your intermediary, please forward the document to TSX Trust Company no later than 9:30 a.m. (Eastern) on April 16, 2024.

Appoint your proxyholder by entering their name in the space provided for this purpose on the form of proxy that you received, and return the form of proxy by 9:30 a.m. (Eastern) on April 16, 2024 using one of the methods mentioned above under “To vote in advance of the meeting”.

Step 2: Your proxyholder must contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or by calling 1-866-751-6315 or (416) 682-3860 by 3:00 p.m. (Eastern) on April 17, 2024 to obtain a control number to attend the meeting.

Step 3: Once you have registered your designee as proxyholder and your proxyholder has obtained a control number from TSX Trust Company, your proxyholder must follow these instructions on the day of the meeting. The bank recommends that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Log into the virtual meeting by following the details made available at www.td.com/annual-meeting/2024.

2.
Click on the webcast link.

3.
Select “Proxyholder” under the “Relationship to Bank” header on the webcast registration page and complete the requested information.

4.
Once logged in, click the “Vote” link located on the left menu bar.

5.
Once the separate browser window opens, register to vote by entering the 13-digit control number (obtained from TSX Trust Company per Step 2 above).

6.
Enter the password td2024 (case sensitive).

7.
Then follow the instructions to vote when prompted.

HOW YOUR PROXY WILL BE VOTED
If you are eligible to vote and you have properly given voting instructions in your proxy form or voting instruction form, the proxyholder will be required to vote your common shares in accordance with your instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. For the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD; for the advisory vote on the approach to executive compensation, you may vote FOR or AGAINST; for the amendment to By-law No. 1 relating to (a) the aggregate remuneration of directors and (b) the minimum number of directors, you may vote FOR or AGAINST; for the other amendments to By-law No. 1, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.
If you appoint the persons designated in the form of proxy or voting instruction form as the proxyholder, then, unless otherwise specified, your shares will be voted at the meeting as follows:
6   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

•
FOR the election of each nominee set out under the heading “Director Nominees”;

•
FOR the appointment of Ernst & Young LLP as auditor;

•
FOR the approach to executive compensation disclosed in the “Report of the Human Resources Committee (HRC)” and “Approach to Executive Compensation” sections of this circular;

•
FOR the amendment to By-law No. 1 relating to (a) the aggregate remuneration of directors and (b) the minimum number of directors;

•
FOR the other amendments to By-law No. 1; and

•
AGAINST each shareholder proposal set out on pages 80 to 88.

QUESTIONS
Shareholders and proxyholders attending the meeting online can ask questions during the meeting in writing at any time until the Chair of the meeting closes the Q&A session. Shareholders and proxyholders attending the meeting in person or by telephone will be able to ask questions during the meeting. Questions dealing with similar topics or issues may be grouped, summarized and addressed with one response. More information, including the rules of procedure and how to ask questions at the meeting, will be made available at www.td.com/annual-meeting/2024 in advance of the meeting.
ADDITIONAL INFORMATION
For additional information regarding how to vote, attending the meeting online (including technical and logistical issues related to accessing the meeting online) or other general proxy matters, please call the bank’s Canadian transfer agent, TSX Trust Company, at 1-800-387-0825 (Canada and the United States) or 416-682-3860 (other countries).
SHAREHOLDER APPROVAL
A simple majority of the votes cast, in person, online or by proxy, will constitute approval of each matter specified in this circular, other than the amendments to By-law No. 1 relating to (a) the aggregate remuneration of directors and (b) the minimum number of directors, which require an affirmative vote of at least 66 2/3% of the votes cast in person or by proxy.
AMENDMENTS TO MATTERS RAISED OR NEW MATTERS BROUGHT BEFORE THE MEETING
The form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in their discretion.
VOTING CONFIDENTIALITY
To keep your vote confidential, proxies are counted and tabulated by TSX Trust Company. Proxies are only submitted to the bank when legally necessary or when a shareholder clearly intends to communicate comments to management or the board. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.
VOTING RESULTS
Voting results of the meeting will be available shortly after the meeting on the bank’s website (www.td.com/annual-meeting/2024), at www.sedarplus.ca and www.sec.gov.
DELIVERY OF MEETING MATERIALS
Notice-and-Access
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, the bank is using notice-and-access to deliver its circular to registered and non-registered shareholders. The bank is also using notice-and-access to deliver its annual report to its non-registered (beneficial) shareholders.
This means that, instead of receiving a paper copy of the meeting materials, you will receive a notice explaining how to access these materials online. You will still receive a form of proxy or a voting instruction form in the
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   7

mail so you can vote your shares. Notice-and-access helps reduce printing and postage costs and contributes to the protection of the environment by reducing paper and energy use.
The meeting materials are available at https://www.meetingdocuments.com/tsxt/td/, on the bank’s website at www.td.com, and on SEDAR+ at www.sedarplus.ca. If you prefer to have a paper copy, you can request one from the bank’s transfer agent in the manner described below. Prior to the meeting, a copy of the meeting materials will be sent to you (at no cost to you) within three business days of your request.
How to request a paper copy of the meeting materials
Upon request, the bank will provide a paper copy of the meeting materials to any shareholder, free of charge, for a period of one year from the date the circular was filed on SEDAR+. To request a paper copy, please call the bank’s Canadian transfer agent at 1-888-433-6443 (toll free in Canada and the United States).
Who to contact if you have questions about notice-and-access
If you have any questions about notice-and-access, please call the bank’s Canadian transfer agent at 1-888-433-6443 (toll free in Canada and the United States).
ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS
The bank offers electronic delivery (e-delivery) of shareholder materials, including this circular, the notice-and-access notice, and the form of proxy or voting instruction form, for beneficial owners and registered shareholders. Shareholders who have enrolled in e-delivery will be notified via email when documents are made available, at which time they can be viewed and/or downloaded from www.td.com/investor. How you enroll depends on whether you are a beneficial or registered shareholder. The chart below outlines the process by which shareholders can sign up for e-delivery.
	Before the Meeting	After the Meeting
Registered Shareholders (Certificate)	Call the bank’s Canadian transfer agent TSX Trust Company at 1-888-433-6443	Sign-up for e-delivery at services.tsxtrust.com/edelivery or by contacting TSX Trust Company (contact information is provided on page 117 of this circular) for further instructions.
Registered Shareholders (DRS)	Go to www.investorvote.com/TDM and use the control number provided on your form of proxy.	Sign-up for e-delivery at www.computershare.com/ investor or by contacting Computershare (contact information is provided on page 117 of this circular) for further instructions.
Beneficial Owners	Go to www.proxyvote.com and use the 16-digit control number provided on your voting instruction form.	Contact your intermediary.
8   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

BUSINESS OF THE MEETING
RECEIVE FINANCIAL STATEMENTS
The bank’s comparative consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2023 (the “2023 MD&A”), together with the auditor’s report on those statements, will be presented to the bank’s shareholders at the meeting. These documents are included in the bank’s 2023 annual report, which has been made available to shareholders through notice-and-access and is available at www.td.com, at www.sedarplus.ca, and in the bank’s annual report on Form 40-F at www.sec.gov.
ELECT DIRECTORS
The 15 nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee. With the exception of Ayman Antoun, all nominees are currently directors of the bank. Information about each nominated director can be found in the “Director Nominees” section of this circular. The bank’s majority voting policy is described in Schedule A to this circular.
Unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote FOR the nominees listed in the “Director Nominees” section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated in the form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).
The board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading “Director Nominees”.
APPOINT AUDITOR
The audit committee of the board of directors has assessed the performance and independence of Ernst & Young LLP (EY) and the board recommends that EY be reappointed as auditor of the bank (the shareholders’ auditor) until the close of the next annual shareholders’ meeting. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of EY as the shareholders’ auditor. EY was appointed as the shareholders’ auditor for the year ended October 31, 2023, in accordance with the Bank Act and the recommendation by the audit committee, and has been the bank’s sole independent external auditor since the beginning of the year ended October 31, 2006. A representative of EY will be in attendance at the meeting and available to answer your questions.
The board recommends that you vote FOR the appointment of Ernst & Young LLP as auditor.
PRE-APPROVAL POLICIES AND SHAREHOLDERS’ AUDITOR SERVICE FEES
The bank’s audit committee has implemented a policy restricting the services that may be performed by the shareholders’ auditor for the bank, its subsidiaries and entities over which it has significant influence. Any service to be performed by the shareholders’ auditor must be permitted by law and the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders’ auditor service fees, see the bank’s 2023 annual information form (www.td.com/investor/other.jsp or www.sedarplus.ca).
The fees paid to EY, the current shareholders’ auditor, for services performed during the past two fiscal years are detailed in the table below.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   9

	Fees paid to Ernst & Young LLP
(thousands of Canadian dollars)	2023	2022
Audit fees(1)	$43,085	$31,922
Audit-related fees(2)	5,724	3,088
Tax fees(3)	1,067	1,093
All other fees(4)	150	132
Total Bank and Subsidiaries	$50,026	$36,235
Investment Funds(5)
– Public Funds	2,643	2,230
– Private Funds	4,749	2,677
Total Investment Funds	$7,392	$4,907
Total Fees	$57,418	$41,142

(1)
Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements, including the audit of internal control over financial reporting, the audit of the bank’s subsidiaries, and other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special-purpose entities administered by the bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; application and general controls reviews; interpretation of accounting, tax and reporting standards; assurance services or specified procedures that are not required by statute or regulation; reports on control procedures at a service organization; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.

(3)
Tax fees comprise general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.

(4)
All other fees include fees for benchmark studies; regulatory advisory services; and performance and process improvement services.

(5)
Includes fees for professional services provided by EY for certain investment funds managed by subsidiaries of the bank. The fees mainly relate to audit services; $630 thousand (2022 – $593 thousand) relates to tax and other services. In addition to other administrative costs, the subsidiaries are responsible for the auditors’ fees for professional services rendered in connections with the annual audits, statutory and regulatory filings, and other services for the investment funds, in return for a fixed administration fee. For certain funds, these fees are paid directly by the funds.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION
Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. These sections describe the role of the HRC in overseeing compensation at the bank, as well as the bank’s executive compensation principles and the key design features of compensation plans for executives.
Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:
“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections located on pages 36 to 49 of the management proxy circular.”
While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. If a significant number of the shares represented at the meeting are voted against the advisory resolution, the Board Chair will oversee a process to better understand opposing shareholders’ specific concerns. The HRC will then review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders’ meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders’ meeting.
At its 2023 annual meeting of shareholders held on April 20, 2023, the bank received 95.7% shareholder support for its non-binding advisory vote on the approach to executive compensation disclosed in the “Report
10   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

of the Human Resources Committee” and “Approach to Executive Compensation” sections of the bank’s 2023 management proxy circular.
The board recommends that you vote FOR the approach to executive compensation.
AMENDMENTS TO BY-LAW NO. 1
Aggregate Remuneration and Minimum Number of Directors
The Bank Act requires that the bank’s by-laws contain a provision fixing the aggregate of all amounts that may be paid to all directors in respect of remuneration for their services as directors of the bank during a fixed period of time. Section 2.05 of By-law No. 1 currently fixes the aggregate remuneration for the board of directors for their services, in any year, at $5,000,000.
The board of directors has approved an amendment to Section 2.05 of By-law No. 1 to increase the maximum aggregate remuneration paid for their services as directors of the bank, in any year, from $5,000,000 to $7,000,000.
The current aggregate remuneration limit is adequate to accommodate the current number of directors. The board believes, however, that an increase in the aggregate limit is advisable at this time to allow flexibility to compensate additional directors who may be appointed in the near future, prior to the retirement of a current director, in order to plan appropriately for a smooth transition and orderly board succession, and to respond to any unforeseen events that might require a special committee of the board of directors or additional special board or committee meetings for which compensation may be payable, as well as to account for any increase in director compensation in future years. The aggregate remuneration fixed under the bank’s by-laws was last increased in 2014 (from $4,000,000 to $5,000,000).
By-law No. 1 currently specifies “12” as the minimum number of directors. This is greater than the prescribed minimum of seven (7) under the Bank Act (Canada). Should any change to the Bank Act (Canada) increase or decrease the minimum number of directors required, By-law No. 1 may become inconsistent with the requirement under the Bank Act (Canada). The board of directors has approved an amendment to Section 2.01 of By-law No. 1 to ensure alignment with the minimum requirement prescribed under the Bank Act (Canada).
The above amendments will not be effective unless and until they are confirmed by a special resolution of the common shareholders of the bank. As a result, the special resolution set out below will be presented at the meeting for shareholders to consider and, if thought fit, to pass.
The board of directors recommends that shareholders vote FOR the following special resolution and, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following special resolution.
“RESOLVED AS A SPECIAL RESOLUTION that the amendment to By-law No. 1, (a) Section 2.05 deleting the reference to ‘The directors shall be paid such remuneration for their services as the Board may from time to time by resolution determine. The remuneration paid to the directors as such in the aggregate shall not exceed $5,000,000 in each year’ and replacing it with ‘The directors shall be paid such remuneration for their services as directors of the bank as the Board may from time to time by resolution determine. The remuneration paid to the directors as such in the aggregate shall not exceed $7,000,000 in each year’; and (b) Section 2.01 deleting the reference to ‘12’ and replacing it with ‘the minimum number of directors required under the Act’ be and are hereby confirmed.”
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   11

Other By-law Amendments
In 2023, we conducted a review of our by-laws to consider whether amendments were warranted to reflect regulatory changes, new developments and best governance practices. On February 1, 2024, the board passed a resolution amending certain provisions of the bank’s By-law No. 1. A summary of these changes is set out below. A copy of the bank’s By-law No. 1 marked to show the detailed changes is available on SEDAR+ (www.sedarplus.ca) and on the SEC website (www.sec.gov).
Proposed Amendments	Impacted Sections
Quorum for board meetings — changing quorum to be at least a majority of directors rather than at least seven directors.	2.03
No casting vote — removal of the chair’s right to a second or casting vote.	2.04
Quorum for shareholder meetings — increasing shareholder quorum requirements to at least 25 per cent and clarifying that the By-law quorum requirement does not apply to shareholder meetings where the class or share provisions otherwise provide for quorum requirements.	6.03
Designation of chair and secretary of shareholder meetings — providing flexibility for someone other than the Board Chair to chair shareholder meetings and for someone other than the Secretary of the bank to act as the secretary of shareholder meetings.	6.01
Acceptance of Proxy — clarifying authority of the chair of the shareholder meeting to make determinations on the acceptability of proxies.	6.02
Adjournments — clarifying authority of the chair of the shareholder meeting to adjourn the meeting.	6.04
Use of gender-neutral titles	Throughout
These proposed by-law amendments require the approval of our common shareholders by simple majority of the votes cast.
The board of directors recommends that shareholders vote FOR the following resolution and, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:
“RESOLVED that the amendments to the By-laws of the bank in the form filed on SEDAR+ (www.sedarplus.ca) and on the SEC website (www.sec.gov) on or about March 12, 2024, be and are hereby confirmed.”
SHAREHOLDER PROPOSALS
Shareholder proposals submitted for consideration at the meeting are set out beginning on page 80 of this circular. If these proposals are put forward at the meeting, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote AGAINST each of these proposals.
The board recommends that you vote AGAINST each shareholder proposal set out on pages 80 to 88 of this circular. The board’s reasons for opposing each proposal are also set out on pages  80 to 88 of this circular.
In order to be considered at next year’s annual shareholders’ meeting, proposals, including director nominations under the bank’s proxy access policy (which is available on the bank’s website), must be received by Friday, November 22, 2024. Proposals should be sent to the Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 15th Floor, Toronto, Ontario M5K 1A2, or by email to tdshinfo@td.com.
12   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

DIRECTOR NOMINEES
Fifteen director nominees are proposed for election to the board of directors at the meeting. The figures below summarize key statistics regarding director independence, tenure and self-reported diversity in respect of the director nominees.
INDEPENDENCE
Fourteen of the nominees proposed for election, including the Board Chair, are independent — they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. Bharat Masrani is not independent because of his role as Group President and Chief Executive Officer of the bank.
TENURE
The average tenure of the bank’s nominees is 5.8 years as at February 12, 2024. The distribution of tenures shown in the table above provides a balance between fresh perspectives and experience and organizational knowledge acquired over time. You can read more about the bank’s Term Limits on page 105 of this circular.
DIVERSITY
The board of directors is committed to being constituted of highly qualified individuals with a broad spectrum of competencies and an appropriate mix of experience, expertise and perspectives. This commitment is key to enabling the board to carry out its wide-ranging responsibilities. As set out in the bank’s Board Diversity Policy, when identifying qualified candidates for the competencies of the board, the corporate governance committee considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background, and other attributes, while recognizing that the board is comprised of a limited number of individuals.
In support of the bank’s Board Diversity Policy, the board has established a goal(1) that women and men each comprise at least 30% to 40% of the board’s directors. This year, women comprise 47% (7 of 15) of all director nominees. In addition, women chair three of the bank’s four board committees.
In a voluntary survey of board nominees conducted in December 2023, nominees were asked if they self-identified as a visible minority(2), an Indigenous person(3), 2SLGBTQ+(4), or a person with a disability(5). The results of that voluntary survey show that 67% (10 of 15) of all director nominees self-identify as a member of one of those groups. This includes 40% (6 of 15) who self-identify as a visible minority or an Indigenous person. All of the bank’s board nominees speak fluent English. Other languages spoken by the bank’s nominees include Arabic (1 of 15), French (1 of 15), Hindi (1 of 15) and Punjabi (1 of 15).
You can read more about diversity on page 103 of this circular.

(1)
The bank’s representation goals are aspirational. All nomination, appointment, hiring and other employment decisions are made on a non-discriminatory basis, consistent with applicable laws.

(2)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than an Indigenous person.

(3)
“Indigenous person” is defined as First Nations, Inuit, Métis, American Indian, Alaska Native, Native Hawaiian or other.

(4)
“2SLGBTQ+” is defined as a member of the Two-Spirit, Lesbian, Gay, Bisexual, Transgender, Queer, Plus community.

(5)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   13

COMPETENCIES AND SKILLS/EXPERIENCES
The nominees have been selected based on their ability to make a valuable contribution to the board. The bank believes the nominees have the right mix of experience, expertise and personal attributes to enable the board and its committees to carry out their wide-ranging responsibilities. Details regarding the competencies of the independent nominees are described under the heading “Key Areas of Expertise/Experience” below and information regarding the board’s approach to its composition, director nominations and board renewal are described in Schedule A to this circular.
14   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

DIRECTOR PROFILES
The profiles below provide important information on each director nominee, including information about their experience, expertise, principal place of residence and current bank equity ownership (consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share), as described in greater detail on page 25, credited to each nominee as part of their compensation). The total equity value and amount by which each nominee’s bank equity ownership exceeds the nominee’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirement” in the “Director Compensation” section of this circular.

Ayman Antoun
Age: 58
Oakville, ON,
Canada
Independent
New Nominee
Mr. Antoun is the former President of IBM Americas, an American multinational technology corporation which includes Canada, the United States and Latin America. Prior to that he held several senior roles in IBM Canada and IBM Corp, including General Manager and Vice President, Global Sales Transformation. Mr. Antoun holds a Bachelor of Science, Electrical Engineering with Computer Science Minor from the University of Waterloo.
Key Areas of Expertise/Experience
• Executive Leadership in a large, complex organization • Government/Public Affairs • Marketing/Digital/Data	• Operational Excellence • Risk Management	• Talent Management & Executive Compensation • Technology Management and Information Security
Board and Committee Meeting Attendance for Fiscal 2023		Other Public Company Directorships (for past five years)
New Nominee	N/A	• CAE Inc. (2022 – present)(15)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)(8)
2024	1,800	2,442	4,242	$363,200	$(416,800)	0.47

Cherie L. Brant
Age: 49
Tyendinaga Mohawk
Territory, ON,
Canada
Independent
Director since
August 2021
Results of 2023 vote:
99.6%
Ms. Brant has been a Partner at Borden Ladner Gervais LLP (“BLG”) since 2019. Prior to that, she was a Partner at Dickinson Wright LLP and Willms & Shier Environmental Lawyers LLP. Ms. Brant holds a JD from the University of Toronto and a BA in Environmental Studies, Urban and Regional Planning from the University of Waterloo.
Key Areas of Expertise/Experience
• Environmental, Social and Governance • Government/Public Affairs	• Legal/Regulatory • Risk Management
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board Risk Combined Total	11 of 11 9 of 9 20 of 20	100% 100% 100%	• Hydro One (2018 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)(8)
2024	1,526	7,315	8,841	$756,966	$(23,034)	0.97
2023	1,526	4,517	6,043	$529,790	$(250,210)	0.68

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   15

Amy W. Brinkley
Age: 68
Charlotte, NC, USA
Independent
Director since
September 2010
Results of 2023 vote:
98.1% in favour
Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, an executive advising and risk management consulting firm. She is the former Global Risk Executive at Bank of America and a former director of the Institute of International Finance Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina.
Key Areas of Expertise/Experience
• Environmental, Social and Governance • Executive Leadership in a large, complex organization • Financial Services	• Legal/Regulatory • Marketing/Digital/Data • Operational Excellence	• Risk Management • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board Corporate Governance Human Resources Risk (chair) Combined Total	11 of 11 5 of 5 7 of 7 9 of 9 32 of 32	100% 100% 100% 100% 100%	• Roper Technologies, Inc. (2015 – present) (Board Chair) • Carter’s, Inc. (2010 – 2021)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	2,400	83,977	86,377	$7,395,599	$6,615,599	9.48
2023	2,400	76,656	79,056	$6,930,840	$6,150,840	8.89

Brian C. Ferguson
Age: 67
Calgary, AB, Canada
Independent
Director since
March 2015
Results of 2023 vote:
99% in favour
Designated Audit
Committee Financial
Expert(4)
Mr. Ferguson is a Corporate Director. He is the former President & Chief Executive Officer of Cenovus Energy Inc., a Canadian integrated oil and natural gas company, a position he held from December 2009 to November 2017. Prior to leading Cenovus Energy Inc., Mr. Ferguson was the Executive Vice-President and Chief Financial Officer of Encana Corporation. Mr. Ferguson holds an undergraduate degree in commerce from the University of Alberta. Mr. Ferguson is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of Chartered Professional Accountants Alberta.
Key Areas of Expertise/Experience
• Audit/Accounting • Environmental, Social and Governance	• Executive Leadership in a large, complex organization • Government/Public Affairs	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board Audit Combined Total	11 of 11 9 of 9 20 of 20	100% 100% 100%
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	4,573	39,064	43,637	$3,736,200	$2,956,200	4.79
2023	4,573	33,915	38,488	$3,374,243	$2,594,243	4.33

16   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Colleen A. Goggins(5)
Age: 69
Princeton, NJ, USA
Independent
Director since
March 2012
Results of 2023 vote:
99% in favour
Ms. Goggins is a Corporate Director. She is the former Worldwide Chairman, Consumer Group at Johnson & Johnson, a pharmaceutical industry company and former member of its Executive Committee from 2001 to 2011. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master’s degree in management from the Kellogg School of Management, Northwestern University.
Key Areas of Expertise/Experience
• Executive Leadership in a large, complex organization • Marketing/Digital/Data	• Operational Excellence • Risk Management	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board Risk Combined Total	11 of 11 9 of 9 20 of 20	100% 100% 100%	• Bayer AG (2017 – present) • IQVIA (2017 – present) (formerly Quintiles IMS Holdings, Inc.) • SIG Combibloc Group AG (2018 – 2023)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	8,800	58,789	67,589	$5,786,970	$5,006,970	7.42
2023	8,800	52,757	61,557	$5,396,702	$4,616,702	6.92

Alan N. MacGibbon
Age: 68
Mississauga, ON, Canada
Independent
Director since
April 2014
Board Chair since
February 2024
Results of 2023 vote:
99.4% in favour
Mr. MacGibbon is a Corporate Director. He is the former Managing Partner and Chief Executive of Deloitte LLP (Canada) from 2004 to June 2012, and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013 and Senior Counsel to Deloitte LLP (Canada) from June 2012 to December 2013. Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.
Key Areas of Expertise/Experience
• Audit/Accounting • Environmental, Social and Governance • Executive Leadership in a large, complex organization	• Legal/Regulatory • Operational Excellence • Risk Management	• Talent Management & Executive Compensation • Technology Management and Information Security
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board (chair) Audit(16) Corporate Governance (chair) Risk(9) Combined Total	11 of 11 9 of 9 5 of 5 3 of 3 28 of 28	100% 100% 100% 100% 100%	• CAE Inc. (2015 – present) (Board Chair)(15)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	4,076	66,902	70,978	$6,077,136	$4,517,136	3.90
2023	4,076	57,239	61,315	$5,375,486	$4,595,486	6.89

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   17

John B.
MacIntyre(12) (14)
Age: 68
Toronto, ON,
Canada
Independent
Director since
August 2023
Mr. MacIntyre is Chairman of Birch Hill Equity Partners, which he co-founded in 2005. Prior to that, he co-founded the Canadian mid-market Private Equity Group within TD Capital. Mr. MacIntyre holds a Bachelor of Commerce (Honours) from Queen’s University and is a Fellow of the Institute of Chartered Accountants of Ontario and a Chartered Business Valuator.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Executive Leadership in a large, complex organization • Financial Services	• Risk Management • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board(12) Human Resources(12) Combined Total	3 of 3 2 of 2 5 of 5	100% 100% 100%	• Softchoice Corporation (2023 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	36,926	2,827	39,753	$3,403,652	$2,623,652	4.36

Karen E. Maidment
Age: 65
Cambridge, ON,
Canada
Independent
Director since
September 2011
Results of 2023 vote:
98.3% in favour
Ms. Maidment is a Corporate Director. Ms. Maidment is the former Chief Financial and Administrative Officer of BMO Financial Group from 2007 to 2009 and also served as the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Prior to that, she held several executive positions, including Chief Financial Officer, with Clarica Life Insurance Company. Ms. Maidment holds an undergraduate degree in commerce, and an honorary doctorate degree from McMaster University. Ms. Maidment is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury • Environmental, Social and Governance	• Executive Leadership in a large, complex organization • Financial Services • Insurance	• Operational Excellence • Risk Management • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board Corporate Governance Human Resources (chair) Risk Combined Total	11 of 11 5 of 5 7 of 7 9 of 9 32 of 32	100% 100% 100% 100% 100%	• TD Ameritrade Holding Corporation (2010 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	11,590	66,110	77,700	$6,652,674	$5,872,674	8.53
2023	11,590	61,178	72,768	$6,379,571	$5,599,571	8.18

18   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Keith G. Martell(13)
Age: 61
Eagle Ridge, SK,
Canada
Independent
Director since
August 2023
Designated Audit
Committee Financial
Expert(4)
Mr. Martell is a Corporate Director. Mr. Martell is the former Director, President and Chief Executive Officer of First Nations Bank of Canada (“FNBC”). He was involved in the creation of FNBC and served on its Board of Directors from 1996 to May 2023. Prior to that, he spent 10 years with the Chartered Accounting firm KPMG, then served as the Executive Director of Finance and Fiscal Relations for the Federation of Sovereign Indigenous Nations from 1995 to 2000. Mr. Martell holds a Bachelor of Commerce and an Honorary Doctor of Laws from the University of Saskatchewan. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA, FCA) and a Certified Aboriginal Financial Manager (CAFM). Me. Martell is a member of the Waterhen Lake First Nation, Saskatchewan.
Key Areas of Expertise/Experience
• Audit/Accounting • Executive Leadership in a large, complex organization	• Financial Services • Government/Public Affairs	• Legal/Regulatory • Risk Management
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board(13)	3 of 3	100%	• Nutrien Ltd. (2018 – present)
Audit(13)	2 of 2	100%
Risk(13)	3 of 3	100%
Combined Total	8 of 8	100%
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)(8)
2024	4,907	2,192	7,099	$607,816	$(172,184)	0.78

Bharat B. Masrani
Age: 67
Toronto, ON,
Canada
Non-Independent(6)
Director since
April 2014
Results of 2023 vote:
99.3% in favour
Mr. Masrani is the Group President and Chief Executive Officer of the bank. From July 2013 to October 2014, Mr. Masrani was the Chief Operating Officer of the bank. Prior to July 2013, he was Group Head, U.S. Personal and Commercial Banking of the bank and President and Chief Executive Officer, TD Bank US Holding Company and TD Bank, N.A. Mr. Masrani holds an undergraduate degree in administrative studies from York University and a master’s degree in business administration from the Schulich School of Business, York University.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Environmental, Social and Governance • Executive Leadership in a large, complex organization • Financial Services	• Government/Public Affairs • Legal/Regulatory • Operational Excellence	• Risk Management • Talent Management & Executive Compensation • Technology Management and Information Security
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board	11 of 11	100%	• The Charles Schwab Corporation (2020 – present) • TD Ameritrade Holding Corporation (2013 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs(7)	Total Common Shares and DSUs	For required and actual share ownership as an executive, see “Share Ownership Requirements” on pages 54 and 67.
2024	1,138,886	344,771	1,483,657
2023	1,007,430	328,831	1,336,261

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   19

Claude Mongeau
Age: 62
Montreal, QC,
Canada
Independent
Director since
March 2015
Results of 2023 vote:
99.6% in favour
Mr. Mongeau is a Corporate Director. He is the former President and Chief Executive Officer of Canadian National Railway Company, a North American railroad and transportation company, from January 2010 to June 2016. Prior to leading Canadian National Railway Company, Mr. Mongeau was its Executive Vice-President and Chief Financial Officer. Mr. Mongeau holds an undergraduate degree in psychology from the Université du Québec à Montréal and a master’s degree in business administration from McGill University.
Key Areas of Expertise/Experience
• Capital Markets/Treasury • Environmental, Social and Governance	• Executive Leadership in a large, complex organization • Government/Public Affairs	• Operational Excellence • Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board Audit(11) Human Resources(11) Combined Total	10 of 11 4 of 4 4 of 4 18 of 19	91% 100% 100% 95%	• Cenovus Energy Inc. (2016 – present) • Norfolk Southern Corporation (2019 – present) • Telus Corporation (2017 – 2019)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	45,787	37,606	83,393	$7,140,109	$6,360,109	9.15
2023	45,787	32,672	78,459	$6,878,501	$6,098,501	8.82

S. Jane Rowe
Age: 64
Toronto, ON, Canada
Independent
Director since
April 2020
Results of 2023 vote:
99.3% in favour
Designated
Audit Committee
Financial Expert(4)
Ms. Rowe is the former Vice Chair, Investments, Ontario Teachers’ Pension Plan (“Ontario Teachers”) and was formerly the Executive Managing Director, Equities, Ontario Teachers, an independent organization responsible for administering and managing the assets of the Ontario Teachers’ Pension Plan for the benefit of active and retired teachers of Ontario, and also served as Senior Managing Director, Ontario Teachers’ Private Capital from 2010 to 2018. Prior to joining Ontario Teachers in 2010, Ms. Rowe held several senior management roles at Scotiabank from 1987 to 2010 including President and Chief Executive Officer of Scotia Mortgage Corporation and Roynat Capital Inc. Ms. Rowe holds an undergraduate degree in commerce from the Memorial University of Newfoundland and a master’s degree in business administration from the Schulich School of Business, York University.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury • Environmental, Social and Governance	• Executive Leadership in a large, complex organization • Financial Services	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board Audit Combined Total	11 of 11 9 of 9 20 of 20	100% 100% 100%	• Enbridge (2021 – present) • Premier Lotteries Capital UK Limited (2019 – 2023)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	15,977	7,709	23,686	$2,027,995	$1,247,995	2.60
2023	14,221	5,817	20,038	$1,756,731	$ 976,731	2.25

20   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Nancy G. Tower
Age: 64
Halifax, NS, Canada
Independent
Director since
June 2022
Results of 2023 vote:
99.8% in favour
Designated
Audit Committee
Financial Expert(4)
Ms. Tower is a Corporate Director. Ms. Tower is the former President & Chief Executive Officer of Tampa Electric Company, which is a U.S. subsidiary of Emera Inc., a Nova Scotia based multi-jurisdiction energy company. Prior to that, Ms. Tower held a number of senior roles at Emera Inc. and its subsidiaries, including as Chief Corporate Development Officer, Chief Financial Officer, and Chief Executive Officer of Emera Newfoundland and Labrador. Ms. Tower holds a Bachelor of Commerce from Dalhousie University in Halifax, Nova Scotia. Ms. Tower is a Chartered Professional Accountant, a Chartered Accountant, and a Fellow of the Chartered Professional Accountants of Nova Scotia.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury • Executive Leadership in a large, complex organization	• Legal/Regulatory • Operational Excellence • Risk Management	• Talent Management & Executive Compensation • Technology Management & Information Security
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board Audit (chair)(17) Risk(10) Combined Total	10 of 11 9 of 9 6 of 6 25 of 26	91% 100% 100% 96%	• AtlaGas Ltd. (2020 – present) • Finning International Inc. (2022 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	8,521	7,167	15,688	$1,343,207	$563,207	1.72
2023	8,132	3,199	11,331	$993,389	$213,389	1.27

Ajay K. Virmani
Age: 67
Oakville, ON, Canada
Independent
Director since
August 2022
Results of 2023 vote:
99.5% in favour
Mr. Virmani is the founder and Executive Chairman of Cargojet Inc., a Canadian based public company which is a premium, global air cargo logistics provider. Mr. Virmani holds an MBA from the City University of New York, and an honorary Doctor of Laws degree from Assumption University.
Key Areas of Expertise/Experience
• Executive Leadership in a large, complex organization • Marketing/Digital/Data	• Operational Excellence • Risk Management
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board Risk Combined Total	11 of 11 8 of 9 19 of 20	100% 89% 95%	• Cargojet Inc. (2005 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	11,765	5,876	17,641	$1,510,422	$730,422	1.94
2023	11,765	2,527	14,292	$1,252,980	$472,980	1.61

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   21

Mary A. Winston
Age: 62
Charlotte, NC, USA
Independent
Director since
August 2022
Results of 2023 vote:
99.3% in favour
Designated
Audit Committee
Financial Expert(4)
Ms. Winston is a Corporate Director and CEO and Founder of WinsCo Enterprises, which provides financial and board advisory consulting services to large corporations and their board of directors. She is the former Chief Financial Officer of Family Dollar Stores, Inc., Giant Eagle, and Scholastic Corp. and while serving as a board member, was also interim CEO of Bed Bath and Beyond Inc. Ms. Winston holds a bachelor’s degree in Accounting from the University of Wisconsin, and an MBA from Northwestern University’s Kellogg School of Management. She is a Certified Public Accountant.
Key Areas of Expertise/Experience
• Audit/Accounting • Capital Markets/Treasury	• Executive Leadership in a large, complex organization • Operational Excellence	• Talent Management & Executive Compensation
Board and Committee Meeting Attendance for Fiscal 2023			Other Public Company Directorships (for past five years)
Board Audit Combined Total	11 of 11 8 of 9 19 of 20	100% 89% 95%
•
Acuity Brands Inc. (2017 – present)

•
Chipotle Mexican Grill, Inc. (2020 – present)

•
Northrop Grumman (2023-present)

•
Dover Corporation (2005 – 2023)

•
Bed Bath and Beyond Inc. (2019 – 2022)

•
Domtar Corporation (2015 – 2021)

•
SuperValu Inc. (2016 – 2018)

Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2024	100	11,375	11,475	$982,490	$202,490	1.26
2023	100	5,843	5,943	$521,023	$(258,977)	0.67

(1)
Common share and DSU equity ownership amounts for 2024 are as of February 12, 2024. Common share and DSU equity ownership amounts for 2023 are as of February 21, 2023. The total equity value and amount by which it exceeds the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. For fiscal 2024 and fiscal 2023, the SOR requirement for the Board Chair is $1,560,000 and for independent directors is $780,000. Mr. MacGibbon was appointed Board Chair as of February 1, 2024. His SOR for 2024 is calculated against the SOR requirement for Board Chair.

(2)
Ms. Brinkley’s and Mr. MacGibbon’s total DSUs include DSUs earned in respect of service on the boards of TD Group US Holdings LLC (TDGUS), TD Bank US Holding Company (TDBUSH), TD Bank, N.A. (TDBNA) and TD Bank USA, N.A. (TDBUSA) for 2023 and 2024. Ms. Maidment’s total DSUs include DSUs earned in respect of service on the board of TDGUS for 2023 and 2024. Ms. Winston’s total DSUs include DSUs earned in respect of service on the boards of TDBUSH, TDBNA and TDBUSA for 2023 and 2024. Mr. Antoun’s total DSUs include DSUs earned in respect of service on the board of TDGUS and TDBUSH for 2023 and 2024.

(3)
For 2024 and 2023, respectively, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 29, 2023 ($85.62) and December 31, 2022 ($87.67).

(4)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

(5)
Ms. Goggins was, prior to June 14, 2016, a director of Valeant Pharmaceuticals International, Inc. (Valeant). Management cease trade orders were issued for directors and officers of Valeant by the Autorité des Marchés financiers (Quebec) while Ms. Goggins was a director of Valeant. These orders were effective from March 31, 2016 to April 29, 2016 and from May 17, 2016 to June 8, 2016.

(6)
Because of his position, Mr. Masrani, Group President and Chief Executive Officer of the bank, is not considered “independent” under bank policy or the Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and is “affiliated” under the Bank Act.

(7)
Mr. Masrani’s total DSUs include vesting share units (VSUs), which are comparable to DSUs and all of which have previously vested. Mr. Masrani held a total of 133,641 VSUs as of February 12, 2024 . Additional details on VSUs can be found on page 49.

(8)
Directors have five years from their respective first election date to meet the SOR.

(9)
Mr. MacGibbon stepped down from the Risk Committee on April 19, 2023.

(10)
Ms. Tower was appointed to the Risk Committee on April 19, 2023.

(11)
Mr. Mongeau was appointed to the Human Resources Committee and stepped down from the Audit Committee on April 19, 2023.

(12)
Mr. MacIntyre was appointed to the Board and Human Resources Committee on August 23, 2023.

(13)
Mr. Martell was appointed to the Board and the Audit Committee and Risk Committees on August 23, 2023.

(14)
Mr. MacIntyre was a director of 2180811 Ontario Limited (“218”), the sole general partner of RHB Group LP (“RHB”). On January 17, 2017, RHB and 218 were deemed to have filed an assignment of bankruptcy under the Bankruptcy and Insolvency Act. RHB and 218 were majority owned by Birch Hill Equity Partners, where Mr. MacIntyre is Chairman.

(15)
Director nominees who serve on other boards together are Mr. Antoun and Mr. MacGibbon, who are directors of CAE Inc.

(16)
Mr. MacGibbon stepped down from the Audit Committee on December 1, 2023

(17)
Ms. Tower was appointed Chair of the Audit Committee on December 1, 2023

22   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Key Areas of Expertise/Experience
All of the bank’s directors have broad experience and expertise acquired from senior level involvement in major organizations. As a result, each director has significant expertise in executive leadership and corporate governance. The following chart identifies the additional “key areas of expertise/experience” for each independent director nominee on a consolidated basis.

Skills/Experience
Director	Audit/Accounting	Capital Markets/Treasury	Environmental, Social and Governance	Executive Leadership in a Large, Complex Organization	Financial Services	Government/Public Affairs	Insurance	Legal/Regulatory	Marketing/Digital/Data	Operational Excellence	Risk Management	Talent Management & Executive Compensation	Technology Management and Information Security
Ayman Antoun				✔		✔			✔	✔	✔	✔	✔
Cherie L. Brant			✔			✔		✔			✔
Amy W. Brinkley			✔	✔	✔			✔	✔	✔	✔	✔
Brian C. Ferguson	✔		✔	✔		✔						✔
Colleen A. Goggins				✔					✔	✔	✔	✔
Alan N. MacGibbon	✔		✔	✔				✔		✔	✔	✔	✔
John B. MacIntyre	✔	✔		✔	✔						✔	✔
Karen E. Maidment	✔	✔	✔	✔	✔		✔			✔	✔	✔
Keith G. Martell	✔			✔	✔	✔		✔			✔
Claude Mongeau		✔	✔	✔		✔				✔		✔
S. Jane Rowe	✔	✔	✔	✔	✔							✔
Nancy G. Tower	✔	✔		✔				✔		✔	✔	✔	✔
Ajay K. Virmani				✔					✔	✔	✔
Mary A. Winston	✔	✔		✔						✔		✔
Board and Committee Meeting Attendance
During the 12 months ended October 31, 2023, the board held nine regularly scheduled meetings and two special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition, directors from time to time attend other committee meetings by invitation. The bank’s directors collectively attended 99% of all board and applicable committee meetings during fiscal 2023. All director nominees attended a minimum of 95% of total eligible board and committee meetings during fiscal 2023. Each director nominee’s attendance at board and applicable committee meetings during fiscal 2023 is set out in each of the “Director Profiles” in the “Director Nominees” section of this circular.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   23

Additional Information About Directors
Mr. Brian Levitt, an independent director who has served as a director of the bank since December 2008 and Board Chair from January 2011 to January 2024, will not be standing for re-election at the meeting. He is the former President and then Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt attended 11 of 11 meetings of the board, 5 of 5 meetings of the corporate governance committee and 7 of 7 meetings of the human resources committee during fiscal 2023.
Mr. David Kepler, an independent director who has served as a director of the bank since December 2013, will not be standing for re-election at the meeting. He is the former Executive Vice President of The Dow Chemical Company, a chemical, plastics and advanced materials manufacturer. Mr. Kepler attended 11 of 11 meetings of the board, 7 of 7 meetings of the human resources committee and 9 of 9 meetings of the risk committee during fiscal 2023.
Upon Ms. Maidment reaching her term limit as chair of the human resources committee, the corporate governance committee has recommended that, subject to his re-election by shareholders at the meeting, Mr. Mongeau become chair of the human resources committee on which he has been serving alongside Ms. Maidment since April 2023.
24   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

DIRECTOR COMPENSATION
Director compensation is structured to compensate directors appropriately for their time and effort overseeing the effective operation of the bank and to align directors’ interests with those of shareholders. All of the bank’s directors devote considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. In addition, the Board Chair and committee chairs engage regularly with the bank’s regulators to engender trust and confidence in the quality of the board’s governance and effective oversight of the bank, as well as to clarify expectations and discuss issues. The bank believes in a simple, easy to understand director compensation structure and, as such, directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank. The board’s corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.
ELEMENTS OF DIRECTOR COMPENSATION
The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2023. Mr. Masrani does not receive any compensation for serving as a director because he is compensated in his role as Group President and Chief Executive Officer of the bank.
Annual Cash Retainer	2023
Board Chair(1)	$260,000
Other directors(2)	$130,000
Equity Award(3)
Board Chair	$260,000
Other directors	$130,000
Additional Committee Membership Fees
Chair of a board committee(4)	$57,500
Additional committee memberships(5)	$17,500
Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.

(2)
Includes compensation for serving on one committee.

(3)
Subject to board approval, directors may receive an equity award paid in the form of DSUs.

(4)
A minimum of 50% of committee chair fees are paid in DSUs.

(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)
For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings, which are typically held at the bank’s head office in Toronto: $10,000 for directors with a principal residence in Quebec, $20,000 for directors with a principal residence outside Ontario or Quebec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of their city of principal residence.
In addition, for acting as members of the audit committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.
Under the bank’s Outside Director Share Plan, a non-employee director may elect to receive all or a portion of their annual cash fees in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.
The bank does not issue stock options as part of director compensation.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   25

DIRECTOR COMPENSATION TABLE
The following table summarizes compensation paid to non-employee directors during 2023.
	Fees Earned
Name(1)	Annual Cash Retainer ($)	Additional Committee ($)	Special Meetings(2) ($)	Committee Chair ($)	Travel Allowance ($)	Total Annual Fees(3) ($)	Share-based Awards(4) ($)	All Other Compensation(5) ($)	Total(6) ($)
Cherie L. Brant	130,000	—	—	—	—	130,000	130,000	—	260,000
Amy W. Brinkley(7)	130,000	17,500	—	57,500	20,000	225,000	130,000	439,043	794,043
Brian C. Ferguson	130,000	—	2,500	—	20,000	152,500	130,000	—	282,500
Colleen A. Goggins	130,000	—	—	—	20,000	150,000	130,000	—	280,000
Jean-René Halde(8)	65,000	—	2,500	—	5,000	72,500	—	—	72,500
David E. Kepler(9)	130,000	17,500	—	—	20,000	167,500	65,000	—	232,500
Brian M. Levitt(9)	260,000	—	—	—	—	260,000	97,500	—	357,500
Alan N. MacGibbon(7)	130,000	17,500	5,000	57,500	—	210,000	227,500	420,154	857,654
John B. MacIntyre(10)	32,500	—	—	—	—	32,500	162,500	—	195,000
Karen E. Maidment(11)	130,000	17,500	—	57,500	—	205,000	130,000	313,598	648,598
Keith G. Martell(10)	32,500	4,375	—	—	5,000	41,875	162,500	—	204,375
Nadir H. Mohamed(8)	65,000	—	—	—	—	65,000	—	—	65,000
Claude Mongeau	130,000	—	2,500	—	10,000	142,500	130,000	—	272,500
S. Jane Rowe	130,000	—	2,500	—	—	132,500	130,000	—	262,500
Nancy G. Tower	130,000	8,750	2,500	—	20,000	161,250	130,000	—	291,250
Ajay K. Virmani	130,000	—	—	—	—	130,000	130,000	—	260,000
Mary A. Winston(12)	130,000	—	2,500	—	20,000	152,500	130,000	297,421	579,921

(1)
Details of compensation received by Mr. Masrani, as Group President and Chief Executive Officer, for fiscal 2023 are provided in the “Summary Compensation Table” on page 59 of this circular. Mr. Masrani does not appear in this table as he was an employee-director after having been named Group President and Chief Executive Officer of the bank in fiscal 2015. Mr. Masrani did not receive any compensation for serving as director of the bank or on any bank subsidiary boards (TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.).

(2)
Amounts reported in the “Special Meetings” column were received for amounts paid to members of the audit committee for acting as the audit committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries.

(3)
Amounts reported in the “Total Annual Fees” column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Committee Chair Fees	Other Annual Fees
Cherie L. Brant	40% cash	N/A	N/A
Amy W. Brinkley	100% cash	50% cash	100% cash
David. E. Kepler	75% cash	N/A	100% cash
Karen E. Maidment	100% cash	50% cash	100% cash
Keith G. Martell	27% cash	N/A	27% cash
Mary A. Winston	40% cash	N/A	N/A

(4)
DSUs awarded on December 12, 2023 relate to the period from November 1, 2023 to October 31, 2024. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date. The DSU awards reported are the most recently approved. Details on DSUs awarded on December 12, 2022 are available in the 2023 management proxy circular.

(5)
The amount reported in the “All Other Compensation” column represents the fees paid for serving as a board member of certain bank subsidiaries. Directors of TD Group US Holdings LLC were paid an annual fee of $70,000 in fiscal 2023. Compensation arrangements for Directors of TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A which, after being increased as of August 1, 2023, included the following as applicable: an annual cash retainer of US$97,500; an annual equity award of US$97,500; an additional committee membership fee for serving on two committees of US$12,500; risk and audit committee chair fees of US$42,000; interim US BSA/AML committee chair fees of US$100,000 and committee member fees of US$50,000; and special meeting fees of US$1,500 per meeting in excess of 5 special meetings or 8 meetings of any one committee. The exchange rate used to convert U.S. dollar compensation, excluding the annual equity award, to Canadian dollars was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (C$1.3492 = US$1.00). The exchange rate used to convert the annual equity awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (C$1.357 = US$1.00).

(6)
The total director compensation paid in fiscal 2023, which is comprised of the amounts disclosed in the “Total Annual Fees” column and equity awarded on December 12, 2022, or in the case of Mr. MacIntyre and Mr. Martell on August 24, 2023, was $4,445,625.

(7)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Brinkley and Mr. MacGibbon for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

(8)
Mr. Halde and Mr. Mohamed did not stand for re-election at the annual meeting held on April 20, 2023 and their annual retainer fees were pro-rated accordingly.

26   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

(9)
Mr. Kepler and Mr. Levitt are not standing for re-election at the meeting and their equity awards were pro-rated accordingly.

(10)
Mr. MacIntyre and Mr. Martell were appointed as directors on August 23, 2023 and their annual fees were pro-rated accordingly. Both Mr. MacIntyre and Mr. Martell received an equity award on August 24, 2023 of $32,500 in respect of fiscal 2023, and an equity award on December 12, 2023 of $130,000 in respect of fiscal 2024.

(11)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Maidment for serving as a board member of the bank’s subsidiary TD Group US Holdings LLC and associated duties, including attending certain meetings of the TD Bank US Holding Company board of directors and risk committee.

(12)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Winston for serving as a board member of TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

DIRECTOR SHARE OWNERSHIP REQUIREMENT
Under the bank’s director SOR, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ SOR.
Directors have five years from their first election date to meet the SOR. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the SOR has been achieved. Directors who are also officers of the bank are subject to separate share ownership requirements, as described in the “Additional Disclosure” section of this circular.
The SOR for non-employee directors are:
•
Board Chair: 6 × annual cash retainer (6 × $260,000 = $1,560,000)

•
Other directors: 6 × annual cash retainer (6 × $130,000 = $780,000)

Each of the bank’s current non-employee directors are in compliance with the SOR, including Mr. Antoun (nominee to be appointed to the board on April 18, 2024), Ms. Brant (appointed to the board on August 26, 2021), and Mr. Martell (appointed to the board on August 23, 2023), who are accumulating equity in accordance with director share ownership guidelines. Each director’s share ownership is set out in the “Director Nominees” section of this circular.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   27

CORPORATE CITIZENSHIP AND SUSTAINABILITY AT TD
The bank reports annually to its various stakeholders on its goals and performance across a range of dimensions. The Annual Report focuses on financial performance. The Sustainability Report focuses on environmental, social, governance (ESG) matters. The TD Ready Commitment Report covers the bank’s philanthropic activities and other forms of support for communities. The Climate Action Plan Report provides details on the bank’s climate goals and progress, using the disclosure frameworks of the Task Force on Climate-related Financial Disclosures (TCFD) and the Glasgow Financial Alliance for Net Zero (GFANZ). These reports are available on the bank’s website at www.td.com.
This section of the circular provides highlights of the activity covered by reports other than the Annual Report, and of the board’s oversight in 2023 of such activity.
TD has a history of strong performance related to sustainability, long before ESG matters emerged as a growing area of focus. TD’s approach to sustainability is guided by the bank’s purpose to enrich the lives of its customers, colleagues, and communities. For the bank, making progress on ESG issues is not just a risk to manage — it’s also a significant opportunity for growth.
Building on a Decade of Strong Sustainability Performance
•
2008 — TD becomes a signatory to the United Nations-supported Principles for Responsible Investment.

•
2014 — TD issues the first green bond ($500M) from a Canadian commercial bank. TD Insurance signs the United Nations Principles for Sustainable Insurance.

•
2017 — TD announces a target of $100B by 2030 in low-carbon lending, financing, asset management and other programs to support the transition to a low-carbon economy.

•
2018 — Launch of the TD Ready Commitment, targeting $1B by 2030 towards community giving aligned to 12 United Nations Sustainable Development Goals.

•
2020 — TD announces a Climate Action Plan, which includes a target to achieve net-zero greenhouse gas (GHG) emissions by 2050, and a new TD Securities ESG Solutions group (formerly the Sustainable Finance and Corporate Transitions group). The bank also announces its ESG Framework and sets goals for minority representation at executive levels across North America, including a goal of 25% Black, Indigenous and minority representation by 2025.

•
2021 — TD joins the Net-Zero Banking Alliance, committing to accelerate efforts to address climate change. The bank also announces an interim target to achieve an absolute reduction in GHG emissions from its operations (Scope 1 and 2 GHG emissions) by 25% by 2025, relative to a 2019 baseline.

•
2022 — TD announces 2030 interim targets for its Scope 3 financed emissions for the Energy and Power Generation sectors. The bank reaches its goal of doubling the representation of Black executives at TD in North America by the end of 2022, compared to a July 2020 baseline.

•
2023 — TD announces its social framework, TD Pathways to Economic Inclusion, and a $500B Sustainable & Decarbonization Finance Target to support key environmental, decarbonization and social activities by 2030. The bank sets 2030 interim targets for its Scope 3 financed emissions for the Automotive Manufacturing and Aviation sectors.

2023 Sustainability Performance Highlights
TD will release its 2023 Sustainability Report in March 2024, which will include information about its sustainability strategy and performance. Set out below is a summary of TD’s ESG goals and performance highlights.
Sustainable Finance
The bank’s Sustainable Finance Strategy focuses on meeting its clients’ evolving needs. With this strategy, the bank intends to help its clients further their social and environment goals, and support a more sustainable future for local communities, while supporting progress toward the bank’s broader sustainability strategy.
•
In early 2024, TD disclosed progress toward its Sustainable & Decarbonization Finance Target within its upcoming 2023 Sustainability Reporting Suite and introduced its Sustainable Finance Strategy.

•
TD Securities signed an agreement to purchase 27,500 metric tons of Direct Air Capture (DAC) carbon dioxide removal credits over a four-year period from STRATOS, 1PointFive’s first DAC plant currently under construction in Texas, subject to STRATOS becoming operational.

•
TD Asset Management launched a new ESG-focused fund called the TD North American Sustainability Bond Fund.

28   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Environment
The bank is committed to supporting better environmental health. Its efforts include taking action to address climate risk and nature loss through GHG emission reduction targets and encouraging responsible resource use.
•
Within the upcoming 2023 Sustainability Reporting Suite, expanded the disclosure of TD’s Scope 3 financed emissions footprint to cover all carbon-intensive sectors as defined by the Net-Zero Banking Alliance (NZBA), including the bank’s business loans, on-balance sheet investments (i.e. listed equity and corporate bonds), residential mortgages and motor vehicle loans.

•
Reduced total Scope 3 absolute financed emissions footprint in 2021, on a committed basis, compared with 2019 baseline.

•
Achieved goal to engage with clients responsible for over 50% of the bank’s financed emissions for the Energy and Power Generation sectors before the end of 2023, and established new client engagement goal to engage with clients responsible for 75% of the bank’s financed emissions in 2024 for sectors for which we have set an interim financed emissions target.

•
Completed an enterprise-wide transition plan gap assessment to identify opportunities to enhance the bank’s Climate Action Plan and to identify initiatives to further advance the bank’s net-zero transition.

•
Advanced its financed emissions work by performing an analysis of two new sectors, Agriculture and Residential Real Estate, to improve data quality, evaluate emissions profiles and identify sector-specific decarbonization strategies.

Social
The bank is committed to contributing to inclusive financial and economic outcomes through its business, philanthropy, employment activities, and supply chain.
•
Within the upcoming 2023 Sustainability Reporting Suite, disclosed targets for each of the three pillars of its social framework, TD Pathways to Economic Inclusion.

•
Announced the TD Scholarship for Indigenous Peoples, administered by AFOA Canada, which offers 25 scholarships annually to eligible students, including $15,000 per year for up to four years, and employment opportunities at TD.

•
Advanced and launched initiatives to help improve economic inclusion, including announcing the Black Entrepreneur Credit Access Program in Canada.

•
Introduced its First Home Savings Account, a tax-free registered account that allows Canadians to save for a first home purchase.

•
Announced its Community Impact Plan in January 2024, which reaffirms TD’s longstanding commitment to community empowerment through an estimated US$20 billion of investment, philanthropic, and lending activities that will benefit diverse and underserved individuals, families, communities, and businesses in the United States.

Environmental & Social (E&S) Governance
TD is committed to sound corporate governance practices that contribute to the effective management of the bank and to achieving the bank’s strategic and operational plans, goals and objectives. Key governance matters it is focused on include risk management, corporate governance, ethics and integrity, human rights, data security and privacy.
•
Enhanced tools for monitoring its financed emissions results and progress towards its targets, advanced its climate risk identification and measurement processes, and developed its enterprise climate data strategy, including laying the groundwork for a central data service project.

•
Introduced an enhanced due diligence assessment related to financed emissions within its existing E&S Risk Assessment process for the Energy and Power Generation sectors, expanding to the Automotive and Aviation sectors in early 2024.

•
Expanded the scope of its climate risk heatmap to include assessment of the acute physical risks of climate change for the bank’s own real estate operations.

•
Continued to proactively monitor and consult on industry, regulatory and legislative developments though several industry forums, in order to promote greater harmonization among standard-setters regarding disclosure standards for environmental and social risks.

•
Continued to integrate sustainability considerations into its business strategy, risk management and decision-making, coordinated by its ESG Centre of Expertise.

•
Recognized by Euromoney as the Best Bank for Corporate Responsibility in North America for 2023.

•
Recognized as an S&P Global Sustainability Yearbook Member in 2024, for being within the top 15% of banks globally based on the 2023 S&P Global Corporate Sustainability Assessment (CSA) Scores.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   29

Board Engagement on ESG Matters
	Summary of ESG Responsibilities	2023 ESG Engagement(1)
Board of Directors
•
Approves TD’s strategy and business objectives and oversees the implementation, execution and monitoring of performance, including with respect to TD’s corporate citizenship and E&S strategy and goals

•
Approves TD’s Risk Appetite Statement and reviews the bank’s risk profile and performance, including E&S risks

•
Oversees TD’s risk culture and the identification and monitoring of top and emerging risks affecting TD and management of those risks in accordance with TD’s Risk Appetite Statement and Enterprise Risk Framework, including E&S risk

•
Oversees the establishment of TD’s culture of integrity and compliance through its Code of Conduct and Ethics, Culture Framework, Conduct Risk Management Policy, Raising Conduct and Ethics Concerns Policy and Anti-Bribery and Anti-Corruption Policy

For further information, refer to TD’s Board Charter

•
Received regular updates on TD’s enterprise Risk Dashboard, including E&S risk

•
Reviewed progress related to the bank’s ESG strategies, priorities and programs, including with respect to the bank’s introduction of a new Sustainable & Decarbonization Finance Target

•
Approved Fiscal 2024 Integrated Plan which includes ESG metrics

•
Received updates on the bank’s financed emissions targets and reporting

•
Received an update on the development of enterprise social strategy

•
Received ESG education session on responsible resource use

•
Received reports from the Committee Chairs after each Committee meeting regarding the Committees’ activities, including those described below

Corporate Governance Committee (CGC)
•
Oversees and monitors TD’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility and E&S matters, including:

–
Keeps abreast of international trends, best practices and standards in disclosure of ESG matters, including with respect to climate-related matters

–
Updates the Board on ESG matters

–
Reviews TD’s Modern Slavery and Human Trafficking Report

•
Develops and recommends to the Board corporate governance principles, including the Code of Conduct and Ethics, to foster a healthy governance culture

•
Oversees conduct risk and enterprise-wide complaints

•
Oversees directors’ continuing education, including with respect to ESG matters

•
Oversees shareholder engagement practices

For further information, refer to TD’s CGC Charter

•
Received updates on ESG strategy, reporting and performance

•
Received updates on enterprise social strategy, the Sustainable & Decarbonization Finance Target, net-zero targets and transition planning, and related reporting

•
Received a report on compliance monitoring with respect to TD’s Code of Conduct and Ethics

•
Monitored ESG-related risks and opportunities, including receiving presentations on stakeholder feedback, governance developments and ESG materiality assessment results

•
Received update on International Sustainability Standards Board (ISSB) standards

•
Received updates on Enterprise Conduct Risk Management

•
Reviewed an annual calendar of proposed ESG-related presentations for the board and its committees

•
In the course of 26 meetings with institutional shareholders in 2023, the Board Chair and Human Resources Committee (HRC) Chair discussed ESG matters raised by shareholders

(1)
For further information on Board Engagement on ESG matters, refer to TD’s Sustainability Report.

30   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

	Summary of ESG Responsibilities	2023 ESG Engagement
Risk Committee
•
Approves TD’s Enterprise Risk Framework (ERF) and its major risks as set out in the ERF

•
Reviews and recommends TD’s Enterprise Risk Appetite Statement for approval by the Board and oversees management of its risk profile and performance against its risk appetite, including reviewing and approving significant risk management frameworks and policies

•
Provides a forum for analysis of enterprise risk trends and current and emerging risks, including E&S risks

For further information, refer to TD’s Risk Committee Charter

•
Conducted regular reviews of TD’s enterprise Risk Dashboard including E&S risk

•
Received an update on TD ESG Risk Management Program

•
Received an update on OSFI Guideline B-15: Climate Risk Management

Human Resources Committee (HRC)
•
Oversees and monitors the bank’s people strategy, organization structure and compensation strategies, plans, policies, including that practices are consistent with the sustainable achievement of the bank’s strategic ambitions, business objectives, prudent management of its operations and risks, and safeguarding of its unique and inclusive culture

•
Reviews and approves the bank’s Culture Framework

•
Oversees and monitors the bank’s policies and programs to support a healthy and safe workplace and business environment for employees, to promote employee well-being and engagement, and to support the diversity, equity and inclusion goals of the bank

For further information, refer to TD’s HRC Charter

•
Reviewed performance against 2023 ESG goals when determining the business performance factor and compensation awards for the CEO and members of the Senior Executive Team.

•
Approved extending the link between ESG goals and compensation to the Senior Vice President (SVP) and above population in the Executive Compensation Plan (ECP) for fiscal 2024

•
Reviewed the TD culture dashboard and related monitoring activities

•
Monitored the progress on the Colleague Experience enterprise priority and people strategy key initiatives

•
Reviewed fair pay and significant colleague compensation outcomes and initiatives

•
Reviewed the diversity, equity and inclusion strategy and outcomes

•
In the course of 26 meetings with institutional shareholders during 2023, the Board Chair and HRC Chair discussed ESG matters raised by shareholders

Audit Committee
•
Oversees financial reporting and disclosures, and the effectiveness of internal control systems and processes in the areas of reporting (financial, operational and risk) and operations

•
Oversees the Internal Audit Division of the bank

For further information, refer to TD’s Audit Committee Charter

•
Received updates on ESG assurance and International Sustainability Standards Board disclosure standards and future sustainability-related reporting

•
Received an update on OSFI Guideline B-15: Climate Risk Management

Strengthening Diversity, Equity and Inclusion
The Board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, which is in keeping with the bank’s commitment to diversity, equity and inclusion at all levels of the bank’s workforce.
As set out in the bank’s Board Diversity Policy, when identifying qualified candidates for the Board, the CGC considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background and other attributes, while recognizing that the Board is comprised of a limited number of individuals. The CGC also may engage
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   31

recruitment firms to identify a diverse range of potential candidates. As well, the Board’s annual self-evaluation process includes an assessment of the Board’s mix of members, skills, experience, diversity and other characteristics. The Board has established a goal(1) that women and men each comprise at least 30% to 40% of the Board’s directors. This year, women comprise 47% (7 of 15) of all director nominees. In addition, 67% (10 of 15) of all director nominees voluntarily self-identified as a visible minority(2), an Indigenous person(3), 2SLGBTQ+(4), or a person with a disability(5). This includes 40% (6 of 15) who self-identified as a visible minority or an Indigenous person.
The bank also sets goals for representation of women and other diverse groups at the bank’s senior management levels. Each business within the bank monitors its respective progress against these goals on at least a quarterly basis. After reaching 40% representation of women in roles titled vice president and above in Canada in 2020, the bank introduced in 2021 a goal to reach 45% representation of women across that same group of roles by 2025. In 2020, the bank also introduced a goal to increase combined Black, Indigenous and minority representation across executive roles titled vice president and above in North America to 25% by 2025, with specific focus on efforts to increase Black and Indigenous representation. To further these goals, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees. As of October 31, 2023, women comprised 41.6% of all roles titled vice president and above in Canada and 30.8% (4 of 13) of SET members. All of the bank’s SET members speak fluent English and one speaks fluent French. Other languages spoken by one or more of the bank’s SET members include Cantonese, German, Gujarati, Hindi, Korean and Spanish. The bank is also on track to deliver on its broader goal to achieve 25% Black, Indigenous and minority representation in VP+ executive roles across North America by 2025. As of October 31, 2023, combined Black, Indigenous and minority representation at these levels was at 24.3%. Additional information about TD’s diversity, equity and inclusion activities and progress will be included in the bank’s 2023 Sustainability Report, scheduled for release in March 2024.
Linking ESG Factors in Executive Compensation
The bank incorporates a number of ESG factors into the key metrics used to help determine the variable compensation pool for the Senior Executive Team. These ESG metrics supplement customer experience metrics, and are related to the bank’s overall sustainability strategy, including goals related to climate change; diversity, equity and inclusion; and employee engagement. For fiscal 2024, in recognition of the importance and collective accountability to make progress on sustainability priorities, the bank extended the consideration of ESG metrics to all SVPs+ and above who participate in the ECP. Additional information about these ESG metrics, results and associated impact on variable compensation awards for members of the Senior Executive Team is on page 51 of this proxy circular.
Equitable Pay
The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are appropriate. During 2023, the bank worked with a third-party provider to complete a detailed statistical analysis of compensation to assess potential differences in outcomes based on gender and ethnicity. After adjusting for factors such as level, geography and role, the review found that for both base salary and total compensation:
•
Women globally earned more than 99 cents for every dollar earned by men;

•
Visible minorities in Canada earned more than 99 cents for every dollar earned by non-visible minorities; and

•
Minorities in the U.S. earned one dollar for every dollar earned by non-minorities.

The bank uses these reviews to actively monitor compensation outcomes and makes adjustments where appropriate to further enhance consistency and fairness.
For further information on Equitable Pay, refer to the Approach to Total Rewards section.

(1)
The bank’s representation goals are aspirational. All nomination, appointment, hiring and other employment decisions are made on a non-discriminatory basis, consistent with applicable laws.

(2)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than an Indigenous person.

(3)
“Indigenous person” is defined as First Nations, Inuit, Métis, American Indian, Alaska Native, Native Hawaiian or other.

(4)
“2SLGBTQ+” is defined as a member of the Two-Spirit, Lesbian, Gay, Bisexual, Transgender, Queer, Plus community.

(5)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

32   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

HUMAN RESOURCES COMMITTEE
LETTER TO SHAREHOLDERS
Dear Shareholder,
The Human Resources Committee (HRC or committee) oversees the people strategy of the bank and the related human resources policies and practices designed to support the sustainable achievement of the bank’s business objectives.
During the year, the committee’s principal activities and decisions related to compensation and human resources included:
1.
Monitoring the performance and development of the Senior Executive Team (SET) members and the approach and plans related to succession for key positions.

2.
Overseeing the bank’s culture framework and assessment process, the bank’s people strategy, and key areas of focus including the evolution of talent management practices to support and accelerate growth.

3.
Considering performance during the year and determining outcomes under the Executive Compensation Plan (ECP), including the business performance factor applicable for the SET and adjustments made to individual compensation in acknowledgement of the termination of the First Horizon transaction and certain U.S. regulatory issues.

4.
Providing oversight of key human resources and compensation related matters associated with the acquisition of Cowen Inc., including reviewing and approving compensation arrangements and associated equity vesting and deferral policies.

5.
Approving compensation policy changes, including extending consideration of ESG related metrics in the ECP to the Senior Vice President (SVP) and above population, with approximately 150 executives having their compensation tied to ESG metrics starting in 2024, and modifications to the Performance Share Unit (PSU) program.

6.
Reviewing diversity, equity and inclusion strategy and initiatives, including the bank’s approach and goals regarding Vice President (VP) and above representation of women, Black, Indigenous Peoples and minority communities.

7.
Monitoring progress on the 2023 enterprise priority of enriching colleague experience, including the results from the colleague experience surveys used to measure employee engagement.

8.
Reviewing the bank’s practices for providing fair pay to all colleagues as well as key adjusted and unadjusted pay gap results, including the determination that women and visible minorities earn at least 99 cents for each dollar earned by men and non-visible minorities respectively after adjusting for factors such as level, geography and role.

EXECUTIVE COMPENSATION
Funding for the ECP for a particular year is determined by the committee after considering the bank’s performance against a number of key measures and performance targets that are aligned with the bank’s long-term strategy and fixed at the beginning of the year.
The diagram below provides a summary of the outcome of the bank’s performance in 2023 against the key measures and performance targets incorporated in the ECP funding framework, which remains unchanged from prior years and generates the funding pool available to award variable compensation to the Chief Executive Officer (CEO), Named Executive Officers (NEOs) and other SET members. Further details on each of the measures and targets can be found starting on page 41.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   33

Following the year-end, the committee reviewed the results generated by the ECP funding framework, which provided a business performance factor (BPF) of 94.6%, below the target of 100%. In assessing the results, the committee considered the specific metrics covered by the plan as well as a variety of other factors and perspectives to assess whether any discretionary adjustments to the BPF were warranted. These included:
•
Financial and market metrics:

•
Adjusted revenue growth of 12.3%(2);

•
Adjusted pre-tax pre-provision (PTPP) growth of 7.2%(2)(3);

•
Adjusted earnings per share growth of -4.4%, above the peer average of -9.3%(2)(4);

•
Fiscal-year total shareholder return (TSR) of -6.9%, above the peer average of -11.4% and three-year TSR of 49.3%, above peer average of 29.4%(4)(5);

•
Common Equity Tier 1 Ratio of 14.4%(6), well above regulatory requirements;

•
Year-over-year growth in customer experience results, with Legendary Experience Index (LEI) results achieving a record of 73.2%, exceeding the target by 2.5 percentage points;

•
Progress on ESG goals, including:

•
On track to achieving 25% scope 1 and 2 greenhouse gas emissions reduction targets by 2025, and disclosed scope 3 targets for the automotive manufacturing and aviation sectors;

•
On track to reach 2025 goals for women and minority representation in executive roles titled vice president and above;

•
Top quartile employee engagement results;

•
Successful completion of the Cowen Inc. acquisition, significantly enhancing TD Securities capabilities; and

•
The termination of the merger agreement for the bank to acquire First Horizon Corporation, and certain U.S. regulatory issues.

After assessing the factors above, the committee determined it was appropriate to make no discretionary adjustments to the calculated BPF of 94.6%. However, in acknowledgement of events that occurred during the year, the Committee determined it was appropriate to make certain negative adjustments to individual compensation. Further details are provided in the CEO and Other NEOs Compensation sections.
CEO COMPENSATION
When determining the compensation for the CEO, the committee considered the CEO’s target compensation, the BPF for the ECP, the overall performance of the bank, and performance of the CEO (additional details on the process used to assess CEO performance can be found starting on page 52).
After considering these factors, the board approved total direct compensation for Mr. Masrani of $13,271,000, $1,729,000 below his target of $15,000,000 and 11.3% lower than his total direct compensation for 2022. This included incentive compensation equal to his incentive target multiplied by the BPF of 94.6%, less a discretionary adjustment of $1 million.
The board believes that the CEO demonstrated excellent personal leadership and performance through a challenging year. However, in acknowledgement of the termination of the First Horizon transaction and certain U.S. regulatory issues, the CEO recommended, and the board approved, the $1 million reduction in compensation.
LOOKING FORWARD — ESG METRICS AND PSUs
Since 2021, the bank has formally incorporated a number of ESG metrics into the ECP framework to determine the variable compensation pool for the SET. These ESG metrics are related to the bank’s overall sustainability strategy, including goals related to climate change; diversity, equity and inclusion; and employee engagement. For fiscal 2024, in recognition of the importance and collective accountability to make progress on sustainability priorities, the bank extended the consideration of ESG metrics to all SVPs and above who participate in the ECP, resulting in approximately 150 executives having their compensation tied to ESG metrics starting in 2024.
In 2023, management undertook a review of the PSU plan. The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period compared to the peer comparator group, and can impact the final number of units within a specified range. For PSUs granted in December 2023 and beyond, the performance factor range will be expanded to 75% to 125% at maturity, an increase of the previous range of 80% to 120%. This change allows for a wider potential range of PSU outcomes for participants that is aligned with performance (both positive and negative) while continuing to strike a balance with the bank’s risk appetite and regulatory expectations.
34   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

SUCCESSION PLANNING AND TALENT MANAGEMENT
Each year, the HRC devotes a significant amount of time to succession planning and talent management, holding dedicated sessions on these topics at four meetings during fiscal 2023. The HRC conducts ongoing reviews of the CEO succession plan, and works closely with the CEO, the chief human resources officer, and external partners to monitor development plans and outcomes for members of the Senior Executive Team. Annually, the committee reviews and approves the succession plans for senior officer positions and for the heads of control functions and provides oversight of the bank’s talent management practices. This comprehensive approach and sustained focus helps the bank to be prepared and able to manage effectively through planned and unplanned leadership transitions.
SHAREHOLDER ENGAGEMENT
Our aim is to provide clear and comprehensive disclosure of the bank’s compensation arrangements and approach to allow all shareholders to make an informed decision when casting the advisory vote on executive compensation (say-on-pay) at the meeting. In addition, each year, the Board Chair and the Chair of the HRC proactively meet with a number of the bank’s largest institutional investors to provide an opportunity to discuss the bank’s approach to compensation and other sustainability and ESG and governance matters, as appropriate. We value the feedback received through this process and consider it and other feedback received when we review our approach to compensation and our disclosure. During 2023, the Board Chair and the Chair of the HRC met with 26 institutional investors.
We continue to welcome your feedback on the bank’s approach to compensation and invite you to email us c/o TD Shareholder Relations at tdshinfo@td.com should you have any questions. Emails from shareholders that are addressed to the Board Chair and express an interest to communicate directly with the independent directors on this topic will be provided to us.

Alan MacGibbon Board Chair	Karen Maidment Chair of the Human Resources Committee

(1)
Details on the formula used to calculate the impact on funding for annual business metrics can be found on page 41 of this circular. NIAT has a weighting of 70%, customer experience & other ESG metrics have a weighting of 20%, and ROTCE has a weighting of 10% of the annual business metrics used to determine the business performance factor (BPF). Additional details on the determination of the BPF are provided starting on page 41 of this circular.

(2)
The bank prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall bank performance. To arrive at adjusted results, the bank adjusts for “items of note”, from reported results. The items of note relate to items that management does not believe are indicative of underlying business performance. The bank believes that non-GAAP financial measures and non-GAAP ratios provide readers with a better understanding of how management views the bank’s performance. For additional information about the bank’s use of non-GAAP financial measures, a list of the items of note, and a reconciliation of adjusted to reported results, refer to the “Financial Results Overview” section of the bank’s 2023 annual management’s discussion and analysis (“2023 MD&A”) (available at www.td.com/investor and www.sedarplus.ca), which is incorporated by reference. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

(3)
Pre-tax, pre-provision earnings (PTPP) is a non-GAAP financial measure that is typically calculated by subtracting expenses from revenues. At the total bank level, TD calculates PTPP as the difference between adjusted revenue (U.S. Retail in $US) net of fair value changes in investments supporting insurance claims liabilities, and adjusted expenses (U.S. Retail in $US), grossed up by the retailer program partners’ share of PCL for the bank’s U.S. strategic card portfolio. Collectively, these adjustments provide a measure of PTPP that management believes is more reflective of underlying business performance.

(4)
Peer group is defined as the following Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

(5)
For additional information about this metric, refer to the Glossary in the 2023 MD&A.

(6)
This measure has been calculated in accordance with Canada’s Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   35

REPORT OF THE HUMAN RESOURCES COMMITTEE
Committee Members (at fiscal year-end)
Karen E. Maidment (chair); Amy W. Brinkley; David E. Kepler; Brian M. Levitt; John B. MacIntyre and Claude Mongeau
Independence The committee is composed entirely of independent directors	Meetings 7 during fiscal 2023, including 1 joint session with the risk committee	Performance The HRC reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2023

•
The HRC oversees the people strategy of the bank, including talent management, learning and development, succession planning and other processes used to identify, evaluate, and develop the people, skills and capability necessary to meet the strategic ambitions of the bank and to safeguard its unique and inclusive culture.

•
The committee oversees the bank’s compensation, retirement (including defined benefit pension plans and defined contribution plans) and benefits programs on a global basis.

•
The committee utilizes independent advisors to assist in executing its compensation-related responsibilities.

The committee’s oversight of the bank’s compensation, retirement and benefit programs is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to maintain alignment with the regulatory requirements in the jurisdictions in which the bank operates.
In 2023, the HRC’s work included:
HR Strategy, Plans, and Workforce Requirements
•
monitoring the impact of business transformation on the bank’s people strategy and related talent management practices, including talent acquisition, assessment, development, and succession planning activities and outcomes

•
overseeing the bank’s Culture Framework, and associated assessment and monitoring activities and outcomes

•
monitoring key human resources related risks and the evolution of organization design and talent management practices to support and accelerate growth

•
reviewing diversity, equity and inclusion strategy and initiatives, including the bank’s approach and goals regarding VP+ representation of women, Black, Indigenous Peoples and minority communities

•
monitoring progress on the enriching colleague experience enterprise priority for 2023, including the results from the annual surveys used to measure employee engagement

CEO and Senior Officers
•
overseeing the talent management and succession planning process for the CEO and other senior executives, including enterprise talent management practices and senior executive development, and approving the succession plans for members of the SET and heads of key control functions

•
monitoring the development and performance of all SET members

•
monitoring the performance of the bank during the year and determining compensation awards in accordance with the executive compensation framework

•
reviewing and recommending performance objectives for the CEO, evaluating performance against these objectives, and recommending compensation for the CEO to the board of directors for approval

•
participating in a joint session with the risk committee to obtain information to appropriately consider risk when determining year-end variable compensation pools for executives and the funds available for other material incentive plans

•
approving an Incentive Compensation Clawback Policy to comply with new clawback requirements set out in Section 303A.14 of The New York Stock Exchange Listed Company Manual

36   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Employee Total Rewards
•
overseeing compensation related matters associated with the acquisition of Cowen Inc. including reviewing and approving compensation arrangements and associated equity vesting and deferral policies

•
reviewing and approving changes to the bank’s material incentive plans, and approving the aggregate compensation awards under the bank’s pool-based material incentive plans

•
approving compensation policy changes, including extending consideration of ESG-related goals in the ECP to the SVP+ population and modifications to the PSU program

•
reviewing a report detailing adjustments made to individual performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year

•
monitoring the compensation outcomes for executives relative to the outcomes for non-executive employees, including with respect to the business performance factors used to determine year-end variable compensation awards and year-end base salary increase budgets

•
reviewing the results of a detailed statistical analysis of compensation to assess potential differences in outcomes based on gender and ethnicity, the results of which are summarized on page 64

TD has established robust retirement and benefits plan governance models for appropriate strategic and ongoing oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the bank’s non-executive retirement plans to four senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management. Each management governance committee is expected to effectively address the risks and issues inherent in the management of the plans and the HRC annually reviews a comprehensive Annual Retirement Report from each management governance committee that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes on the bank’s benefit programs.
Independent Advisors
To assist in executing its responsibilities, the committee hires an independent compensation advisor that reports solely to the committee and does not provide any services to management. Hugessen Consulting Inc. (Hugessen) is an independent executive compensation advisory firm that works with a wide range of public and private companies across all sizes and industry sectors, and was engaged as the committee’s independent compensation advisor effective June 2017.
Hugessen provides independent compensation advice and counsel on meeting content, management’s recommendations, governance trends, and other items as requested by the committee. In addition, Hugessen assists the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor’s fees, and Hugessen has not performed any services for, or received any fees from, management.
The total fees paid to Hugessen represent less than 5% of its revenue. The table below shows the fees paid to Hugessen for services provided to the HRC over the past two fiscal years.
	2023	2022
Executive Compensation-Related Fees(1)	$455,184	$386,395
All Other Fees	—	—

(1)
Fees paid in 2023 reflect an increase for support on matters related to various transactions.

Committee Composition
In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior executive, and by participating in educational programs conducted by the bank or an outside consultant.
For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the “Director Nominees” section of this circular. In addition, please refer to Schedule A — Corporate Governance of this circular for information on the continuing education of the bank’s directors.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   37

COMPENSATION DISCUSSION AND ANALYSIS
At the meeting, shareholders will be casting an advisory vote on the bank’s approach to executive compensation as outlined in the “Report of the Human Resources Committee” section on page 36 and “Approach to Executive Compensation” section on page 39 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. Shareholders are encouraged to read the disclosure, and to participate in the advisory vote.
Disclosure is presented in the following sections of this circular:
•
Approach to Executive Compensation (starting on page 39) — Provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans.

•
2023 Performance and Compensation (starting on page 50) — Describes the link between actual pay and performance in 2023 for the bank’s NEOs, including details about the bank’s performance, the performance of the NEOs, and the impact of both bank and individual performance on the determination of compensation awards under the ECP. This section also discloses the actual compensation awarded to each of the NEOs.

•
Additional Disclosure (starting on page 63) — Provides additional information required by regulators and recommended disclosure best practices, including details about employee total rewards practices, the alignment of the bank’s executive compensation programs to the Financial Stability Board (FSB) Guidelines, how compensation is aligned with risk appetite, material risk takers, pension plans, termination and change of control benefits, and the stock option program.

38   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

APPROACH TO EXECUTIVE COMPENSATION
This section of the circular provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans.
EXECUTIVE COMPENSATION PRINCIPLES
The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value over the long term. To achieve this objective, the executive compensation program is based on the following principles, which are reviewed by the HRC on a periodic basis so that they continue to remain appropriate and aligned with the bank’s strategy:
1.
Align with the bank’s business and talent strategy — Link executive compensation to the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.
Effective risk management — Ensure plan design does not create an incentive for risk-taking outside of the bank’s risk appetite and review each plan regularly to confirm that it is operating as intended.

3.
Align to shareholder interests — Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.
Good corporate governance — Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.
Pay for performance — Align compensation with the bank’s performance culture and clear relationships between pay and performance.

6.
Pay competitively — Set target compensation for competitiveness in the markets where the bank competes for talent.

ELEMENTS OF EXECUTIVE COMPENSATION
Throughout the circular, executive compensation is discussed in terms of total rewards, which at TD includes the four components outlined below:
Element	Description
Base Salary
•
Fixed component of total compensation to provide a base level of earnings throughout the year.

•
Considers a number of factors, including position accountabilities, experience, internal equity, and market pay.

Variable Compensation
•
Significant portion of total compensation for all executives, consisting of cash incentive and equity-based deferred compensation.

•
Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to align compensation with performance.

•
A detailed description of how variable compensation awards are determined is provided under the heading “How the Executive Compensation Plan Works” starting on page 40 of this circular.

Benefits and Perquisites
•
Provided to support the health and wellness of executives and their families.

•
Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection.

•
Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation-related expenses, and are eligible for an annual health assessment.

Retirement Arrangements
•
Provided to support the financial well-being of executives in retirement.

•
Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan.

•
Additional details regarding the pension plans can be found starting on page 70 of this circular.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   39

HOW THE EXECUTIVE COMPENSATION PLAN WORKS
The CEO and other NEOs, as well as approximately 2,200 of the bank’s most senior executives, participate in the ECP. There are four key steps in determining variable compensation awards under the ECP:
Establishing Target Total Direct Compensation
Under the ECP, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.
Target total direct compensation is reviewed annually for all executives, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role.

Benchmark Companies for 2023
The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available.
Canada-based executives:   The primary peer group is the large Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
U.S.-based executives:   The primary peer group is tailored to assess roles that are considered comparable in size and scope to the role at TD, which may include:
•
Foreign financial institutions with U.S. operations: BMO Financial Group, BNP Paribas CIB, MUFG Bank Ltd., Royal Bank of Canada, and Santander Bank NA.

•
U.S. regional banks: Bank of the West, BMO Financial, Citizens, Fifth Third, KeyCorp, M&T Bank, MUFG Union Bank, PNC, Truist, and U.S. Bancorp.

Secondary reference group for CEO:   Given the limited number of Canadian bank peers and the significance to the bank of its U.S. operations, the committee also considered a secondary reference group for the CEO to provide additional market context.
This group consisted of the fifteen largest mature, widely held Canadian companies, with many having significant U.S. operations: Alimentation Couche-Tard Inc., Bank of Montreal, BCE Inc., Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Pacific Railway Limited, Enbridge Inc., Manulife Financial Corporation, Royal Bank of Canada, Suncor Energy Inc., TC Energy Corporation, Telus Corporation, The Bank of Nova Scotia, Thomson Reuters Corporation, Waste Connections, Inc.

40   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

The equity compensation target is established such that a meaningful portion of total variable compensation is awarded in equity which vests after three years for performance share units (PSUs) and four years for stock options. The target cash/equity mix is generally based on the seniority of the role, with the portion awarded as equity increasing with the level of the executive. This practice, combined with share ownership requirements (which are extended post-retirement for the bank’s most senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value over the long term.
Evaluating Business Performance
Under the ECP, the pool of funds available for allocation as variable compensation awards is determined based on a combination of annual business metrics and other factors, including a risk adjustment. A business performance factor (BPF) is calculated for each of the bank’s business units that can range from 0% to 130% of target. The following diagram outlines the elements considered when determining a BPF:
How Business Performance is Assessed — Annual Business Metrics
At the start of each fiscal year, the HRC establishes the NIAT, customer experience & other ESG metrics, and ROTCE targets that are used to evaluate business performance at the end of the performance year.
At the end of the year, the bank’s performance against these annual business metrics generates a funding pool for the ECP which amounts to between 80% and 120% of the aggregate target compensation of the ECP members. The committee has unlimited discretion to modify the outcome generated by the plan terms and the bank’s performance based on the committee’s consideration of the other factors referred to in the schematic above. This range aligns the plan with the bank’s risk appetite and culture by avoiding any incentive for inappropriate risk taking and, over time, aligning the pool funding with shareholder experience. The range is also responsive to regulatory expectations with respect to the risk management implications of incentive plan design.
NIAT (Net Income After Tax) — The bank is focused on delivering profitable growth to shareholders, as the bank believes that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the ECP, representing 70% of the weighting for annual business metrics for the pool of funds available for allocation.
The bank calculates results, including NIAT, in two ways — ”reported” results, which are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and “adjusted” results, which are non-GAAP financial measures where the bank adjusts for “items of note” to reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. Items of note are subject to a comprehensive governance process, including review by the Audit Committee and subsequent approval by the board, and a full reconciliation between reported and adjusted results is provided in the financial reports released by the bank.
The HRC reviews the items of note for compensation purposes, and believes that adjusted results provide a better understanding of underlying performance and, as a result, the adjusted NIAT results disclosed in the financial reports issued by the bank are used in the assessment and evaluation of business performance. NIAT targets are set on an adjusted basis to show consistency between targets and actual assessment.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   41

The following table provides a summary reconciliation of adjusted to reported NIAT in 2023:
(millions of Canadian dollars)
Net income — adjusted	15,143
Pre-tax adjustments for items of note
Amortization of acquired intangibles(1)	(313)
Acquisition and integration charges related to the Schwab transaction(2)	(149)
Share of restructuring charges from investment in Schwab(2)	(35)
Restructuring charges	(363)
Acquisition and integration-related charges	(434)
Charges related to the terminated First Horizon Corporation (FHN) acquisition	(344)
Payment related to the termination of the FHN transaction	(306)
Impact from the terminated FHN acquisition-related capital hedging strategy(3)	(1,251)
Impact of retroactive tax legislation on payment card clearing services	(57)
Litigation (settlement)(4)	(1,642)
Less: Impact of income taxes
Amortization of acquired intangibles	(42)
Acquisition and integration charges related to the Schwab transaction	(25)
Restructuring charges	(97)
Acquisition and integration-related charges	(89)
Charges related to the terminated FHN acquisition	(85)
Impact from the terminated FHN acquisition-related capital hedging strategy	(308)
Impact of retroactive tax legislation on payment card clearing services	(16)
Litigation (settlement)	(456)
Canada Recovery Dividend and federal tax rate increase for fiscal 2022(5)	585
Total adjustments for items of note	(4,361)
Net income — reported	10,782

(1)
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab. Amortization of acquired intangibles — $193 million. Amortization of Schwab-related acquired intangibles — $120 million.

(2)
Acquisition and integration charges related to the Schwab transaction includes the bank’s own integration and acquisition costs related to the Schwab transaction — $95 million; the bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis — $54 million; and the bank’s share of restructuring charges incurred by Schwab on an after-tax bases — $35 million.

(3)
Prior to May 4, 2023, the impact shown covers periods before the termination of the First Horizon transaction and includes the following components: mark-to-market gains (losses) on interest rate swaps recorded in non-interest income — ($1,386) million; basis adjustment amortization related to de-designated fair value hedge accounting relationships recorded in net-interest income — $262 million. After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income — ($127) million.

(4)
Stanford litigation settlement — $1,603 million; Stanford litigation settlement foreign exchange loss — $39 million.

(5)
Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in 2023.

Please see “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of the bank’s 2023 MD&A for further explanation. The items of note are disclosed in Table 3 of the bank’s 2023 MD&A.
42   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

How NIAT Targets are Set and Year-End Results are Assessed
The committee establishes NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (e.g., the impact of the interest rate environment and other macroeconomic factors) and other internal factors, such as the expected impact of provisions for credit losses and expectations regarding organic growth. This approach allows for thoughtful consideration of investments that are medium-term in nature, one-time items, and other differences in expectations from year to year.
NIAT targets are established at the beginning of the year, based on the information that is available at the time. Critical to the bank’s approach is a review at year-end of key drivers of business performance as well as any material unanticipated events that occurred during the year. This process is used to assist the committee in determining whether or not to make discretionary adjustments to the calculated business performance factors such that final factors appropriately reflect performance during the year.

Customer Experience & Other ESG Metrics — To recognize and reflect the importance of the bank’s sustainability priorities, a number of ESG metrics are formally incorporated in the annual business metrics for the SET. These metrics supplement customer experience, and have a combined weighting of 20%.
Customer Experience — TD strives to be a leader in customer experience, believing that this is a key differentiator and source of competitive advantage in today’s marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of more than 1 million customer inputs ensuring regular feedback for the customer-facing colleagues that deliver on the bank’s strategy.
Customer experience in the bank’s various businesses is evaluated using the Legendary Experience Index (LEI). LEI asks customers whether or not they perceive their recent experience with TD to have been exceptional and, on the basis of that experience, how likely they would be to do additional business with TD should they have financial needs in the future. Customers are asked to rate their experience and future business intention on a 10-point scale (1 being the lowest and 10 being the highest). LEI is a weighted average score of results on the experience and future business questions, in each case where the result reflects the percentage of customers who gave a score of 9 or 10. Thus, an LEI score of 73.2% means that a weighted average of 73.2% of customers who provided feedback gave the bank a score of 9 or 10 out of 10 when assessing their experience or future business intention.
Within the ECP, customer experience results for the NEOs, including the CEO, are evaluated against a bank-wide composite that incorporates the LEI results from the different business segments.
Other ESG Metrics — These metrics are related to the bank’s overall sustainability strategy and also reflect the interests of shareholders, customers, colleagues and communities. For each goal, quantitative and/or qualitative metrics are established and used to evaluate performance. At year-end, a detailed assessment of each goal is reviewed by the committee, including the quantitative and qualitative metrics, and the committee uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation, which can be either positive or negative. As the bank’s approach to ESG performance evolves, the metrics by which success is measured will also evolve, and the specific metrics used for compensation purposes will be re-evaluated each year.

Other ESG Metrics
In 2023, metrics were a combination of qualitative and quantitative items as described below:
•
Climate Change: In 2023, the focus was on the milestones necessary to achieve the bank’s Climate Action Plan and net-zero target, as well as establishing sustainable financial initiatives that further embed sustainability and ESG in the bank’s business strategies.

•
Diversity, Equity and Inclusion: In 2023, the focus was on meeting or making progress against the bank’s representation goals. All metrics were aligned with the bank’s public goals. Where public goals are longer term, the metric is to make progress so that the bank is on the appropriate path to meet goals in the required timeframe.

•
Employee Engagement: Maintain top quartile employee engagement score. Employee engagement score on the annual census survey (TD Pulse) meets or exceeds the 75th percentile benchmark of global companies within the Qualtrics database.

For fiscal 2024, in recognition of the importance and collective accountability to make progress on sustainability priorities, the bank has extended the consideration of ESG metrics to all SVPs and above who participate in the ECP.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   43

Return on Tangible Common Equity (ROTCE) — To recognize the importance of effective management of capital on the long-term performance of the bank, ROTCE is one of the key annual business metrics with a weighting of 10%. ROTCE performance is evaluated relative to the median of the large Canadian banks (including TD).
How Business Performance is Assessed — Other Factors
In addition to the annual business metrics, the committee formally assesses business performance during the year against the bank’s risk appetite, performance relative to peers, and performance against strategic initiatives identified at the beginning of the year. These factors are assessed using comprehensive scorecards, including a number of quantitative and qualitative metrics. The following provides a description of each of these components.
Risk Adjustment — The bank’s strategy incorporates a disciplined approach to risk management which is detailed beginning on page 64 of this circular. The committee makes decisions regarding risk adjustments and final award pools following a joint session with the risk committee, at which the Chief Risk Officer (CRO) provides an assessment of performance relative to the risk appetite for the year (additional details on the assessment are provided on page 64). This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate. Risk adjustments can only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
Relative Performance — Assessing overall business performance relative to peers provides the committee with important context when assessing the performance of the bank. To complete the review, the committee considers TD and peer performance on a comprehensive scorecard of adjusted metrics, including earnings per share (EPS) growth (1 and 3 year), revenue growth, expense growth, efficiency ratio, return on equity (ROE) (1 and 5 year), NIAT growth, PCL (including PCL impaired and PCL performing), operating leverage, loans and deposits, insurance and related claims, PTPP earnings, and non-adjusted metrics, including TSR (1 and 3 year). The scorecard allows the committee to complete a holistic assessment of performance both during the year, and over the medium-term as appropriate. When assessing business performance at the end of the year, there is no formal weighting of the metrics, and the impact of relative performance is limited to no more than +/− 10% (with typical results within a +/− 2.5% range), and the final impact aligned with the overall assessment of performance during the year.

Benchmark Companies
For 2023, ROTCE and relative performance were assessed against the four other large Canadian banks that are most similar to the bank in size and scope of operations.
The table compares the bank and the peer companies on key size metrics including assets, revenue and market capitalization.
Note: Revenue is for the 2023 fiscal year, assets and market capitalization are as at October 31, 2023.

($ billions) Peer Companies	Total Assets	Revenue	Market Capitalization
Bank of Montreal	1,293.3	31.2	75.5
Canadian Imperial Bank of Commerce	975.7	23.3	45.5
Royal Bank of Canada	2,005.0	56.1	155.1
The Bank of Nova Scotia	1,410.8	32.3	68.2

TD	1,957.0	50.5	138.7
TD’s rank (out of 5)	2	2	2
Strategic Initiatives — At the beginning of the year, the committee and the CEO agree on strategic initiatives/enterprise priorities that are critical to the long-term success of the bank. For each priority, quantitative and qualitative objectives are established and used to evaluate performance. At the end of the year, the committee reviews a comprehensive assessment of progress against each of the priorities, including the quantitative and qualitative objectives, and uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation. Impact to compensation can be either positive or negative to reflect performance during the year.
44   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

2023 Strategic Initiatives/Enterprise Priorities
For fiscal 2023, the HRC approved the following five enterprise priorities:
•
Omnichannel Distribution: Advance the bank’s omnichannel distribution strategy to provide seamless integration and deliver legendary customer experiences across all channels including branches/stores, digital/mobile, contact centre, and ATMs.

•
Legendary Customer Experience: Deliver personalized, connected, and legendary customer experiences, and strengthen the brand by elevating the bank as a leading, purpose-driven brand.

•
Deliver Next Evolution of Work (NEW) and Operational Excellence: Continue to scale the NEW model, drive operational excellence, create more efficient end-to-end processes, and enhance operational resilience.

•
ESG Advancement: Advance the bank’s ESG strategy and be a trusted advisor to clients as they transition to a low-carbon economy.

•
Enriching Colleague Experience: Enrich the colleague experience; continue to foster an inclusive environment through the focus on diversity, equity and inclusion; address key talent imperatives; and enhance colleague productivity.

Discretion — The committee’s objective is to appropriately align pay and performance after a comprehensive assessment of performance (incorporating all of the elements outlined above), and the committee has the ability to apply discretion as appropriate to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance, including significant unexpected events, that occurred during the year.
In the event the bank were to experience negative outcomes not reflected in the compensation funding, the committee would have the ability to exercise negative discretion to achieve appropriate outcomes beyond the +/− 20% impact associated with the annual business measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, variable compensation awards (including cash and equity) may be reduced to zero.
When making its final decision on funding of the ECP pool for a year, the committee considers the bank’s overall performance and retains the discretion to make adjustments to the result generated by the ECP funding framework if the committee believes that such adjustments are necessary to appropriately align pay with performance. No such discretion was exercised in respect of 2023. Please see “Letter to Shareholders” beginning on page 33 for further information.
Determining Funds Available to Allocate
At the end of the fiscal year, the aggregate funds available for allocation as year-end variable compensation awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:
Thus, all variable compensation awarded is subject to the committee’s assessment of business performance during the year.
Evaluating Individual Performance to Determine Individual Awards
Once the aggregate funds available for allocation are determined, variable compensation awards for each executive are determined so as to reflect individual performance based on consideration of relevant factors.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   45

The sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives are typically within a narrow range of approximately +/− 20% of calculated funds available (i.e., individual variable compensation target multiplied by the applicable BPF). Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.
An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Individual objectives are aligned with organizational goals, business targets, scorecards, and principles important to the bank, including financial, operational, customer experience, risk, colleague, and ESG goals as appropriate for the role. All executives are assessed against risk management, Code of Conduct and Ethics (the Code), and control framework observance, including operating in a manner consistent with the risk appetite, and with the cultural and behavioural standards and guidelines embodied in the Code and shared commitments. These include ESG-related elements that are foundational to the bank’s vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing diversity. This information is used to determine if performance was aligned with expectations and the appropriate impact to compensation, which can be either positive or negative.
Pay Mix
Once final compensation for the year is determined, variable compensation awards are separated into cash incentive and equity-based deferred compensation awards in accordance with minimum deferral levels established by the bank. The pay mix reflects the bank’s balanced approach to compensation, supporting alignment of executive interests to the short-, mid- and long-term performance of the bank. Equity compensation in the form of PSUs (mid-term incentives) and stock options (long-term incentives) represents the most significant component of compensation for senior executives. This focus on equity compensation highlights the importance the bank places on ensuring that executive interests are tied to the sustainable growth and long-term performance of the bank, a key component of the bank’s compensation philosophy.
Deferral levels are based on title for the majority of executives, with the amount deferred to equity compensation increasing based on the seniority of the role. Certain roles outside of Canada are subject to specific regulatory expectations regarding deferral and compensation mix, and for these individuals, the mix of compensation is aligned with regulatory expectations.
The following graph provides a summary of average target pay mix by level for SVP and above participants in the ECP.
As outlined in the graph above, a significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive, PSUs, and stock options awarded on an annual basis. The value awarded is linked to performance during the year and may be reduced or even eliminated entirely if either the individual’s or the bank’s performance is below expectations.
The following section provides additional details on PSUs and stock options.
46   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Performance Share Units (PSUs)
PSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, cliff vest, and are subject to an adjustment at grant and maturity to reflect relative bank performance over a four-year performance period.
To align with the bank’s pay for performance philosophy, PSUs are not guaranteed and the final value is determined at the end of a four-year performance period after considering various performance measures over the three stages of the award cycle: (1) at award, (2) during the three-year vesting period, and (3) at award maturity. The performance measures include quantitative measures, discretionary factors, and both relative and absolute share price performance.
The resulting outcome of the PSU program is a cumulative quantitative performance range of 60% to 150% of target during the four-year performance period. This performance range is then further impacted by discretionary factors and the bank’s share price at maturity, since the final award value is dependent on changes in the stock price between grant date and maturity, creating a substantially wider potential range of outcomes.
As a large financial institution, the bank believes that it is critically important to design its compensation programs to avoid incenting behaviour which is outside of the bank’s risk appetite, while aligning compensation outcomes with the experience of shareholders. By evaluating performance at multiple stages, the bank is able to deliver a desired degree of variability in outcomes, without using excessive leverage. This approach is aligned with the bank’s risk appetite, reinforces the desired culture, and is responsive to regulatory concerns arising from the 2008/2009 financial crisis that excessive leverage in compensation programs could lead to inappropriate risk taking.
In 2023, the HRC approved changes to the PSU plan. The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period compared to the peer comparator group, and can impact the final number of units within a specified range. For PSUs granted in December 2023 and beyond, the performance factor range will be expanded to 75% to 125% at maturity. This change allows for a wider potential range of PSU outcomes for participants that is aligned with performance (both positive and negative) while continuing to strike a balance with the bank’s risk appetite and regulatory expectations to not incent excessive risk taking. For PSUs granted up to December 2023, the performance factor will continue to be based on a range of 80% to 120%.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   47

The following graph and table outline the quantitative measures and discretionary factors in each of the three stages.
Four-Year Performance Period	Performance Measures
Stage 1: Award Date	Quantitative Measures: • BPF impact of +/− 20% based on annual business metrics of adjusted NIAT, customer experience & other ESG metrics, and ROTCE.
Performance of 0% to 130% during the fiscal year prior to award
Other Factors:
•
BPF is adjusted from 0% to 130% based on risk adjustment, relative performance, strategic initiatives and discretion. There is no limit on potential reductions.

•
Individual awards are allocated based on performance against objectives, calibration to peers, and consideration of risk, control and misconduct outcomes.

Stage 2: Three-year Vesting Period	Quantitative Measures: • Impact of +/− 25% based on the bank’s three-year TSR relative to the average three-year TSR of the peer group as follows: (TD TSR − average peer TSR) × 2.5 + 100%(1)
Performance of 0% to 125% between the award date and the vest date	Other Factors: • The committee may cancel all or a portion of outstanding unvested share units in certain circumstances, including non-compliance with the bank’s risk appetite.
Stage 3: Award Maturity	The final award value is dependent on changes in the stock price and dividends awarded between grant date and maturity.

(1)
For PSUs granted in December 2023 and beyond. For PSUs granted prior to December 2023, the impact is +/- 20% based on the bank’s three-year relative to the average three-year TSR of the peer group as follows: (TD TSR — average peer TSR) x 3 + 100%.

48   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

As can be seen from the foregoing, the impact of the performance adjustment at stages 1 and 2 creates a potential performance range from 60% (80% in stage 1 multiplied by 75% in stage 2) to 150% (120% in stage 1 multiplied by 125% in stage 2), before the impact of changes in the stock price over the three-year term of the PSUs (a performance related measure) and any discretion exercised by the committee (which discretion would also likely be performance related). As stated above, the bank believes that this range in the program design incents management behaviour that grows the bank’s business but does not encourage behaviour that exceeds the bank’s risk appetite or contravenes the Code, thereby striking a balance which is consistent with the bank’s risk appetite and appropriate for an entity such as the bank, which is subject to prudential regulation.
In addition to the performance adjustments outlined above, unvested awards may be cancelled in the event of resignation. Executives terminated for cause as a result of conduct or other issues forfeit all unvested PSUs. Furthermore, all variable compensation is subject to clawback (refer to page 66 under the header Reduction, Forfeiture, and Clawback of Variable Compensation).
Stock Options
A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price). Stock options cliff vest at the end of four years, and expire 10 years from the date of grant.
Stock options are awarded based on the BPF (i.e., adjusted NIAT, customer experience & other ESG metrics, ROTCE, risk adjustment, relative performance, strategic initiatives, discretion) and individual performance (performance against objectives, calibration to peers, consideration of risk, control and misconduct outcomes) as outlined on pages 41 to 46 of this circular. Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance.
The final value of stock options depends on the increase in share price between the date of grant and the date of exercise. Unvested awards may be cancelled in the event of resignation, and may be cancelled by the committee in certain circumstances, including non-compliance with the bank’s risk appetite (refer to pages 65 to 67 for detailed information regarding risk adjustments to compensation). Executives terminated for cause as a result of conduct or other issues forfeit all outstanding (vested and unvested) stock options. All variable compensation is subject to clawback as outlined on page 66.
Deferred Share Units (DSUs) and Vesting Share Units (VSUs)
In addition to PSUs and stock options granted as part of deferred compensation, executives may elect to defer some or all of the cash incentive received into DSUs. DSUs are phantom units that track the price of common shares, receive additional DSUs when dividends are paid on common shares, and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date, vest immediately, and may be redeemed in cash only after the executive departs the bank. Certain executives may also receive VSUs which are comparable to DSUs except that they vest over a period of time, and are subject to forfeiture in certain circumstances, including in the event of a termination with cause. Additional details on DSUs and VSUs can be found on page 76.
Restricted Share Units (RSUs)
RSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, and typically vest over three years. Executives below the senior vice president level, Wholesale Banking executives, and select other employees may receive RSUs, which are awarded based on the BPF and individual performance. RSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date. Unvested awards may be cancelled in the event of resignation, and executives terminated for cause as a result of conduct or other issues forfeit all unvested RSUs. Furthermore, all variable compensation is subject to clawback (refer to page 66 under the header Reduction, Forfeiture, and Clawback of Variable Compensation). Additional details on RSUs can be found on page 76.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   49

2023 PERFORMANCE AND COMPENSATION
This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the ECP, and then describes key performance highlights considered when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the bank’s NEOs, as required by applicable law.
2023 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN
For details regarding the following four steps used to determine annual compensation awards under the ECP, refer to the “How the Executive Compensation Plan Works” section on page 40 of this circular.
Steps two through four occur at the end of the year and are designed to align final compensation awards with the risk-adjusted performance of the bank.
Evaluating Business Performance in 2023
The following diagram summarizes the calculation of the BPF for the NEOs, including the CEO, for 2023.
50   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Additional details on the BPF calculations are provided in the following table.
Description of 2023 Performance
Annual Business Metrics(1)	2023 Goal / Metric	2023 Results / Comments	Impact on Factor(2)
Adjusted NIAT ($ in millions)(3)	$16,585	× $15,143	-12.2%
Customer Experience & Other ESG Metrics:			2.5%
Customer Experience	70.7%	✓ 73.2% (2.5% above target)
Climate Change	Make progress against scope 1 and 2 interim greenhouse gas (GHG) emissions reduction targets (reduction of 25% from 2019 baseline by 2025)	✓ On track to achieving 25% scope 1 and 2 interim GHG emissions reduction target by 2025	0%
	Advance setting and operationalizing scope 3 financed emissions interim targets
✓
Disclosed scope 3 financed emissions targets for the transportation sector (auto manufacturing and aviation)

✓
Developed and disclosed sector-specific client assessment framework and client engagement goal for the energy and power generation sectors

	ESG opportunities embedded in business strategies	✓ Progress continues to integrate ESG considerations into business strategies
Diversity, Equity & Inclusion	45% women VP+ representation by 2025 (in Canada)	✓ 1.3% increase in representation year-over-year to 41.6%
	25% Black, Indigenous, and minority community VP+ representation across North America by 2025	✓ 1.8% increase in representation year-over-year to 24.3%
Employee Engagement	Top quartile employee engagement	✓ Annual employee engagement result of 4.34, exceeding the top quartile benchmark
Adjusted ROTCE(3)	16.4%	✓ 18.9% (2.5% above target)	1.8%
Other Factors	Comment	Impact on Factor
Risk Adjustment	Following consideration of the assessment of performance relative to the risk appetite by the CRO, the bank was found to be in alignment with the risk appetite and the committee did not make any risk adjustments for 2023 awards.	0%
Relative Measures	In 2023, the committee determined that overall, the bank performed above median compared to the broader peer group. After considering the bank’s performance on a comprehensive scorecard of adjusted metrics, and discussing relative performance with senior management, the committee determined that it was appropriate to apply an adjustment of 2.5% related to relative performance during the year for the NEOs, including the CEO.	2.5%
Strategic Initiatives	The committee determined that management made notable progress on strategic initiatives and determined it was appropriate to make no adjustment.	0%
Discretion	At year-end, the committee considered other relevant factors when determining the final business performance factor. Having considered all the factors it deemed relevant, the committee decided that the output of the ECP funding formula appropriately aligned executive pay with the bank’s performance in 2023 and that it was neither desirable nor necessary to make any discretionary adjustment.	0%
Final Business Performance Factor		94.6%
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   51

In assessing the results under the plan, the committee considered the specific metrics covered by the plan as well as a variety of other factors and perspectives to ensure that compensation outcomes were appropriate and aligned with performance, as outlined on page 34. The end result after combining the factors above was a business performance factor of 94.6% for the NEOs, including the CEO, which the committee determined was appropriate given performance during the year.
(1)
NIAT has a weighting of 70%, customer experience & ESG metrics has a weighting of 20%, and ROTCE has a weighting of 10% of the internal measures used to determine the business performance factor. For each of these internal measures, the impact on funding is determined by multiplying the result vs. target by the weighting and by the applicable leverage factor (2 for NIAT, 5 for customer experience, and 7 for ROTCE).

(2)
The bank’s performance against the goals that were established at the beginning of the year typically impacts the funding of the ECP pool by up to +/- 20%, in aggregate. This aligns the plan with the bank’s risk appetite and desired culture, avoiding creating an incentive for inappropriate risk-taking.

(3)
Refer to footnote 2 on page 35 for additional information.

Determining Funds Available for 2023
A business performance factor of 94.6% meant that the committee could allocate aggregate variable compensation awards to the NEOs, including the CEO, equal to 94.6% of aggregate target variable compensation for those individuals. Awards to individual executives can be higher or lower than their individual variable compensation target multiplied by the business performance factor; however, the total of all variable compensation awards cannot exceed the aggregate variable compensation award pool.
Evaluating Individual Performance to Determine Individual Awards
CEO
The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the ECP. The individual performance of the bank’s CEO, Bharat Masrani, was assessed at the end of the fiscal year through a comprehensive process led by the then Board Chair and the chair of the HRC. The assessment included a comprehensive 360-degree assessment process that incorporated feedback from all board and SET members, and included consideration of performance against the goals and short- and medium-term objectives that were agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague, and ESG goals.
After considering the results of this annual assessment, and with the benefit of advice from its independent advisor, the committee recommended to the board the total direct compensation for the CEO, including base salary and the annual cash incentive and equity compensation awards.
OTHER NEOs
The final stage in determining year-end awards for the other NEOs under the ECP involves an evaluation of their performance and allocating compensation based on this evaluation. The other NEOs’ individual performance was assessed by the CEO against goals and objectives including financial, operational, customer experience, risk, colleague, and ESG goals, as appropriate for the role. The assessment for the NEOs included progress on talent and diversity initiatives, as well as their contributions to the enterprise priorities of omnichannel distribution, legendary customer experience, delivering next evolution of work and operational excellence, ESG advancement, and enriching colleague experience.
To provide a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and the chief human resources officer met with the chief auditor, the general counsel, and the CRO in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, as part of the performance assessment process, the CEO met with the risk and audit committees of the board to receive their feedback on the performance of the heads of key control functions, including the chief financial officer, the CRO, the chief compliance officer, the chief auditor and the chief anti-money laundering officer.
Based on the results of the annual assessment process outlined above and the CEO’s recommendation, the committee considered and approved the NEOs’ total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.
52   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Bharat Masrani
Group President and Chief Executive Officer, TD Bank Group
Mr. Masrani is responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Masrani establishes the strategic direction for the bank and allocates the bank’s financial and human capital. Mr. Masrani is also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

CEO Performance
Under Mr. Masrani’s leadership, the bank demonstrated the benefits of its diversified business model in 2023. The ability to adapt and execute with speed and purpose allowed the bank to drive progress and deliver for its stakeholders. Key highlights include:
•
Reported earnings of $10.8 billion ($15.1 billion on an adjusted basis)(1), a decrease compared to 2022 reflecting higher non-interest expenses, the impact of the terminated First Horizon acquisition-related capital hedging strategy, and higher PCL, partially offset by higher revenues;

•
2023 year-end Common Equity Tier 1 Ratio of 14.4%, well in excess of the regulatory minimum(2);

•
Total shareholder return (TSR) of -6.9%, above the Canadian peer average of -11.4%(3);

•
Increased the dividend in 2023 and initiated the repurchase of up to 90 million common shares, after completing the previously announced repurchase of 30 million shares;

•
Closed a strategic transaction and welcomed 1,700 TD Cowen colleagues to TD Securities, adding deep talent and complementary capabilities that is expected to deliver greater value for clients and accelerate the bank’s growth strategy.

The bank continued to make significant progress on the enterprise strategic priorities outlined on page 45, while focusing on the evolving needs of customers, colleagues and the communities in which the bank operates, including:
•
Grew the bank’s customer base, introduced leading customer-facing applications, and continued to adapt to help customers navigate fundamental changes to the environment;

•
Delivered exceptional customer experience with LEI results exceeding target by 250 basis points;

•
Continued to achieve top quartile employee engagement results on the annual census survey (TD Pulse) as measured against a benchmark of global companies within the Qualtrics database;

•
Advanced the bank’s diversity, equity and inclusion priorities by making progress on meeting goals for 2025;

•
Achieved the $100 billion low-carbon economy target ahead of the 2030 deadline and introduced a new Sustainable and Decarbonization Finance Target; and

•
Contributed more than $157 million towards the 2030 target of $1 billion to community, non-profit and other organizations through the TD Ready Commitment to support a more sustainable and inclusive future.

During the year, the bank received notable external recognition, including:
•
TD continued to be included in the Dow Jones Sustainability North America Index in 2023 for the twelfth consecutive year, which represents the top 20% of the largest companies in the U.S. and Canada with respect to sustainability performance;

•
Recognized as a certified Great Place to Work® 2023 in both Canada and the U.S., a Top Company for Diversity by Fair360 (formerly DiversityInc), a 2023 Best Place to Work for Disability Inclusion by DisabilityIN, and a 2023 100 Best Company by Seramount (formerly Working Mother); and

•
Named Best Consumer Digital Bank in 2023 in North America for the third consecutive year by Global Finance.

CEO Compensation
When determining the compensation for the CEO, the committee considered the CEO’s target compensation, the BPF for the ECP, the overall performance of the bank, and performance of the CEO (additional details on the process used to assess CEO performance can be found starting on page 52).
After considering these factors, the board approved total direct compensation for Mr. Masrani of $13,271,000, $1,729,000 below his target of $15,000,000 and 11.3% lower than his total direct compensation for 2022. This included incentive compensation equal to his incentive target multiplied by the BPF of 94.6%, less a discretionary adjustment of $1 million.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   53

The board believes that the CEO demonstrated excellent personal leadership and performance through a challenging year. However, in acknowledgement of the termination of the First Horizon transaction and certain U.S. regulatory issues, the CEO recommended, and the board approved, the $1 million reduction in compensation.
	2023 Actual	2022 Actual	2023 Actual Pay Mix
Salary	$1,500,000	$1,450,000
Variable Compensation	$11,771,000	$13,514,000
Cash Incentive	$1,554,000	$2,691,000
Performance Share Units	$6,845,390	$7,251,410
Stock Options (rounded)	$3,371,610	$3,571,590
Total Direct Compensation	$13,271,000	$14,964,000
In addition, as part of the annual review process completed for all executives, the committee reviewed the CEO’s total direct compensation target. Following the review, the committee recommended, and the board approved, no change to the CEO’s total direct compensation target for 2024.
CEO Compensation Over Time
The following table compares the grant date value of compensation awarded to Mr. Masrani from 2019 to 2023 in respect of performance as CEO with the actual value received from compensation awards.
The actual total direct compensation value for the fiscal years noted below represents the total of realized pay (the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period) and realizable pay (the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding) as of December 31, 2023.
Year	Total Direct Compensation Awarded (000s)(4)	[A] Realized Pay (000s)(5)	[B] Realizable Pay (000s)(6)	[A] + [B] = [C] Actual Total Direct Compensation Value as of December 31, 2023 (000s)	Value of $100
					Period	CEO(7)	Shareholder(8)
2019	$11,626	$12,082	$2,776	$14,858	10/31/18 to 12/31/23	$128	$145
2020	$10,442	$10,688	$3,029	$13,717	10/31/19 to 12/31/23	$131	$135
2021	$13,379	$3,824	$6,256	$10,080	10/31/20 to 12/31/23	$75	$165
2022	$14,964	$4,141	$7,174	$11,315	10/31/21 to 12/31/23	$76	$104
2023	$13,271	$3,054	$8,298	$11,352	10/31/22 to 12/31/23	$86	$103
					Weighted Average	$96	$130
Share Ownership — Mr. Masrani exceeds his share ownership requirement of $15,000,000.
	Actual Share Ownership at December 31, 2023				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(9)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
10	97,511,502	29,155,192	20,596,972	147,263,666	84.44	98.18

(1)
Refer to footnote 2 on page 35 for additional information.

(2)
This measure has been calculated in accordance with Canada’s Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements.

(3)
Refer to footnotes 4 and 5 on page 35 for additional information.

(4)
Includes salary and variable compensation awarded at year-end in respect of performance during the year.

(5)
Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the exercise value of options granted during the period.

(6)
Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding.

(7)
Represents the realized and realizable value to Mr. Masrani for each $100 awarded in total direct compensation during the fiscal year indicated.

(8)
Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

(9)
The value of Mr. Masrani’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $11,301,210.

54   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Kelvin Vi Luan Tran
Group Head and Chief Financial Officer, TD Bank Group
Mr. Tran was Senior Executive Vice President and Chief Financial Officer, TD Bank Group until March 1, 2023. Effective March 2, 2023, Mr. Tran was appointed Group Head and Chief Financial Officer, TD Bank Group.
Mr. Tran’s mandate encompasses financial and regulatory reporting, enterprise strategy and decision support (including strategic and financial analysis, planning and forecasting, and performance management), corporate development, investor relations, taxation, economic analysis, treasury and balance sheet management, and financial control and governance.

2023 Performance
As Group Head and Chief Financial Officer, Mr. Tran leads a number of enterprise functions that are critical to the bank. 2023 business highlights include:
•
Reported earnings of $10.8 billion ($15.1 billion on an adjusted basis)(1), a decrease compared to 2022 reflecting higher non-interest expenses, the impact of the terminated First Horizon acquisition-related capital hedging strategy, and higher PCL, partially offset by higher revenues;

•
2023 year-end Common Equity Tier 1 Ratio of 14.4%, well in excess of the regulatory minimum(2);

•
Reported ROE of 10.1% and adjusted ROE of 14.4%(1)(3);

•
Total shareholder return (TSR) of -6.9%, above the Canadian peer average of -11.4%(4);

•
Increased the dividend in 2023 and initiated the repurchase of up to 90 million common shares, after completing the previously announced repurchase of 30 million shares;

•
Successfully held TD’s Investor Day, focusing on our Canadian businesses;

•
Executed on enterprise and regulatory initiatives, and managed the bank’s balance sheet and funding activities;

•
Provided strategic support to the SET with a particular focus on expense discipline, strategic growth, funding and capital consumption; and

•
Launched the Finance Indigenous Peoples Internship Program, providing interns with a rich experience including networking and mentoring.

After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Tran of $3,440,700 for 2023. The following table highlights the final total direct compensation awarded to Mr. Tran for the past two years.
	2023 Actual	2022 Actual	2023 Actual Pay Mix
Salary	$650,000	$550,000
Variable Compensation	$2,790,700	$2,866,500
Cash Incentive	$1,020,700	$1,146,500
Performance Share Units	$1,185,900	$1,204,000
Stock Options (rounded)	$584,100	$516,000
Total Direct Compensation	$3,440,700	$3,416,500
Mr. Tran’s base salary was increased from $450,000 to $550,000 as of June 1, 2022, and from $550,000 to $650,000 as of May 1, 2023.
Share Ownership — Mr. Tran exceeds his share ownership requirement of $3,900,000.
	Actual Share Ownership at December 31, 2023				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(5)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	1,484,817	3,883,534	3,272,095	8,640,446	8.26	13.29

(1)
Refer to footnote 2 on page 35 for additional information.

(2)
This measure has been calculated in accordance with Canada’s Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements.

(3)
For additional information about this metric, refer to the Glossary in the 2023 MD&A.

(4)
Refer to footnotes 4 and 5 on page 35 for additional information.

(5)
The value of Mr. Tran’s vested share units includes DSUs only.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   55

Riaz Ahmed
Group Head, Wholesale Banking, TD Bank Group
President & CEO, TD Securities
Mr. Ahmed is responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment, and accountable for developing and implementing plans and strategies to achieve its financial objectives, while delivering a superior client and colleague experience.

2023 Performance
Under Mr. Ahmed’s leadership, 2023 business highlights for the Wholesale Banking segment include:
•
Continued to advance the long-term growth strategy to build a fully integrated North American dealer with global reach, significantly expanded the scope of services and capabilities, and won new mandates and new clients;

•
Completed the acquisition of Cowen Inc. and welcomed more than 1,700 colleagues, adding deep talent and complementary capabilities that will deliver greater value for clients and accelerate the growth strategy;

•
Delivered revenue of $5.8 billion in 2023, an increase of 20% compared with the prior year, primarily reflecting higher equity commissions, global transaction banking revenue, advisory fees, equity underwriting fees, and markdowns in certain loan underwriting commitments in the prior year, partially offset by lower trading-related and other revenue;

•
Continued to strengthen its position as ESG capital markets advisors, as demonstrated by a number of marquee transactions, including: joint Bookrunner on the Government of Canada’s $500 million Ukraine Sovereignty Bond; active Bookrunner and Co-Sustainability Structuring Agent on Bacardi Limited’s inaugural repo Green Bond and Green Financing Framework; and Sustainability Structuring Agent for Bell Canada’s sustainability-linked securitization;

•
Named Lead Manager of the Year, Social Bonds — Sovereign by Environmental Finance’s 2023 Bond Awards; awarded Best FX Bank Data Management in the 2023 Euromoney FX Awards; and ranked #1 Base Metals Dealer in the 2023 Energy Risk Commodity Rankings; and

•
Awarded 12 scholarships to diverse and intersectional candidates through the annual TDS Bridging the Gap Scholarship.

After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Ahmed of $7,845,000 for 2023. The following table highlights the final total direct compensation awarded to Mr. Ahmed for the past two years.
	2023 Actual	2022 Actual	2023 Actual Pay Mix
Salary	$750,000	$750,000
Variable Compensation	$7,095,000	$7,605,000
Cash Incentive	$2,483,000	$2,661,000
Performance Share Units	$3,090,040	$3,312,480
Stock Options (rounded)	$1,521,960	$1,631,520
Total Direct Compensation	$7,845,000	$8,355,000
Share Ownership — Mr. Ahmed exceeds his share ownership requirement of $8,250,000(1).
	Actual Share Ownership at December 31, 2023				Multiple of Target Total Direct Compensation
		Share Units
Required Multiple(1)	Directly Held ($)	Vested ($)(2)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
1	40,304,322	24,952,590	8,682,794	73,939,706	7.91	8.96

(1)
Mr. Ahmed’s ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

(2)
The value of Mr. Ahmed’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $582,585.

56   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Leo Salom
Group Head, U.S. Retail, TD Bank Group and President & CEO, TD Bank,
America’s Most Convenient Bank®
Mr. Salom is responsible for TD’s personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and colleague experience and proactively managing TD’s relationships with U.S. stakeholders.

2023 Performance
As outlined above, Mr. Salom is responsible for the businesses that contribute to the U.S. Retail Bank results. Under Mr. Salom’s leadership, 2023 business highlights for the U.S. retail segment include:
•
U.S. Retail Bank delivered record reported NIAT of US$3.5 billion, and adjusted NIAT of US$3.6 billion, down 2% and up 6% year-over-year, respectively(1);

•
Surpassed the 10MM customer milestone;

•
Generated peer leading loan growth in both retail & commercial portfolios, up 12% and 9% year-over-year, respectively(2);

•
Continued to deliver on the promise of a human-centric brand, and offered customers stability and assurance when the banking crisis hit the U.S. market in the spring;

•
Continued to be well-positioned across the Maine-to-Florida footprint, investing in new products and services to meet the needs of customers across one of the biggest banking markets in the world;

•
Opened 18 stores across our footprint and renovated over 50 stores to our Next Generation Store model;

•
For the seventh consecutive year, ranked number one in Small Business Administration (SBA) lending in the U.S. Retail Bank’s footprint, and number two in SBA loans nationally; and

•
Recognized for leadership in diversity, equity and inclusion, including a top score of 100 in the 2023 Disability Equality Index for the ninth consecutive year.

After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Salom of US$4,569,500 for 2023. Compensation awarded includes incentive compensation equal to his incentive target multiplied by the BPF of 94.6%, less a discretionary adjustment of US$201,000 in acknowledgement of the termination of the First Horizon transaction and certain U.S. regulatory issues. The following table highlights the final total direct compensation awarded to Mr. Salom for the past two years.
	2023 Actual		2022 Actual		2023 Actual Pay Mix
Salary	US$	750,000	US$	750,000
Variable Compensation	US$	3,819,500	US$	3,687,840
Cash Incentive	US$	1,336,500	US$	1,289,840
Performance Share Units	US$	2,101,050	US$	2,029,216
Stock Options (rounded)	US$	381,950	US$	368,784
Total Direct Compensation	US$	4,569,500	US$	4,437,840
Mr. Salom’s 2023 compensation included the impact of an increase in target compensation approved at the beginning of the year as part of the annual review process completed for all executives. The target increase was approved by the committee after considering the market data for U.S. based peers, including foreign financial institutions with U.S. based operations.
Share Ownership — Mr. Salom exceeds his share ownership requirement of $6,071,400(3).
	Actual Share Ownership at December 31, 2023				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(4)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	2,064	2,319,034	7,705,367	10,026,465	2.29	9.91

(1)
Refer to footnote 2 on page 35 for additional information.

(2)
Peers include PNC, MTB, CFG and TFC; data based on peers Q3 2023 results and TD’s Q4 2023 results.

(3)
Mr. Salom’s ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2023 = 1.3492).

(4)
The value of Mr. Salom’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $2,021,254.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   57

Michael Rhodes
Former Group Head, Canadian Personal Banking, TD Bank Group
Mr. Rhodes was Group Head, Canadian Personal Banking until January 31, 2024. In this role, Mr. Rhodes was responsible for the leadership of Canadian Personal Banking, more commonly known as TD Canada Trust, which includes Community Banking and Personal Banking Products. Mr. Rhodes was accountable for developing and implementing plans and strategies to achieve market share, profitability and other financial objectives, while delivering superior customer and colleague experience.

2023 Performance
Under Mr. Rhodes’ leadership, 2023 business highlights for Canadian Personal Banking include:
•
Delivered $12.7 billion in revenue, 5% growth in personal loans, and 7% growth in personal deposits;

•
Remained Canada’s leading banking franchise and sharpened focus to drive growth in key areas critical to future success;

•
Net customer acquisition reached its highest level in Personal Banking since 2017 with record new to Canada acquisition, driven by strong banking packages tailored to meet new Canadians’ needs, preferred language offerings in-branch, and strategic relationships such as CanadaVisa;

•
Enhanced the value proposition of Canadian Personal Banking products to drive strong LEI results across the businesses, increase frontline banker capacity and reduce customer friction;

•
The credit card portfolio delivered industry-leading offers to meet customers’ unique needs, backed by relationships with top brands, including Aeroplan, Uber, Amazon, and Starbucks;

•
Opened the Buffalo Run branch celebrating two milestones: the first branch staffed entirely by colleagues from Indigenous communities, and the first in Alberta located on the Tsuut’ina Nation; and

•
Continued the Sponsorship in Action Program for underrepresented groups to support career advancement, providing sponsorship opportunities from senior leaders, resulting in 66% of participants being promoted or moving laterally to further develop critical experiences.

After considering his overall performance, the business performance factor for the NEOs, and the CEO’s recommendation, the committee approved final total direct compensation for Mr. Rhodes of US$4,770,500 for 2023. The following table highlights the final total direct compensation awarded to Mr. Rhodes for the past two years.
	2023 Actual		2022 Actual		2023 Actual Pay Mix
Salary	US$	750,000	US$	750,000
Variable Compensation	US$	4,020,500	US$	3,773,250
Cash Incentive	US$	1,406,500	US$	1,320,250
Performance Share Units	US$	2,211,950	US$	2,075,675
Stock Options (rounded)	US$	402,050	US$	377,325
Total Direct Compensation	US$	4,770,500	US$	4,523,250
Mr. Rhodes forfeited all unvested equity awards, including those made in respect of fiscal 2023, when he left the bank effective January 31, 2024.
Share Ownership — As of December 31, 2023, Mr. Rhodes exceeds his share ownership requirement of $6,071,400(1).
	Actual Share Ownership at December 31, 2023				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(2)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	2,006	2,272,589	8,408,042	10,682,637	2.25	10.56

(1)
Prior to his resignation, Mr. Rhodes’s ownership requirement was equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2023 = 1.3492).

(2)
The value of Mr. Rhodes’s vested share units includes VSUs only.

58   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

The following sections of this circular contain the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the Canadian Securities Administrators.
SUMMARY COMPENSATION TABLE
The Summary Compensation Table below presents details of the total compensation earned in respect of fiscal 2023, 2022, and 2021 for each of the bank’s NEOs.
Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
Bharat Masrani(6)(7) Group President and Chief Executive Officer, TD Bank Group	2023	1,493,207	6,845,390	3,371,618	1,554,000	0	119,536	13,383,751
	2022	1,450,000	7,251,410	3,571,593	2,691,000	0	112,264	15,076,267
	2021	1,450,000	6,401,850	3,153,160	2,374,200	0	112,096	13,491,306
Kelvin Vi Luan Tran(8) Group Head and Chief Financial Officer, TD Bank Group	2023	601,234	1,185,900	584,104	1,020,700	742,200	194,790	4,328,928
	2022	492,302	1,204,000	516,005	1,146,500	1,042,600	132,958	4,534,365
	2021	470,427	858,900	368,102	963,000	533,300	305,117	3,498,846
Riaz Ahmed Group Head, Wholesale Banking, TD Bank Group and President & CEO, TD Securities	2023	750,000	3,090,040	1,521,965	2,483,000	229,700	54,696	8,129,401
	2022	750,000	3,312,480	1,631,530	2,661,000	300,700	137,143	8,792,853
	2021	750,000	2,221,050	1,093,961	1,784,000	333,200	50,274	6,232,485
Leo Salom(8) Group Head, U.S Retail, TD Bank Group and President & CEO, TD Bank, America’s Most Convenient Bank®	2023	1,011,900	2,851,125	518,317	1,803,206	129,700	90,002	6,404,250
	2022	934,405	2,765,821	502,656	1,666,344	176,200	2,016,695	8,062,121
	2021	750,000	1,685,720	830,280	1,354,000	201,600	112,487	4,934,087
Michael Rhodes(8)(9) Former Group Head, Canadian Personal Banking, TD Bank Group	2023	1,011,900	3,001,616	545,589	1,897,650	30,155	599,355	7,086,265
	2022	939,112	2,829,145	514,306	1,705,631	217,800	632,451	6,838,445
	2021	753,600	2,523,983	458,722	1,585,072	27,695	124,140	5,473,212

(1)
Salary reflects base salary earned during the period November 1, 2022 to October 31, 2023 and may differ from base salary reported elsewhere in this circular as a result of changes that occurred during the fiscal 2023 year.

(2)
In 2023, the grant date fair value (compensation value) was lower than the accounting fair value for the stock option awards for Mr. Masrani, Mr. Tran, Mr. Ahmed, Mr. Salom, and Mr. Rhodes by $857,187, $148,500, $386,938, $131,775, and $138,708, respectively. For consistency, the compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2023 awards was 14% of the share price. This is the average compensation value for stock option awards for the five years from December 2019 to December 2023, based on contractual life equal to the full 10-year term of the stock options. The accounting fair value for the December 2023 awards is also based on contractual life, and the following additional inputs: risk free interest rate of 3.41%; expected volatility of 18.92%; and expected dividend yield of 3.78%.

(3)
Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the “Compensation Discussion and Analysis” section of this circular. Executives may elect to defer their annual cash incentive into DSUs. During 2021, Mr. Tran elected to defer 90% of his cash incentive into DSUs.

(4)
The pension value reported is the “compensatory value” of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank’s pension plans for NEOs are provided beginning on page 70 of this circular.

(5)
The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to NEOs. The following values reflect the perquisites which exceed 25% of the NEO’s total amount reported. For 2023, Mr. Masrani’s amount includes $49,863 in perquisite allowance and $41,953 in tax/financial planning costs; Mr. Tran’s includes $80,349 in one-time club entrance fee and $59,325 in tax/financial planning costs; Mr. Ahmed’s amount includes $35,901 in perquisite allowance; Mr. Rhodes’s amount includes $226,281 in tax gross-ups related to his cross-border travel expenses and $215,144 in accommodation-related expenses; Mr. Salom’s amount includes $47,222 in perquisite allowance and $25,167 in tax/financial planning costs.

(6)
The pension value reflects that Mr. Masrani has reached normal retirement age on June 1, 2019 according to the terms of the plan. Additional information, including changes in the total pension obligation, are outlined under the heading “Accrued NEO Defined Benefit Pension Obligation” on page 74 of this circular.

(7)
As part of the exchange of the bank’s investment in TD Ameritrade for an investment in The Charles Schwab Corporation, Mr. Masrani was appointed to the Board of Directors of The Charles Schwab Corporation effective October 6, 2020. In addition to the compensation reported in the table above, Mr. Masrani received the following payments from The Charles Schwab Corporation either in respect of or during the period November 1, 2022 to October 31, 2023: a retainer of US$120,000, which Mr. Masrani elected to be deferred as restricted stock units; a stock option award of US$86,000; and a restricted stock unit award of US$129,000. Each restricted stock unit is the equivalent to one share of common stock of The Charles Schwab Corporation and earns dividend equivalents which are paid in cash.

(8)
In 2021, Mr. Tran’s compensation was awarded in a combination of Canadian and U.S. dollars; over the three-year period reported in the table above, Mr. Rhodes’s compensation was awarded in U.S. dollars; and in 2022, Mr. Salom’s compensation was awarded in a combination of Canadian and U.S. dollars. Where required, the exchange rate used to convert U.S. dollar compensation, excluding share-based and option-based awards, was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2023 = 1.3492; 2022 = 1.2919; 2021 = 1.2560). The exchange rate used to convert share-based and option-based awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (2023 = 1.3570; 2022 = 1.363; 2021 = 1.2714).

(9)
Mr. Rhodes held the position of Group Head, Canadian Personal Banking, TD Bank Group until January 31, 2024. Mr. Rhodes forfeited all unvested equity awards, including those made in respect of fiscal 2023, when he left the bank.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   59

INCENTIVE PLAN AWARDS
Outstanding Option-Based Awards and Share-Based Awards
The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2023.
Name	Option-based Awards(1)					Share-based Awards(1)(2)
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(3) ($)	Value of Options Exercised ($)	Number of Shares That Have Not Vested		Market or Payout Value of Share-based Awards That Have Not Vested(3) ($)		Market or Payout Value of Share- based Awards That Have Vested and Not Paid Out or Distributed(3)(5) ($)
						Min(4)	Target	Min	Target
Bharat Masrani	0	47.59	Dec 12, 2023	0	5,205,658
	141,668	52.46	Dec 11, 2024	4,697,711
	186,268	53.15	Dec 9, 2025	6,048,122
	157,224	65.75	Dec 12, 2026	3,124,041
	183,632	72.64	Dec 12, 2027	2,383,543
	352,268	69.39	Dec 12, 2028	5,717,310
	217,224	72.84	Dec 12, 2029	2,776,123
	220,432	71.88	Dec 12, 2030	3,028,736
	236,259	95.33	Dec 12, 2031	0
	281,738	90.55	Dec 12, 2032	0
	294,485	81.78	Dec 12, 2033	1,130,822
						188,265	240,563	16,119,237	20,596,972	29,155,192
Total	2,271,198			28,906,408	5,205,658	188,265	240,563	16,119,237	20,596,972	29,155,192
Kelvin Tran	0	47.59	Dec 12, 2023	0	329,462
	9,188	52.46	Dec 11, 2024	304,674
	9,612	53.15	Dec 9, 2025	312,102
	8,748	65.75	Dec 12, 2026	173,823
	9,312	72.64	Dec 12, 2027	120,870
	9,540	69.39	Dec 12, 2028	154,834
	9,116	72.84	Dec 12, 2029	116,502
	12,852	71.88	Dec 12, 2030	176,586
	27,581	95.33	Dec 12, 2031	0
	40,704	90.55	Dec 12, 2032	0
	51,017	81.78	Dec 12, 2033	195,905
						29,848	38,216	2,555,597	3,272,095	3,883,534
Total	187,670			1,555,297	329,462	29,848	38,216	2,555,597	3,272,095	3,883,534
Riaz Ahmed	0	47.59	Dec 12, 2023	0	2,354,741
	0	52.46	Dec 11, 2024	0	1,699,062
	58,544	53.15	Dec 9, 2025	1,900,924
	50,192	65.75	Dec 12, 2026	997,315
	53,072	72.64	Dec 12, 2027	688,875
	53,292	69.39	Dec 12, 2028	864,929
	50,936	72.84	Dec 12, 2029	650,962
	51,696	71.88	Dec 12, 2030	710,303
	81,968	95.33	Dec 12, 2031	0
	128,700	90.55	Dec 12, 2032	0
	132,932	81.78	Dec 12, 2033	510,459
						79,239	101,411	6,784,478	8,682,794	24,952,590
Total	661,332			6,323,766	4,053,803	79,239	101,411	6,784,478	8,682,794	24,952,590
Leo Salom	53,692	69.39	Dec 12, 2028	871,421
	52,752	72.84	Dec 12, 2029	674,171
	57,756	71.88	Dec 12, 2030	793,567
	62,211	95.33	Dec 12, 2031	0
	39,651	90.55	Dec 12, 2032	0
	45,271	81.78	Dec 12, 2033	173,841
						71,039	89,995	6,082,378	7,705,367	2,319,034
Total	311,333			2,513,000	0	71,039	89,995	6,082,378	7,705,367	2,319,034
Michael Rhodes(6)	0	53.15	Dec 9, 2025	0	555,270
	0	65.75	Dec 12, 2026	0	334,386
	0	72.64	Dec 12, 2027	0	204,223
	0	69.39	Dec 12, 2028	0	472,676
	0	72.84	Dec 12, 2029	0	341,934
	29,984	71.88	Dec 12, 2030	411,980
	34,371	95.33	Dec 12, 2031	0
	40,570	90.55	Dec 12, 2032	0
	47,653	81.78	Dec 12, 2033	182,988
						76,726	98,202	6,569,305	8,408,042	2,272,589
Total	152,578			594,968	1,908,489	76,726	98,202	6,569,305	8,408,042	2,272,589

(1)
Outstanding option-based awards and outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. Option exercise prices have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.

(2)
The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.

60   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

(3)
Value is based on the December 29, 2023 TSX closing price for a common share of $85.62.

(4)
Represents 80% of the outstanding unvested PSUs granted in December 2021 and December 2022 and 75% of the unvested PSUs granted in December 2023, which is the lowest number of units determined by formula under the plan terms (however, the committee may, in its discretion, reduce or cancel outstanding unvested share units) and 100% of outstanding RSUs, DSUs and VSUs, if applicable.

(5)
Represents vested share-based awards (DSUs and VSUs) which are not paid out, and will remain outstanding until the NEO retires or otherwise leaves the bank.

(6)
Mr. Rhodes forfeited all unvested equity awards, including those made in respect of fiscal 2023, when he left the bank effective January 31, 2024.

Value on Vesting or Pay-Out of Incentive Plan Awards
The table below presents details of all awards that vested in the most recently completed calendar year.
		Option-based Awards		Share-based Awards
Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment(1) (#)	Number of Units Vested During the Year(2) (#)	Value Vested During the Year ($)
Bharat Masrani	Dec 12, 2018	144,116	1,163,016	—	—	—	—
	Dec 12, 2019	217,224	1,785,581	—	—	—	—
	Dec 12, 2020	—	—	67,130	15,179	91,076	7,448,171
Kelvin Tran	Dec 12, 2019	9,116	74,934	—	—	—	—
	Dec 12, 2020	—	—	7,719	1,745	10,472	856,384
	Dec 12, 2020	—	—	1,776	—	2,008	164,247
Riaz Ahmed	Dec 12, 2019	50,936	418,694	—	—	—	—
	Dec 12, 2020	—	—	15,743	3,560	21,359	1,746,732
Leo Salom	Dec 12, 2019	52,752	433,621	—	—	—	—
	Dec 12, 2020	—	—	17,589	3,977	23,863	1,951,499
Michael Rhodes	Dec 12, 2019	30,544	251,072	—	—	—	—
	Dec 12, 2020	—	—	24,743	5,595	33,568	2,745,217

(1)
The PSUs granted on December 12, 2020 vested and matured on December 12, 2023. Additional details are provided under the heading “PSU Payout Factor in 2023” below.

(2)
Number of PSUs vested during the year includes dividend equivalents earned on outstanding units during the three-year deferral period.

PSU Payout Factor in 2023
The PSUs granted on December 12, 2020 vested and matured on December 12, 2023. The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period ending October 31, 2023 compared to the peer comparator group and can impact the final number of units within a range of 80% to 120%. The peer comparator group comprises Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
The following diagram summarizes the calculation of the performance factor.
Based on the bank’s relative three-year TSR versus the peer comparator group established at the time the award was granted, the calculated performance factor was calculated at 120%.
For PSUs granted in December 2022 and beyond, the performance factor appliable to PSUs at maturity will be calculated using the average of the three-year TSR relative to peers for the 20 trading days ending October 31, rather than using the results as of a single trading date of October 31.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   61

BANK PERFORMANCE AND EXECUTIVE COMPENSATION
Five-Year TSR Comparison
The following graph compares the five-year (based on fiscal year) TSR for common shares to the return for the S&P/TSX Composite Index Banks and the S&P/TSX Composite Index.
Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends
(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)
Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization
The following graph illustrates the change in total compensation awarded to the NEOs compared to the change in adjusted net income available to common shareholders and market capitalization since 2018.
Using 2018 as a baseline, the total compensation awarded to the top five NEOs increased 0.5%, compared to growth over the same period in adjusted net income available to common shareholders of 23% and market capitalization of 4%. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five NEOs (for 2021 Mr. Tran was CFO for only a portion of the year and Mr. Dorrance was an officer of the bank for only a portion of the year; this additional data has been excluded). For further information on the bank’s adjusted earnings, see footnote 2 on page 35 of this circular.
Cost of Management Ratio
The cost of management ratio expresses the total of all types of compensation awarded to the top five NEOs of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.
62   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Year	Total NEO Compensation ($ millions)	Adjusted Net Income Available to Shareholders(1) ($ millions)	Cost of Management Ratio (%)	Market Capitalization ($ millions)(2)	Cost of Management Ratio (%)
2023	39.33	14,580	0.27	138,706	0.03
2022	43.30	15,166	0.29	158,743	0.03
2021	37.44	14,400	0.26	163,686	0.02

(1)
For further information on the bank’s adjusted results, see footnote 2 on page 35 of this circular.

(2)
Market capitalization as at October 31 of each year.

Total compensation for the top five NEOs includes fiscal base salary, annual cash incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated.
ADDITIONAL DISCLOSURE
The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on the approach to employee total rewards, alignment to Financial Stability Board (FSB) principles and risk management practices, material risk takers, including additional summary compensation information required by the FSB, and additional information on retirement plan benefits, termination and change of control benefits, and stock options.
APPROACH TO EMPLOYEE TOTAL REWARDS
The bank’s approach to employee total rewards reflects a consistent philosophy which is applicable to all TD employees, and is focused on delivering a total rewards offering that is market competitive, performance-based, minimizes practices that could lead to misconduct, promotes fair and consistent outcomes and alignment between executives and employees, and recognizes and rewards the invaluable contribution of its colleagues. To execute against this philosophy, the bank has comprehensive and well-established total rewards programs, structures, and practices that are designed to deliver appropriate outcomes for all employees.
Examples of these programs, structures, and practices include:
•
Compensation program eligibility, including both salary and incentive compensation, is based on role and level, and is applied consistently for all employees;

•
The majority of employees are paid according to well-defined salary structures which provide a range of pay that is competitive in the market while allowing for appropriate variation to recognize individual performance, experience and capability;

•
These salary structures are supported by market analysis and a robust job evaluation process that measures the content of positions and organizes jobs of similar complexity and accountability together into job levels;

•
Salary structures and incentive programs are reviewed regularly with information gathered via recognized third-party compensation surveys, and adjustments are made where required to achieve appropriate outcomes, including the ability to deliver market competitive pay;

•
Tools used to facilitate year-end base salary and incentive decisions include guidelines to support consistency in decision making, and additional training and other support is available to people managers;

•
Performance and compensation decisions are subject to a review process, and outcomes are monitored closely;

•
All employees (based on jurisdiction and business) participate in the same benefits programs that offer choice and flexibility in selecting coverage for medical, dental and other benefits to help support colleague health and well-being; and

•
All employees (based on jurisdiction and business) are given the opportunity to participate in the same base retirement arrangements (qualified plans in the U.S. and registered plans in Canada) to support their financial well-being in retirement.

The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are appropriate. During 2023, the bank worked with a third-party provider to complete a detailed
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   63

statistical analysis of compensation to assess potential differences in outcomes based on gender and ethnicity. After adjusting for factors such as level, geography and role, the review found that for both base salary and total compensation:
•
Women globally earned more than 99 cents for every dollar earned by men;

•
Visible minorities in Canada earned more than 99 cents for every dollar earned by non-visible minorities; and

•
Minorities in the U.S. earned one dollar for every dollar earned by non-minorities.

Role of the HRC
The HRC is responsible for monitoring the bank’s total rewards strategy, plans, policies, and practices. This is reflected in formal accountabilities for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees. The HRC reviews design principles and governance practices, including the appropriate consideration of conduct and other risks. In addition, the committee receives regular updates on key total reward initiatives for front line employees, and monitors compensation outcomes to confirm alignment in approach between executives and non-executive employees.
The bank continued to invest in providing a competitive total rewards offering to colleagues, including:
•
Increased 2024 minimum entry level wages within the bank’s broadly applicable salary ranges to $20.50 (or more) across the North American footprint;

•
Targeted a minimum entry level wage that is at least 20% in excess of statutory minimums;

•
Adjusted salary ranges as appropriate to maintain competitive compensation opportunities; and

•
Increased entry level minimums by at least 70% since January 1, 2014.

During the year, the committee monitored the compensation outcomes of executives relative to the outcomes of the broader employee population, including the following specific items:
•
Reviewed the business performance factors used to determine year-end incentive awards for approximately 91,000 employees who participate in the bank’s large corporate incentive plans, confirming that factors for employees were equal to the comparable factors for executives; and

•
Reviewed the year-end base salary increase budgets, confirming that the increases for employees were comparable to the increases for executives.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES AND RISK MANAGEMENT PRACTICES
In 2009, the Financial Stability Board (FSB), an international body that plays a key role in compensation reform initiatives for financial institutions, published the FSB Guidelines. These FSB Guidelines are intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system, and have been endorsed by many regulators and governments around the world, including Canada.
The bank’s compensation programs and practices align with the FSB Guidelines, and other regulatory expectations as appropriate. A focus of the FSB Guidelines is ensuring that compensation programs are aligned with and incent prudent risk taking. The next section of this circular (pages 64 to 67) provides a description of how compensation is aligned with risk management practices at the bank, and provides an overview of certain other policies and practices that are aligned with the FSB Guidelines.
Annual Independent Review of Alignment with FSB Guidelines
Each year the bank’s internal audit division assesses the controls that have been put in place that are designed to align compensation practices with the FSB Guidelines and, where applicable, other jurisdiction specific regulations. In each of the past eleven years, the conclusion of the review has been a satisfactory rating.
Alignment of Compensation with Risk Appetite
The bank has a comprehensive risk management program involving a set of tools and key processes to communicate its risk appetite, and to identify and assess, measure, control, monitor and report on performance against the risk appetite during the year. A detailed explanation of how the bank manages risk can be found in the “Managing Risk” section of the bank’s 2023 MD&A. This program is aligned with the bank’s risk culture, and reinforced through compensation practices and policies that are designed such that risk is a key consideration through the various stages of the compensation cycle.
64   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Risk Appetite
The Risk Appetite Statement (RAS) is the primary means used to communicate how TD views risk and determines the type and amount of risk the bank is willing to accept to deliver on its strategy and enhance shareholder value. In setting the risk appetite, the bank considers its vision, purpose, strategy, shared commitments, and capacity to bear risk under both normal and recessionary conditions.
The core risk principles for TD’s RAS are as follows:
The bank takes risks required to build its business, but only if those risks:
1.
Fit the business strategy and can be understood and managed.

2.
Do not expose the enterprise to any significant single loss events; TD does not “bet the bank” on any single acquisition, business, or product.

3.
Do not risk harming the TD brand.

To make meaning of the RAS, the bank establishes principles and measures at the enterprise and segment level as appropriate. RAS principles are defined for each of the major risk categories below:
• Strategic Risk • Market Risk • Model Risk • Liquidity Risk • Legal, Regulatory Compliance and Conduct Risk	• Credit Risk • Operational Risk • Insurance Risk • Capital Adequacy Risk • Reputational Risk
Each principle is supported by qualitative and quantitative measures with associated thresholds and limits, as appropriate, to inform ongoing monitoring of performance against the bank’s RAS principles. Measures consider both normal and stress scenarios and include those that can be monitored at the enterprise level and cascaded to the segments, where possible.
Performance relative to the RAS principles and measures is reported regularly to senior management, the Board, and the risk committee of the board (risk committee). An annual consolidated assessment of management’s performance against the RAS principles and measures is prepared by risk management and is presented by the CRO to a joint session of the risk committee and the HRC. This assessment is then used by the HRC as an important input to year-end compensation decisions.
Risk Culture
Risk culture is one of the attributes that is integral to the bank’s overall organizational culture. It forms part of and is guided by the bank’s Shared Commitments and the TD Culture Framework. The central oversight for organizational culture at the bank is led by human resources in partnership with risk management. The risk committee engages with the CRO to drive a proactive risk culture.
The bank’s risk culture starts with the “tone at the top” set by the CEO and members of the SET, overseen by the board, and supported by the bank’s vision, purpose, shared commitments, the bank’s Code and risk appetite, impacting a range of processes including objective setting and performance management. These governing objectives describe the behaviours that the bank seeks to foster where the only risks taken are those that can be understood and managed.
Ethical behaviour, integrity and conduct are pillars of the bank’s culture and are key components of the bank’s risk culture. The bank’s Code, which is reviewed and attested to by every board member and eligible employee on an annual basis, guides employees to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. To reinforce the importance of ethical behaviour, all incentive awards are subject to continued compliance with the Code.
To support the desired risk culture, risk is a key consideration throughout the compensation cycle as outlined below.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   65

1. Variable Compensation Plan Design
A key executive compensation principle is to design variable compensation plans that do not encourage risk-taking behaviour beyond the bank’s risk appetite. This includes incorporating appropriate risk balancing mechanisms in variable compensation plans (e.g., deferrals, risk adjustments, use of discretion) to mitigate the potential for excessive risk-taking.
To verify that there is appropriate consideration of risk, the variable compensation plan design process for all material incentive plans (including the ECP) involves having material revisions reviewed by a challenge committee, and subsequently by the CRO, who review and endorse revisions, confirming that the proposed design does not create an incentive for risk-taking beyond the bank’s risk appetite. Once endorsed by the CRO, material changes to these plans are also subject to review and approval by the HRC.
2. Aggregate Variable Compensation Award Pool
As discussed in the section titled “How the Executive Compensation Plan Works” on page 40, the aggregate variable compensation award pool available each year for plan participants is based on annual business metrics and other discretionary measures, including risk adjustments. Under the design, risk adjustments may only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
The committee makes decisions regarding risk adjustments and final variable compensation award pools following a joint session with the risk committee, at which the CRO provides his assessment of performance relative to the risk appetite for the year. This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate.
3. Individual Awards
To promote the awareness of, and hold executives accountable for, acting in accordance with the RAS and the Code, the performance assessment and compensation decision process for executives includes consideration of performance against a standard set of risk management accountabilities, the Code, and control framework observance. The standard accountabilities are important non-financial measures evaluated prior to performance assessments being completed and compensation decisions being made. The assessment is completed on an individual-by-individual basis and is supported by a comprehensive enterprise-wide process under which risk-, control- and misconduct-related events that meet certain criteria are identified. For each event identified, the facts and circumstances are investigated, and adjustments to performance assessments and/or variable compensation are made as appropriate.
As part of the process, a summary of the events identified is reviewed with the chief human resources officer, the general counsel, and the CRO to verify that all significant issues are considered. Upon completion, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year.
4. Reduction, Forfeiture, and Clawback of Variable Compensation
After variable compensation is awarded, it continues to be subject to a number of reduction, forfeiture, and clawback provisions, and there are a number of mechanisms that align variable compensation with risk adjusted performance over time.
A significant portion of variable compensation for executives is deferred into share units and/or stock options that cliff vest at the end of a minimum of three years. Under these plans, the committee has the ability to reduce the value of maturing share units and/or unvested stock options in a range of circumstances, and each year the committee assesses whether or not any reductions are appropriate.
Supporting this process, each year, the CRO completes a look-back analysis of performance over the past three years to determine if there were any material risk events or material weaknesses in TD’s control infrastructure that, if known at the time of award, would have resulted in non-compliance with the RAS. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees, and support the HRC in determining if equity awards should be reduced in value or forfeited at maturity.
In addition to the discretionary reduction or forfeiture of deferred compensation that can be applied by the committee, the deferred compensation plans include forfeiture provisions that result in full forfeiture of awards if an individual resigns or is terminated for cause.
All variable compensation awards under the ECP are subject to clawback in the event of a material misrepresentation resulting in the restatement of financial results, or in the event of a material error. In those circumstances, the HRC would have the right to apply clawback to some or all of any variable compensation awarded or paid within a 36-month look-back period.
66   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

In addition, for awards made after December 1, 2017, the HRC has the discretion to apply clawback to any award granted or paid in the event of employee conduct constituting cause for discipline or dismissal, including, but not limited to:
•
Breaching the Code;

•
Breaching employment or post-employment duties or obligations to TD;

•
Any behaviour that could have a negative impact on the reputation, market performance or financial performance of TD.

In the situations above, the HRC has the discretion to apply clawback to some or all of the variable compensation awarded or paid to groups of individuals or to specific individuals as appropriate after a comprehensive investigation of the circumstances.
In October 2023, the bank implemented a new Incentive Compensation Clawback Policy to comply with new clawback requirements set out in Section 303A.14 of The New York Stock Exchange Listed Company Manual. The policy applies to current and former executive officers who served as an executive officer during the last three completed fiscal years preceding the date the bank is required to prepare a restatement. Subject to certain conditions, the incentive compensation subject to clawback is the amount received by the current or former executive officer that exceeds the amount they would have received had the incentive-based compensation been determined based on the applicable restated financial statements.
Share Ownership Requirements
In order to support the alignment of interests between the bank’s executives and long-term shareholders, senior executives are subject to share ownership requirements (SOR). Requirements are typically determined as a multiple of base salary, with the multiple increasing to reflect the level and responsibility of the executive. Executives can meet their SOR through directly held shares, DSUs, VSUs, PSUs and RSUs.
If an executive has not met the applicable SOR, the executive must, upon exercising stock options, hold the amount equivalent to the gain (after tax considerations) in the form of TD common shares until the executive’s SOR under the policy has been met.
Executives at the executive vice president level and above continue to be subject to the SOR for a period of time following retirement, including two years post-retirement for the CEO and one year for the other NEOs, to encourage proper succession and to leave the bank in a position to continue to grow long-term value following their departure.
Refer to pages 54 to 58 for details on the SOR and the value of share and share equivalents held by the CEO and the other NEOs.
Anti-Hedging/Anti-Pledging
To maintain the intended risk alignment with shareholder interests, all employees and directors of TD are prohibited under the bank’s trading policies from the following:
•
Entering into any transaction or series of transactions, which includes any derivatives such as swaps, forwards or futures, that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by the bank, or other restricted securities as established by the bank (Restricted Securities);

•
Short selling (i.e. a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by the bank or other Restricted Securities;

•
Entering into any contract or series of contracts that create a short sale of securities issued by the bank or other Restricted Securities; or

•
Trading in put or call options on securities issued by the bank or other Restricted Securities, including covered calls.

In addition, all equity compensation plans include a general prohibition against entering into any transaction, which includes any derivative such as a swap, forward or futures contract, that is designed to, or has the effect of, hedging, pledging or offsetting a decrease in the market value of equity awards granted as compensation.
Independence of Control Functions
To avoid potential conflicts of interest, the business performance factor for all executives in risk and control functions considers only enterprise-wide performance and is not linked to the performance of a specific business unit. In addition, the HRC reviews and approves compensation awards for control function heads.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   67

MATERIAL RISK TAKERS

All individuals who may have a material impact on the risk of the bank have been identified and, under bank policy, have a minimum 40% of variable compensation awarded as equity that vests after a minimum of three years.

Under FSB Guidelines, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank, should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to incent these individuals in a manner that is consistent with the long-term performance and sustainability of the bank.
To align with the FSB Guidelines described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all senior executives of the bank titled senior vice president and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code), can make decisions which impact the risk exposure of the bank in excess of $50 million, would be material risk-takers.
ADDITIONAL SUMMARY COMPENSATION INFORMATION
In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank’s approach to executive compensation, as outlined on pages 39 to 49, additional quantitative information is required for senior management and material risk takers.
In addition to the ECP outlined on pages 39 to 49, some material risk takers participate in the Performance Compensation Plan (PCP). Incentive plan funding is tied to the success of front office revenue generating businesses in TD Securities and the bank’s overall performance, inclusive of any required risk adjustments including discretion deemed appropriate by the HRC. The HRC has the authority to reduce the variable funds available for distribution to zero. Individual participant awards are allocated on a fully discretionary basis by senior leaders from the pool of funds available and consider business and individual performance along with market competitive levels of pay. Award allocation is discretionary, varying from year to year, and leaders can also elect not to issue an award at their discretion. The global pool of funds includes both the fixed components of total rewards like base salary and benefits and variable components like cash and equity incentives.
For the purposes of the tables below, senior management has been identified as the NEOs listed in the bank’s management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the NEOs).
2023 Compensation Awards
The following table summarizes the total value of fixed and variable compensation awarded to material risk takers in respect of 2023 and 2022. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.
	2023		2022
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Number of Employees	5	216	5	225
Fixed Compensation
Salary(1)	4.9	90.3	4.6	85.3
Total Fixed Compensation	4.9	90.3	4.6	85.3
Variable Compensation
Cash Incentive (non-deferred)	8.8	147.3	9.9	134.3
Share Units (deferred)	17.0	139.4	17.4	133.2
Stock Options (deferred)	6.5	22.5	6.7	25.3
Other (deferred)(2)	0.0	1.0	0.0	1.1
Total Variable Compensation	32.3	310.2	34.0	293.9
Total Compensation	37.2	400.5	38.6	379.2

(1)
Salary is the annual (or equivalent) salary as at October 31, 2023 and October 31, 2022.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

68   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Special Payments
The following table summarizes the total value of special payments awarded to material risk takers in respect of 2023 and 2022. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.
	2023		2022
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Guaranteed Awards(1)
Number of Employees	0	5	0	0
Total Amount	0.0	30.3	0.0	0.0
Sign on Awards(2)
Number of Employees	0	12	0	7
Total Amount	0.0	183.0	0.0	11.3
Severance Paid(3)
Number of Employees	0	5	0	11
Total Amount	0.0	3.7	0.0	11.5

(1)
Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(2)
Sign-on awards include any one-time compensation agreed to when an employee joined the bank, including through acquisition.

(3)
The single highest severance amount paid in 2023 was $1.9 million, versus the single highest severance amount paid in 2022 of $2.9 million.

Deferred Compensation
The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.
	2023(1)		2022(1)
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	48.7	476.7	43.0	418.2
Stock Options	7.3	22.8	13.9	43.7
Other Deferred Incentive(2)	0.0	150.7	0.0	6.4
Vested
Share Units	62.6	127.6	61.2	138.7
Stock Options	32.6	54.2	40.5	74.2
Other Deferred Incentive(2)	0.0	0.0	0.0	0.0
Paid during calendar year
Share Units	14.9	153.0	16.7	147.5
Stock Options	11.5	8.6	6.6	19.9
Other Deferred Incentive(2)	0.0	61.9	0.0	2.1

(1)
Based on the TSX closing price of a common share on December 29, 2023 of $85.62, and on December 30, 2022 of $87.67.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements; deferred incentive plans for certain wealth management participants; and deferred cash incentives agreed to for employees that joined the bank, including through acquisition.

100% of the vested and unvested awards listed in the above table are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the PSU multiplier) and/or explicit adjustments (e.g., reduction, clawback, or forfeiture of awards).
Adjustments to Deferred Compensation
The bank’s equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance with the bank’s risk appetite. To support this potential reduction, at year-end, the CRO completes a look-back analysis of performance over the past three years to determine whether there were any material risk events that occurred that warranted such a reduction. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees. Following the 2023 review, no such adjustments were made.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   69

RETIREMENT PLAN BENEFITS

•
Mr. Masrani, Mr. Tran, and Mr. Ahmed participate in a supplemental executive retirement plan called the Executive Benefit Plan, and Mr. Salom participates in a supplemental executive retirement plan called the Executive Pension (Canada). Both plans provide for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Receipt of the executive pension is dependent on compliance with conduct provisions. Mr. Rhodes’ participation in the Executive Pension (Canada) plan was suspended on July 6, 2015, when he moved to the United States.

•
Until his resignation on January 31, 2024, Mr. Rhodes participated in the TD 401(k) Retirement Plan, a qualified defined contribution retirement plan.

•
Mr. Masrani will earn a flat annual pension accrual of $110,000 per year for each year of service as CEO, and his total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million. The NEOs participate in different bank retirement plans. The following section describes the retirement plans in which one or more of the NEOs continue to participate. In addition, there are several plans in which the NEOs accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the TD Bank 401(k) Retirement Plan.

Executive Benefit Plan
The bank offers the NEOs who participate in this plan an unfunded executive benefit plan that includes a portion of the executives’ annual cash incentive compensation. The plan is closed to new members; new executives participate in the Executive Retirement Plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Masrani (under amended terms, explained below under the section entitled “Pension Arrangements for Mr. Masrani”), Mr. Tran, and Mr. Ahmed.
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank’s registered pension plans.
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million.

Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped using the formula below – (a), (b), or (c)  – that provides the greatest benefit:
a)
salary with no inclusion of annual cash incentive (maximum of 35 years);

b)
salary frozen at October 31, 2010, plus annual cash incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and service thereafter (maximum of 30 years in total); or

70   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

c)
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or the maximum pensionable earnings associated with the executive level at October 31, each year.

Actual cash incentives are used to calculate pensionable earnings before October 31, 2015 and target cash incentives for service after that date.

Normal Retirement Age	63
Vesting Requirements	Five years of Executive Benefit Plan participation.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of Pension
The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Other Considerations
The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if the provisions are violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

Executive Pension (Canada)
The bank offers the NEOs who participate in this plan an unfunded non-registered executive pension plan that includes a portion of the executives’ annual cash incentive contribution. Mr. Rhodes participated in this plan when he worked in Canada but became a suspended member when he transferred to the U.S. and has not accrued credited service since his date of transfer. Mr. Salom participates in this plan while on assignment to the U.S. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously participated. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Salom and Mr. Rhodes.
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of credited service (maximum of 35 years) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan).
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans.

Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped at the greater of:
•
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or

•
the maximum pensionable earnings associated with the executive level at October 31, each year.

Normal Retirement Age	65
Vesting Requirements	Executive must satisfy at least one of the two vesting requirements: ◦ age 55 and 10 years of continuous service with TD; or ◦ age plus continuous service with TD is equal to or greater than 80.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Pension is reduced on an actuarially equivalent basis if payments commence before age 65.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   71

Form of Pension	The portion of the executive’s pension provided by the Executive Pension is paid for the life of the executive. Other optional forms of payment are available on an actuarially equivalent basis.
Other Considerations
The Executive Pension is subject to conduct provisions and accrued benefits may be forfeited if the provisions are violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

Pension Fund Society
The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. Mr. Masrani, Mr. Tran, and Mr. Ahmed participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Masrani, Mr. Tran, and Mr. Ahmed.
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of credited service (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member Contributions
4.85% of salary up to the government limit plus 7.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $22,672, in 2023. All NEOs who are active participants in the plan make contributions at the maximum level.

Normal Retirement Age	63
Reduction for Early Pension Commencement
Pension is reduced according to a formula based on the number of years and months the pension commences before their 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension
Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2023, the maximum pension is $3,506.67 per year of credited service.
TD Pension Plan (Canada) Defined Benefit
The bank offers a registered defined benefit pension plan to Canadian employees hired before January 1, 2019 (the TD Pension Plan (Canada) Defined Benefit) to assist them in providing for their retirement. Mr. Rhodes participated in the TD Pension Plan (Canada) Defined Benefit when he worked in Canada but became a suspended member when he transferred to the U.S. and has not accrued any credited serviced in the plan since his date of transfer. Mr. Salom participates in the TD Pension Plan (Canada) Defined Benefit, which was closed to new employees hired on or after January 1, 2019. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Salom and Mr. Rhodes.
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of credited service (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
72   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member Contributions
1.0% of salary up to the government limit plus 6.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $22,672, in 2023. All NEOs who are active participants in the plan make contributions at the maximum level.

Normal Retirement Age	65
Reduction for Early Pension Commencement	The pension provided by the TD Pension Plan (Canada) Defined Benefit is reduced on an actuarially equivalent basis if payments commence before age 65.
Form of Pension	The pension is paid for the life of the member. Other optional forms of payment are available on an actuarially equivalent basis.
Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2023, the maximum pension is $3,506.67 per year of credited service.
TD 401(k) Retirement Plan
TD Bank, America’s Most Convenient Bank®, provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. Contributions are based on the following plan provisions:
Participating NEOs	Mr. Rhodes
Provisions
The bank makes annual core contributions to the plan based on the age and years of service of the employee. Core contributions range between 2% – 6% of eligible compensation (up to a maximum of $150,000). Employees are also eligible to make salary deferral contributions into the plan and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation for up to a total of 4.5%. Salary deferral contributions and employer match eligible compensation are subject to prescribed IRS annual limits. The retirement benefit payable from the plan is determined based on the member’s account balance.

Normal Retirement Age	65
PENSION ARRANGEMENTS FOR MR. MASRANI
Mr. Masrani’s pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. For each year of service as CEO, Mr. Masrani will earn a flat annual pension accrual of $110,000 per year. Mr. Masrani’s CEO pension accrual is inclusive of benefits under the Pension Fund Society, the government’s Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Masrani cannot contribute in excess of registered plan limits. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, was capped at $1.35 million at the time of his appointment as CEO. In 2018, Mr. Masrani’s ability to earn credited service was revised to allow him to earn up to 35 years of credited service, consistent with other Canadian employees and executives who participate in the bank’s defined benefits plans. To allow him the ability to accrue up to 35 years of pensionable service, the pension cap applicable to him was increased to $1.5 million.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   73

ACCRUED NEO DEFINED BENEFIT PENSION OBLIGATION
The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the NEOs from October 31, 2022 to October 31, 2023.
Name	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2022(3)(4)	2023 Compensatory Change(5)	2023 Non- Compensatory Change(6)	Accrued Obligation at October 31, 2023(3)(4)
	October 31, 2023(1)	At Age 65	October 31, 2023	At Age 65(2)
Bharat Masrani(7)	35	35	$1,424,500	$1,424,500	$19,635,600	$0	$(1,289,400)	$18,346,200
Kelvin Tran	24	35	$289,900	$633,600	$2,599,700	$742,200	$(1,000)	$3,340,900
Riaz Ahmed	27	31	$531,800	$606,500	$6,320,300	$229,700	$(26,000)	$6,524,000
Leo Salom	12	20	$214,200	$334,900	$1,669,600	$129,700	$8,300	$1,807,600
Michael Rhodes	4	4	$68,300	$68,300	$609,600	$0	$(9,900)	$599,700

(1)
Represents credited service (rounded to the nearest whole year) for the NEO’s executive plan, which provides the majority of the pension benefit. Credited service (rounded to the nearest whole year) for the Pension Fund Society is 17 years for Mr. Masrani, 24 years for Mr. Tran, and 27 years for Mr. Ahmed. Mr. Masrani’s credited service (rounded to the nearest whole year) for the TD Banknorth qualified plan is 2 years. Credited service for the TD Pension Plan (Canada) Defined Benefit is 12 years for Mr. Salom and 4 years for Mr. Rhodes.

(2)
The estimated pension amounts at age 65 are calculated assuming current salary and annual cash incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded. Both accrued and projected benefits are inclusive of any applicable deemed accrual adjustments that apply to the NEOs.

(3)
All pension values include the cost of amounts payable from all bank plans in which the NEO previously and currently participates.

(4)
Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 23 of the bank’s audited consolidated financial statements for the year ended October 31, 2023.

(5)
Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost), the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.

(6)
Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)
Mr. Masrani’s accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.8038 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.1271 = US$1.00). His U.K. pension is based on balances as at October 31, 2023. Mr. Masrani became subject to a deemed accrual adjustment on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani’s age 65 pension estimate reflects his age on October 31, 2023 since he is over 65.

ACCRUED NEO DEFINED CONTRIBUTION PENSION OBLIGATION
Name	Accrued Obligation at October 31, 2022	2023 Compensatory Change(1)(2)	Accrued Obligation at October 31, 2023
Michael Rhodes	$421,999	$30,155	$552,200

(1)
Compensatory change represents the value of the employer contribution to the TD Bank 401(k) Retirement Plan on behalf of the named executive officer.

(2)
Compensation was awarded in U.S. dollars and reported above in Canadian dollars. The exchange rate used to convert the U.S. dollar compensation was the average month-end US/CDN closing exchange rate for the fiscal year of 1.3492 based on WM/Reuters.

74   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

TERMINATION AND CHANGE OF CONTROL BENEFITS
Calculation of Termination Benefits
The actual amounts that a NEO would receive upon termination of employment can only be determined at the time they leave the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the NEO’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each NEO:
•
termination date of December 31, 2023;

•
the December 29, 2023 TSX closing price for a common share of $85.62; and

•
pension benefits have been calculated using the fiscal year-end date of October 31, 2023.

The amounts stated below are the incremental values of such benefits that the NEO could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.
(C$ millions) Event	Resignation	Retirement	Termination without Cause(1)(2)	Termination with Cause	Change in Control(1)(3)
Bharat Masrani
Deferred compensation (equity)	0.0	24.8	0.0	(36.0)	0.0
Annual pension payable	0.0	0.0	0.0	(1.2)	0.0
Severance	0.0	0.0	7.5	0.0	7.5
Total	0.0	24.8	7.5	(37.2)	7.5
Kelvin Tran
Deferred compensation (equity)	0.0	0.0	3.6	(1.2)	3.6
Annual pension payable	0.0	0.0	0.0	(0.2)	0.0
Severance	0.0	0.0	3.4	0.0	3.4
Total	0.0	0.0	7.0	(1.4)	7.0
Riaz Ahmed
Deferred compensation (equity)	0.0	9.9	0.0	(5.7)	0.0
Annual pension payable	0.0	0.0	0.0	(0.5)	0.0
Severance	0.0	0.0	6.2	0.0	6.2
Total	0.0	9.9	6.2	(6.2)	6.2
Leo Salom
Deferred compensation (equity)	0.0	8.3	0.3	(3.6)	0.3
Annual pension payable	0.0	0.0	0.0	(0.2)	0.0
Severance	0.0	0.0	5.4	0.0	5.4
Total	0.0	8.3	5.7	(3.8)	5.7
Michael Rhodes
Deferred compensation (equity)	0.0	9.0	0.0	(2.3)	0.0
Annual pension payable	0.0	0.0	0.0	(0.1)	0.0
Severance	0.0	0.0	5.7	0.0	5.7
Total	0.0	9.0	5.7	(2.4)	5.7

(1)
Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the stock option plan.

(2)
Executives at the bank do not typically have employment agreements that provide for specific payments in the event employment is terminated without cause. Severance payments for executives above are estimates only.

(3)
In the event of termination without cause within the vesting period that occurs within 24 months of a change in control of the bank, an executive will be entitled to the incremental values indicated, subject to compliance with the conduct provisions.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   75

Treatment of Termination Benefits
The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.
Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control
Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Variable Compensation	Forfeited	Eligible for a pro-rated cash incentive and a pro-rated equity incentive based on time worked during the year	Eligible for a pro-rated cash incentive based on time worked during the year. Must still be employed on the grant date to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award
Share Units (PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms, and remain exercisable until the original expiry date(1)	Vested stock options may be exercised within 90 days. Unvested options will vest in normal course and be exercisable for 90 days following the vesting date	Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination
DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination
VSUs	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement	All unvested VSUs vest immediately, and are redeemable upon termination, subject to compliance with conduct provisions	Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination
RSUs	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Pension	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension from registered plans. Executive supplemental pension is forfeited	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

76   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

A “change of control” occurs when (i) outstanding voting shares of the bank represent less than 50% of the combined voting power of the new entity, (ii) there is, or is expected to be, a change of 50% or more of the directors of the bank, or (iii) the board considers that there are other circumstances where it is appropriate to apply the change of control provision. In addition, under the bank’s deferred compensation plans, change of control provisions are applicable only if the executive is terminated within two years following the change of control, subject to compliance with the conduct provisions.
Conduct Provisions Resulting in Forfeiture
Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:
•
conduct constituting cause for discipline or dismissal;

•
solicitation of customers/employees;

•
disclosure of confidential information;

•
competition with the bank (does not apply to stock options, restricted, performance and vesting share units in a termination without cause scenario);

•
failure to sign a participation agreement; and

•
failure to certify compliance with conduct provisions.

In addition to the forfeiture provisions outlined above, all equity awards (including DSUs) granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct.
STOCK OPTIONS
Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan.
Securities Authorized for Issuance Under the Stock Option Plans
The following table shows, as of December 31, 2023, aggregate information for the bank’s 2000 Stock Incentive Plan, which is the only compensation plan under which equity securities of the bank are authorized for issuance from treasury.
The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding which as at December 31, 2023 was 1,774,766,030.
Equity Compensation Plans	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)
	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number
Equity compensation plans approved by securityholders
2000 Stock Incentive Plan	0.91%	16,071,896	$78.08	0.27%	4,859,957	1.18%	20,931,853
Equity compensation plans not approved by securityholders	—	—	—	—	—	—	—
Total	0.91%	16,071,896	$78.08	0.27%	4,859,957	1.18%	20,931,853
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   77

Plan Features
Currently, bank executives at the senior vice president level and above are eligible to participate in the 2000 Stock Incentive Plan. Details on the term and vesting schedule of stock options are set out on page 48. At grant, the term of outstanding stock options does not exceed 10 years. The following table provides more details on the features of the stock option plans.
Exercise Price
The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. The bank does not back date stock options.

Stock Appreciation Rights
Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, the stock option is surrendered upon exercise and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date.

Transfer / Assignment of Stock Options
Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF.

Circumstances Under Which an Individual is No Longer Entitled to Participate
•
Termination for Cause — Stock options are forfeited.

•
Termination without Cause — Stock options expire early. Vested stock options can be exercised within 90 days of termination, after which time they are forfeited. Unvested options will vest in normal course and be exercisable for 90 days after the vesting date, after which time they are forfeited.

•
Retirement — Stock options will continue with normal vesting, and remain exercisable to the original expiry date(1).

•
Resignation — Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately.

•
Death or Disability — All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event.

•
Other Circumstances — The plan administrator may extend an early expiry date in limited circumstances.

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

78   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Plan Amendments
Pursuant to the amendment procedure set out under the 2000 Stock Incentive Plan, which was approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
(i)
an increase in the number of shares reserved under the plan;

(ii)
a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;

(iii)
an extension of the original stock option expiry date;

(iv)
re-introduction of non-employee directors as being eligible for new award grants under the plans;

(v)
a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;

(vi)
any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the Plan; and

(vii)
any amendment to the amendment provisions set forth in section 14 (the amendment provision of the plan).

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants
Under the terms of the 2000 Stock Incentive Plan, there are no loans or any other type of financial assistance provided to participants. Prior to 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase bank shares and assist executives in achieving share ownership requirements. The bank no longer offers such loans to any employees, and there are no outstanding loans under the program provided to NEOs.

Dilution, Overhang and Burn Rate
The following table outlines the Dilution, Overhang and Burn Rate for the Stock Incentive Plan for the past three years as of October 31, 2023:
Rate	Description	2023	2022	2021
Dilution	Dilution is defined as the number of stock options outstanding, divided by the number of total shares outstanding	0.79%	0.71%	0.67%
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	1.20%	1.25%	1.34%
Burn Rate	Burn rate is defined as the total number of stock options granted in a fiscal year, divided by the weighted average number of shares outstanding for the fiscal year	0.14%	0.14%	0.12%
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   79

SHAREHOLDER PROPOSALS
The following nine proposals have been made by holders of common shares of the bank for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.
Proposal 1 was submitted by Vancity Investment Management Ltd. (Vancity), of 100 183 Terminal Avenue, Vancouver, BC V6A 4G2.
Proposal 2 was submitted jointly by Vancity of 100 183 Terminal Avenue, Vancouver, BC V6A 4G2, Investors for Paris Compliance, representing the Salal Foundation, of 185-911 Yates St, Suite 561, Victoria, BC, V8V 4Y9, Green Funds of 114 State St #200, Boston, MA 02109, United States, AP Pension of Østbanegade 135, 2100 København Ø, Denmark, and Nomura Asset Management U.K. Limited of 1 Angel Ln, London EC4R 3AB, United Kingdom.
Proposals 3 to 5 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3. The proposals were submitted in French and translated into English by the bank.
Proposal 6 was submitted by InvestNow Inc., on behalf of Gina Pappano, Executive Director of InvestNow and a shareholder of the bank, of 7 Shannon Street, Toronto, Ontario.
Proposals 7 and 8 were submitted by shareholder, Jacques Paquet of 916-1779, rue Careau Québec (Québec) G1M 0C9.
Proposal 9 was submitted by shareholder, Josée Des Croisselles of 916-1779, rue Careau Québec (Québec) G1M 0C9.
Proposal 1:
CEO to Median Employee Pay Ratio
Be it resolved
The Board of Directors undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, publicly disclose the CEO-compensation-to-median-employee-pay-ratio on an annual basis.
Supporting Statement
Job action by United Auto Workers and Hollywood talent illustrates the employee unrest impacting many industries and underscores the discrepancy between corporate profits and increased executive pay compared to workers’ trailing wages. Exacerbating this unrest is stagnant wage growth combined with rising inflation, particularly impacting necessities like housing, energy, and food(1).
Sluggish wage growth trailing inflation for average employees is in stark contrast to executive compensation, where realized wages have continued to exceed inflation and diverge from the rest of the workforce. This data is widely available, and this growing gap is undisputed.
While companies with lower levels of unionization are less exposed to direct labour action, they are still exposed to similar financial impacts. This is often felt through increased employee turnover, absenteeism, and lowered employee morale. For instance, research has shown that a burnt-out employee can incur a cost equivalent to over 30% of their salary and that replacing an existing employee can cost up to 400% of their annual salary(2).
To effectively implement strategies that increase company value, senior executives need engaged employees to execute their vision. Many studies show that social comparison is a powerful factor in human interaction and employee satisfaction is heavily dependent on perceived fairness in compensation(3).
The perception that only executives benefit from company growth and that the average worker is not fairly compensated for their individual contribution is demotivating for employees. The CEO-compensation-to-median-employee-pay-ratio is a useful mechanism to evaluate and assess wage distributions within a company. When pay differentials are closely monitored and managed, employees are more likely to be highly engaged and productive.

(1)
https://www.forbes.com/sites/annefield/2022/05/23/ceo-worker-pay-gap-widens-and-employees-arent-happy- about-it/?sh=3ac80050142c

(2)
https://www.joinpavilion.com/blog/the-real-cost-of-burnout; https://www.simplybenefits.ca/blog/employee-retention-what-is-the-true-cost-of-losing-an-employee

(3)
https://www.psychologytoday.com/ca/blog/work-smarter-not-harder/202303/the-executive-worker-pay-gap-isnt- without-consequences

80   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Say-on-pay vote results have very little to do with a company’s management of pay differentials. Shareholders are lacking information on how exposed TD Bank is to human capital risks associated with skewed compensation distributions. Vancity filed this proposal last year and received 12.9% support. MEDAC previously filed a similar proposal with TD Bank, indicating there is demand for this information.
As a financial institution, TD Bank is heavily dependent on human capital to drive growth and in turn, shareholder value. The CEO-compensation-to-median-employee-pay-ratio provides a simple cost-effective way for TD Bank to communicate how the company manages pay differentials. Scotiabank provides this ratio and the Global Reporting Initiative, which TD Bank already utilizes, offers a well-recognized method to calculate this through indicator 2-21.
The aim of this disclosure is not to limit executive compensation but to ensure that shareholders have the appropriate information to evaluate TD Bank’s management of human capital risks. Disclosing and tracking the ratio will allow TD Bank to better manage employee engagement and morale, talent recruitment and retention and mitigate the increasing financial and reputational risk associated with growing pay differentials.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The HRC has previously considered vertical pay comparisons and the utility of incorporating a vertical pay ratio into its compensation decision-making and oversight of the bank’s people strategy and management of human capital more broadly. The HRC has concluded — and continues to believe — that ratio results can vary significantly based on the business mix, employee base and geographies of operations of a particular organization, making it a problematic measure that would not be appropriate or meaningful for compensation decision-making. Furthermore, disclosure of the ratio would not contribute to a shareholder’s ability to assess the bank’s approach to compensation and would not improve the bank’s existing disclosure about compensation, the HRC’s practices, or employee engagement.
The HRC is responsible for supporting the board in ensuring that the bank’s compensation policies at all levels of the organization are designed and administered to provide market-competitive compensation aligned with shareholder interests, incorporating business and individual performance as well as incenting behaviour consistent with the bank’s risk appetite and Code of Conduct and Ethics. As part of this mandate, the HRC sets the bank’s executive compensation strategy with a view to attracting, retaining and motivating high-performing executives to create sustainable value for shareholders over the long term. The HRC is also accountable for certain aspects of employee total rewards, including overseeing material employee incentive plans, and pension and benefits related programs, both of which are important parts of the total rewards offering for all employees. The HRC also monitors compensation outcomes to achieve alignment in approach between executives and non-executive employees, as described more fully under the “Approach to Employee Total Rewards” section of this circular.
The board and senior management recognize that the performance and engagement of all the bank’s employees will continue to be a key determinant of the bank’s competitive position. The HRC monitors employee engagement in the annual TD Pulse employee survey and has embedded employee engagement as one of the ESG factors considered when determining compensation for the CEO and members of the Senior Executive Team. Employee engagement results have consistently exceeded the top quartile benchmark.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   81

Proposal 2:
Disclose Transition Activities
Resolved: Shareholders request that TD disclose transition activities that describe how it will align its financing with its 2030 sectoral emissions reduction targets, including specific measures and policies to be implemented, reductions to be achieved by such planned measures and policies, and timelines for implementation and associated emission reductions.
Supporting Statement:
This is the second year filing this proposal. Last year, 28.9% of shareholders broke with management — 23.5% voting for and 5.4% abstaining.
The core of the proposal is that TD continues to be vague regarding what actions it intends to take, or how its day-to-day business practices will change to meet its 2030 emissions reduction targets. Clearly articulated transition activities are increasingly urgent in light of the fact that TD had the largest jump of any global bank in its fossil fuel financing between 2021 and 2022, adding US$7.3 billion (34%) for a total of US$29 billion(1).
Since last filing, the bank continues to do a fair job of measuring its financed emissions and describing its climate governance processes. It has also set interim emissions reduction targets for its most carbon-intensive portfolios. But, we are yet to hear what it will actually do differently at the deal level and in client engagement to drive down its climate transition risk and increase exposure to climate opportunities.
Indeed, the September 2023 investor-led Transition Pathway Initiative’s global bank assessments found TD’s transition activities to be lacking, scoring TD at just 4% for its Decarbonization Strategy and 33% for the Climate Solutions category(2). I4PC’s 2023 Canadian Net Zero Report Card also highlights TD’s ongoing transition plan gaps(3).
Meanwhile, net-zero transition guidance continues to grow. Guidance was published by the IIGCC (June 2023)(4) and UK Transition Taskforce (Nov. 2023)(5). Both build on GFANZ guidance(6). Each outlines the need for banks to establish lending criteria that align with a 1.5 degree scenario and clearly defined climate solutions financing policies, among other things.
This past year we have seen other Canadian banks announce some specific transition activities. National Bank set a target to increase its renewable energy lending faster than its fossil fuel lending; CIBC began quantitatively reporting on its assessment of client transition plans; BMO established a $350 million sustainability solutions fund (vs. vague “sustainable finance” targets like TD’s Sustainable and Decarbonization Financing) and aligned its lobby policy with the Paris Agreement.
Globally, G-SIB peer banks are progressing faster. For example, HSBC committed not to finance new oil and gas fields (Dec. 2022). BNP Paribas will no longer arrange bond deals for issuers intending to use proceeds to finance new fossil-fuel exploration and production (June 2023).
By the time of TD’s 2024 AGM it will have been 3.5 years since TD made its net zero commitment, with less than 6 years remaining to hit its 2030 targets. Without greater clarity regarding what actions TD will implement, investors are concerned that TD’s transition risk continues to grow.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The bank already discloses a transition plan — its Climate Action Plan — which describes the bank’s approach to managing climate-related risks and opportunities as well as the transition activities the bank is undertaking to help achieve its 2030 sectoral financed emissions reduction targets. These activities include enhancements to the bank’s risk policies and procedures to further integrate consideration of climate-related risks, including impacts of transactions on the bank’s financed emissions, and leveraging the bank’s growing suite of climate-related products and services to support our clients and the broader economy in decarbonization, including through the TD Securities ESG Solutions group and the bank’s $500 billion Sustainable and Decarbonization Finance Target.
TD’s transition plan is informed by several industry-leading transition plan frameworks and largely follows the guidance set forth by the Glasgow Financial Alliance on Net Zero (GFANZ) to the extent reasonable with

(1)
www.bankingonclimatechaos.org/wp-content/uploads/2023/08/BOCC_2023_vF.pdf

(2)
www.transitionpathwayinitiative.org/banks/toronto-dominion-td

(3)
https://www.investorsforparis.com/wp-content/uploads/2023/07/I4PC_Banks-report-card-2023.pdf (at 13)

(4)
https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/Past%20resource%20uploads/IIGCC-Net-Zero-Standard-for-Banks-June-2023.pdf

(5)
https://transitiontaskforce.net/disclosure-framework/

(6)
www.td.com/content/dam/tdcom/canada/about-td/pdf/td-investor-2023-proxy-en.pdf (at 90)

82   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

currently available information. TD’s 2023 Climate Action Plan Report describes the bank’s transition activities to date, using the best available data and methodologies and including all the disclosure categories recommended by GFANZ, namely, implementation, engagement, metrics and targets, and governance. The bank’s transition plan continues to evolve through engagement in industry forums on net zero, work with clients on decarbonization, and consideration of new guidance as it becomes available.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.
Proposal 3:
Incentive Compensation for All Employees against ESG Objectives
It is proposed that the board of directors consider introducing a new approach to incentive compensation, with the objective of linking a portion of compensation of all employees to the performance of the organization against its key ESG objectives.
Argument
In April 2022, Mastercard’s CEO, Michael Miebach, announced that the company was expanding its incentive compensation program to achieve ESG objectives to all employees(1). Referring to the implementation of such a program among executives in the previous year, he mentioned that this compensation strategy had made it possible to meet and exceed the objectives set. He added:
“Each and every one of us shares the responsibility to uphold our ESG commitments […] That’s why we’re extending that model to our annual corporate score and all employees globally, taking our shared accountability and progress to the next level(2).”
Like him, we believe that achieving many ESG objectives is not just the responsibility of senior management, but of all employees who, in their day-to-day work, can make a significant contribution to achieving the organization’s priority objectives, exceeding them and suggesting innovative ways of achieving them more quickly. For Mastercard’s CEO, this new employee-inclusive compensation strategy has led him to bring forward the achievement of carbon neutrality from 2050 to 2040(3).
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The bank’s current approach to the consideration of ESG-related objectives in compensation decisions and performance evaluations is appropriate, and effectively supports the achievement of the Bank’s ESG objectives.
Since 2021, TD has incorporated consideration of ESG objectives into the determination of the business performance factor for the CEO and members of the senior executive team. For 2024, this has been expanded to include executives at the levels of Senior Vice President and above. With that, all members of management who are in a position to make decisions with respect to policies with ESG impact have ESG metrics included in their incentive compensation plan. For other employees, individual performance objectives, which affect compensation outcomes, are aligned with the bank’s ESG objectives as appropriate for the role. The proposal is unduly prescriptive in that it seeks to dictate compensation structures for all employees of the bank without regard to their roles.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.

(1)
Sharing accountability and success: Why we’re linking employee compensation to ESG goals, Michæl Miebach (CEO), Mastercard, 19-04-2022 https://www.mastercard.com/news/perspectives/2022/esg-goals-and-employee-compensation/

(2)
Mastercard ties ESG to all employee pay, Rick Spence, Corporate Knights, 01-06-2022 https://www.corporateknights.com/leadership/mastercard-ties-esg-to-all-employee-pay/

(3)
Mastercard to link all employee bonuses to ESG goals, Reuters, 19-04-2022 https://www.reuters.com/business/finance/mastercard-link-all-employee-bonuses-esg-goals-2022-04-19/

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   83

Proposal 4:
Public Disclosure of Non-Confidential Information, Country-by-Country Reporting, Compensation Ratios and Tax Havens
It is proposed that the bank disclose annually, to the general public, the non-confidential information relating to its Country-by-Country Reporting for the purposes of detailed and meaningful calculation of compensation ratios, including broken down by jurisdiction, and for the purposes of contributing to the effort to combat tax havens, including in terms of transparency.
Argument
On several occasions over the years, the bank received shareholder proposals from MÉDAC — and now from Vancity — requesting the calculation and disclosure of the compensation ratio. Despite the substantial number of votes received in support of these proposals, the bank still does not disclose its overall compensation ratio, as has been mandatory for some time now in the United States, and as many companies here in Canada already do.
A number of arguments have, of course, been put forward against the publication of such a ratio. Also, despite the fact that the compensation ratio should be published for all employees in accordance with the Global Reporting Initiative (GRI) standards(1), public disclosure of non-confidential data under the “Country-by-Country Reporting” — Action 13(2) of the OECD/G20 Inclusive Framework(3) on BEPS (Base Erosion and Profit Shifting(4)), an international initiative to which the government is a signatory — would enable the calculation of significant remuneration ratios that would allow the overall remuneration ratio to be better interpreted by enriching the description of the context.
Moreover, the disclosure of such non-confidential data to the general public — as is otherwise the case in several other countries, including Europe — would be an exercise of transparency, goodwill and good faith that would directly fuel efforts to fight tax evasion, tax avoidance, “tax havens” and other “laws of convenience”.
For all these reasons, the bank must make public on an annual basis the non-confidential data contained in its Country-by-Country Reporting.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The bank is committed to working transparently and cooperatively with tax authorities and publicly discloses its approach to tax governance, which can be accessed here: https://www.td.com/content/dam/tdcom/canada/about-td/pdf/esg/2023-tax-governance-en.pdf. As noted in that disclosure, 95% of the taxes the bank paid in its 2023 fiscal year were in Canada and the U.S.
The bank already plans to comply with the EU public Country-by-Country Reporting Directive after applicable legislation comes into effect in the EU member states where the bank operates. The bank expects that its first required disclosures under the Directive will be in respect of its fiscal year beginning November 1, 2024. The bank will also comply with applicable country-by-country reporting legislation as it is passed in the other jurisdictions in which the bank operates.
CEO-to-employee pay ratios are not currently part of country-by-country requirements. The bank does not track or use these ratios and does not believe they would provide meaningful information to shareholders in terms of understanding the bank’s pay practices or operations in various jurisdictions, for tax purposes or any other purpose.
Please see the response to Proposal 1 above for additional information on the bank’s position on the CEO-to-median-employee pay ratio.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.

(1)
Disclosure 2-21, Annual Total Compensation Ratio, Consolidated Set of Standards, Global Reporting Initiative (GRI) — Report a. the Ratio; b. the Percentage Increase; and: c. the “Contextual Information Necessary to Understand the Data” (Our underlining, bold and italics.) https://www.globalreporting.org/pdf.ashx?id=22118

(2)
Action 13 — Country-by-Country Reporting https://www.oecd.org/tax/beps/beps-actions/action13/

(3)
Inclusive Framework on Base Erosion and Profit Shifting https://www.oecd.org/tax/beps/.

(4)
What is BEPS?, OECD https://www.oecd.org/tax/beps/about/

84   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Proposal 5:
Advisory Vote on Environmental Policies
It is proposed that the bank hold an annual advisory vote on its environmental and climate objectives and action plan.
Argument
According to an online survey conducted by Léger Marketing and the Association for Canadian Studies for The Canadian Press in October 2022, 70% of Canadians are concerned or very concerned about climate change. The high percentage of votes in favor of our shareholder proposal last year reflects this concern in the country. This vote surely reflects the concern of the company’s shareholders about the scope of its environmental initiatives. The recent forest fires and floods of the past year are far from alleviating these concerns, and it is safe to assume that they will become even more acute.
A recent report by Oxfam Québec(1) on the carbon footprint of Canadian bank portfolios across the country calls on shareholders to be more demanding about the efforts devoted to it. One of the observations made in the report is worth noting:
“not only have none of Canada’s major [banks] committed to withdrawing from the fossil fuel sector in the short or medium term, but they all persist in presenting themselves as participants in the energy transition and sustainable financing aimed at either decarbonizing the processes of extraction, transformation and/or use of fossil fuels or supporting diversification of the “green” asset portfolios of companies in the sector, particularly in the areas of green technologies and renewable energy”.
This report even calls their initiatives as relatively unambitious:
“the total C$850 billion pledged by BMO, RBC, Scotiabank, CIBC and TD for 2020-2030, while not inconsiderable, will ultimately represent only two-thirds of their previously committed fossil fuel assets between 2016 and 2020 alone, which were in excess of C$1.3 trillion.”
We have little time left to clean up our environment and leave future generations a better place to live. That’s why it’s important for shareholders to be able to express their opinion on the scope of the actions our organizations wish to take over the next few years, and to stimulate greater proactivity.
In France, a draft legislation(2) concerning say on climate would require all publicly listed companies to submit their “climate and sustainability” strategy to their shareholders every three years or in the event of a material change.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
Following last year’s meeting of shareholders, at which this same proposal was presented for the second year in a row, the bank reached out to a number of shareholders that had voted in favour of the proposal to understand their perspectives. Having considered the feedback from shareholders, for similar reasons as given last year, the board continues to be of the view that shareholders should vote against this proposal.
Environmental risks and opportunities are among the significant inputs to corporate strategy. In approving the bank’s strategy, the board considers a broad range of inputs from a range of stakeholders, which includes shareholders, customers, analysts, regulators, rating agencies and NGOs with a particular interest in various aspects of the bank’s ESG strategies and performance. During this process, the board is exposed to relevant information pertaining to the bank’s financial and competitive position and prospects. The volume, complexity and competitive sensitivity of this information is such that it is not practical to make public disclosure of all of it. Accordingly, the board believes that it would not be possible, as a practical matter, to provide shareholders with sufficient information to enable them to make an informed decision on an advisory resolution as suggested in the proposal. Even if such information could be made available to shareholders, absent a menu of choices to be considered, such a vote would not result in an actionable consensus on the part of shareholders for consideration by the board.
Potential drawbacks associated with advisory votes on climate transition plans have also been recognized by the United Nations-supported Principles for Responsible Investment, which, in its February 2022 “Climate Transition Plan Votes: Investor Briefing” and again in its December 2022 “Climate Transition Plan Votes: Investor Update,” concluded that the benefits of climate transition plan votes as a mechanism to drive comprehensive climate action seem to be outweighed by the risks and potential unintended consequences of such votes.

(1)
A Closer Look at the Carbon Footprint of Canadian Bank Portfolios, Hubert Rioux, Institut de recherche en économie contemporaine (IRÉC), 2022 https://oxfam.qc.ca/wp-content/uploads/2022-canada-banks-carbon-footprint-report.pdf

(2)
Projet de loi relatif à l’industrie verte https://www.vie-publique.fr/loi/289323-industrie-verte-decarbonation-projet-de-loi

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   85

The foregoing considerations are particularly relevant to the bank, with its hundreds of thousands of domestic and foreign, institutional and individual shareholders. It is no doubt in recognition of these complexities that the legal framework for the governance of the bank vests in the board of directors the exclusive power and full accountability for the approval of the bank’s corporate strategy. The framework also recognizes the necessary dynamism of strategy setting and execution, which is not a once-a-year exercise. Under this framework, recourse for shareholders who are dissatisfied with the bank’s overall strategy or performance is provided through shareholders’ annual vote on the election of directors.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.
Proposal 6:
Report on Impact of Oil and Gas Divestment
RESOLVED: That Toronto-Dominion Bank (“TD”) commission and issue a report disclosing the Bank’s exposure to oil and gas divestment and to qualify and quantify the impacts of divestment from the Canadian oil and gas sector on shareholder value and other relevant economic analysis should TD continue on the path toward currently established Net Zero objectives.
Supporting Statement
Attacks on the oil and gas sector are coming from all fronts. Celebrities, internet influencers, radical activist shareholders, ideologically driven financial alliances and well-funded non-profit organizations are all calling for “divestment” and promoting elimination of the Canadian oil and gas sector in the next 25 years. We are calling on TD to commission a report that would provide data and analysis on the impact on revenue projections, profit, share price, and the impact on the Canadian economy overall, as the bank adopts policies or guidelines aimed at suppressing Canada’s oil and gas sector through a divestment policy.
The banking sector has a critical role to play in Canada’s economy and prosperity. The oil and gas sector also has a critical role to play in Canada’s economy and prosperity. The world will continue to use fossil fuels throughout this century, including beyond 2050 notwithstanding current Net Zero aspirations. If the oil and gas the world needs is not supplied by Canadian energy companies it will be supplied by authoritarian regimes in poorly regulated, undemocratic countries that are less responsible and less environmentally friendly. The banks cannot permit themselves to be part of a scheme designed to strangle a sector that is of vital importance, not only to our own citizens, but to the democratic world.
Financing the Canadian oil and gas sector is essential for the functioning of the economy, for jobs, for innovation, and for global emission reductions.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The proposal is based on an incorrect premise: it incorrectly implies that the steps taken by the bank to respond to climate change and support its clients through the transition to a low-carbon economy amount to the bank adopting a divestment policy aimed at suppressing Canada’s oil and gas sector.
Since TD has not adopted a policy of divestment from the oil and gas sector, it is unnecessary and not in the best interest of the bank to commission or issue the report contemplated in this proposal. The bank recognizes the importance of the energy industry to the Canadian economy and has adopted and made public its Climate Action Plan, which supports the financing of responsible conventional energy programs and projects as well as responsible client initiatives in furtherance of the transition to a low-carbon economy. Moreover, since 2020, the bank has been providing its clients with trusted advice and financing through TD Securities’ ESG Solutions group, which was created to advise clients, including those in the oil and gas sector, as they work to achieve their transition goals. For more information on TD’s Climate Action Plan, see our 2023 Climate Action Plan Report.
For the foregoing reasons, the board of directors recommends that shareholders vote against this proposal.
86   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Proposal 7:
Annex to Annual Report on All Out-of-court Settlements
It is proposed that TD include in an appendix to its annual report all out-of-court settlements entered into during the year. Each settlement should be listed in detail, including the case and the amount.
Statement:
The list of out-of-court settlements will enable shareholders and the public to better judge the quality of the decisions made by TD’s senior executives. It will also put pressure on decision-makers to ensure that decisions are made for the good of employees, shareholders and the public, and in accordance with the laws and regulations governing Canadian financial institutions.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
In the ordinary course of business, similar to other large financial institutions, the bank and its subsidiaries are involved in various litigation proceedings or disputes. The bank routinely enters into settlement agreements in order to bring proceedings to an efficient conclusion, to reduce ongoing costs of defending proceedings, and to avoid uncertainty in the outcome. The other party to the settlement agreement may be motivated to reach a settlement for similar reasons. As a result, the terms of settlement are often subject to mutual obligations to keep the settlement and its terms confidential, which this proposal would make impossible.
Settlements of proceedings which may be material to the bank are already summarized in the notes to the bank’s financial statements. Disclosure of all settlements, including non-material settlements, would not provide useful information to shareholders and would compromise the bank’s ability to enter into settlements, which could increase the bank’s risks and costs in defending proceedings.
For the foregoing reasons, the board of directors recommends that shareholders vote against this proposal.
Proposal 8:
Committee of 5 Persons to Consider All Out-of-court Settlements
It is proposed that a committee of 5 persons be established to approve any out-of-court settlement. This committee should include 1 non-executive active employee, 1 retired employee, 2 shareholder representatives and 1 customer or public representative.
Statement:
This committee will ensure that signed out-of-court settlement comply with TD’s objectives and code of ethics, as well as with the laws and regulations governing Canadian institutions. It will also put pressure on decision-makers to ensure that decisions are made for the good of employees, shareholders and the public, and in accordance with the laws and regulations governing financial institutions.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The proposal is unduly prescriptive in that it purports to constrain the authority of the board under the Bank Act to oversee the management of the business and affairs of the bank. Furthermore, absent an amendment to the Bank Act, it is doubtful that the implementation of the proposal by the board would be consistent with the board’s fiduciary duty and duty of care.
Directors and officers of the bank are subject to obligations under the Bank Act and at common law to act honestly and in good faith with a view to the best interests of the bank and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Moreover, the bank’s Code of Conduct and Ethics requires every employee and director to assess every business decision and every action on behalf of the organization in light of whether it is right, legal, fair and within the bank’s risk appetite. Without these safeguards, there can be no assurance that decisions made by such a committee would align with the bank’s strategy or address the concerns identified in the proposal.
For the foregoing reasons, the board of directors recommends that shareholders vote against this proposal.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   87

Proposal 9:
Providing All Employees with the Same Amount of Social Benefits
It is proposed that TD grant all its employees the same amount of benefit credits. Currently, one employee alone and one employee + 1 person receive less than employees + 2 or more persons in benefit credits.
Statement:
Under section 11 (7)(d) of the Canadian Human Rights Act, R.S.C., 1985, c. H-6: wages mean any form of remuneration payable for work performed by an individual and includes employer contributions to pension funds or plans, long-term disability plans and all forms of health insurance plans. This section clearly indicates that these benefit credits are wages.
Section 3(1) Proscribed Discrimination of the same Act in states: For all purposes of this Act, the prohibited grounds of discrimination are race, national or ethnic origin, colour, religion, age, sex, sexual orientation, gender identity or expression, marital status, family status, genetic characteristics, disability and conviction for an offence for which a pardon has been granted or in respect of which a record suspension has been ordered.
This is clearly wage discrimination based on family status. As a result, thousands of employees face this discrimination, which can only be corrected by increasing the benefit credits of those who receive less. Failure to correct the situation could expose TD to a class action.
THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The proposal is based on an incorrect premise — that TD’s benefits program does not comply with applicable law. The proposal is also unduly prescriptive in that it purports to dictate the design of the bank’s benefits program.
The bank provides its employees with competitive benefits and wellness plans that have been designed to comply with all applicable laws, including the Canadian Human Rights Act and its regulations, which permit certain differences in providing benefits to employees. The bank’s benefits program is also consistent with TD’s Culture of Care — our philosophy on supporting all colleagues and their families — in that it recognizes that colleagues with families have relatively higher medical expenses.
Employees with more than one dependant are entitled to more benefits credits under the program than an employee with no dependant or only one dependant. The additional benefits credits available to employees with two or more dependants merely recognize that employees with more dependants generally have higher aggregate benefits cost. If removed, as requested in the proposal, such employees would have less flexibility with respect to allocation of benefits credits relative to employees with no dependants or only one dependant.
For the foregoing reasons, the board of directors recommends that shareholders vote against the proposal.
Withdrawn Shareholder Proposals
MÉDAC submitted additional proposals (Proposals A, B, C and D below) that it withdrew after discussions with the bank. These proposals were submitted in French and translated into English by the bank. MÉDAC requested that the bank include the text of these proposals and the bank’s responses thereto in the circular.
Proposal A:
Disclosure of Languages Spoken by Executives
It is proposed that the languages spoken by executives be disclosed in the management proxy circular.
Argument
In 2023, we filed a shareholder proposal requesting the disclosure of the languages spoken by the directors of some 20 public companies. Following discussions, almost all of these companies — including the 7 major banks — agreed to disclose the information. This new proposal is aimed at disclosing the same information about executives, at the very least the “named executive officers(1)“.
In recent years, a number of public controversies over language have tarnished the reputation of major public companies with respect to their social responsibility and their interpretation of their duties and obligations

(1)
As defined, among other things and without limitation, in Regulation 51-102 respecting Continuous Disclosure Obligations.

88   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

regarding diversity, inherent in our societies. Language is at the heart of our democratic institutions and is a fundamental attribute of the community. Such situations, harmful in every respect, must be avoided. To this end — and for several other reasons — it is appropriate for all interested parties (stakeholders) to know, through formal and official disclosure, the languages spoken by the company’s executives. Obviously, by “spoken” we mean a level of language sufficient to enable its widespread use in all spheres of activity, whether corporate or individual; a level of language sufficient to enable each executive to fulfill their duties and function fully and completely in relation to their teams, the shareholders and all parties
THE BANK’S RESPONSE TO THIS PROPOSAL:
To help meet the diverse needs of our customers, TD provides customer service and communications in many languages, including more than 60 different languages within our branch network in Canada. Following discussions with the proponent about this proposal, the bank has agreed to include information about the languages spoken by its senior executive team, as a whole, in the “Strengthening Diversity, Equity and Inclusion” section of this circular on page 31. For privacy reasons, this information is provided in the aggregate. The bank thanks MÉDAC for its engagement on this matter.
Proposal B:
Societal Dividend and Better Value Sharing
It is proposed that the board of directors consider the creation of a societal contribution whereby a certain percentage of the company’s profits would be devoted to supporting ESG causes, notably the environment and inequality.
Argument
Given the scale of the climate crisis and the growing inequalities, we are proposing the creation of a new kind of dividend aimed at broadening the sharing of value created by the organization towards projects with high social and environmental added value.
Taking the example of Crédit Mutuel (France) and MAIF (Mutuelle d’assurance pour les instituteurs de France)(1), the sums thus identified could be devoted to the ecological, climate and social transition. For example, these sums could be used to take stakes in businesses that do not necessarily have an immediate profitability objective, but have a positive impact on the environment and inclusion, such as investments in energy-efficiency improvements or the creation of bicycle garages in cities, in support of customers and future customers most exposed to climatic events and the most economically vulnerable, in the granting of zero-interest loans for energy renovation to customers on modest incomes, and so on.
THE BANK’S RESPONSE TO THIS PROPOSAL:
Consistent with the bank’s purpose to enrich the lives of its customers, colleagues and communities, TD makes significant contributions to a range of environmental and social causes through the bank’s corporate citizenship platform, the TD Ready Commitment. TD is a signatory of the Imagine Canada Caring Company Program for companies that give back at least 1% of pre-tax profits to community investment. TD has met or exceeded this target since the launch of the TD Ready Commitment in 2018, through which the bank is targeting $1 billion CAD by 2030 toward community giving under four areas: financial security, better health, connected communities and vibrant planet. On an annual basis, the bank reports on the progress made and key initiatives that have been supported through the TD Ready Commitment. For more information on the TD Ready Commitment, see our 2023 TD Ready Commitment Report. The bank thanks MÉDAC for its engagement on this matter.

(1)
Crédit Mutuel et la Maif vont allouer une part de leurs profits à des projets sociétaux, ID Info durable, 2023-01-26 https://www.linfodurable.fr/investir-durable/en-bref/climat-credit-mutuel-et-maif-vont-allouer-une-part-de-leurs-profits- 36180

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   89

Proposal C:
Reasonable Certification of ESG Reports
It is proposed that the board of directors undertake to file, within the next three years, an ESG report with reasonable certification and not with only limited or no certification at all.
Argument
Like many investors, we read the ESG reports produced by our Canadian banks, hoping to find accurate, reliable and complete information. Although a number of them use auditing firms to provide limited assurance of the quality of the information presented, we believe it would be appropriate for the Bank to revise the level of certification of its report in order to avoid the criticism of greenwashing that is increasingly being heard. According to a recent PWC report(1), “In Canada, only 8% of companies in our analysis subject their sustainability reporting to the same level of reasonable assurance as their financial statements”. According to the experts who prepared this report, “Limited assurance is a good first step. But it’s only an interim measure in the eyes of regulators and investors. Our Global Investor Survey 2022 explored the factors that increase confidence in assessing the accuracy of an organization’s sustainability reporting. Nearly three-quarters (73%) of investors in Canadian companies say reasonable assurance helps. By contrast, only 46% feel the same way about limited assurance — underscoring the importance of preparing for reasonable assurance and producing investor-grade ESG reporting”.
We believe that a reasonable certification every three years would help reassure all stakeholders about the quality of the information disclosed.
“A practitioner can provide two types of assurance engagements: a reasonable assurance engagement or a limited assurance engagement.
The nature, timing and extent of procedures performed in a limited assurance engagement is limited compared with that necessary in a reasonable assurance engagement, but is still planned to obtain a level of assurance that is, in the practitioner’s professional judgment, meaningful(2).”
THE BANK’S RESPONSE TO THIS PROPOSAL:
Currently, TD is not required by applicable law or disclosure standards to seek either limited assurance or reasonable assurance over its ESG disclosures. Nevertheless, for more than a decade, the bank has been voluntarily engaging its auditor, Ernst & Young LLP (EY), to perform assurance procedures over certain ESG information included in the bank’s annual sustainability reports and to publicly issue assurance reports thereon. Certain of these assurance engagements have been performed at the reasonable assurance level. We expect that legislative or regulatory requirements will evolve to include reasonable assurance standards in the next 5-8 years as regulators assess feasibility, and TD will comply with applicable legal or regulatory requirements in this regard. TD also intends to meet or exceed North American banking industry practice with respect to ESG reporting. The bank thanks MÉDAC for its engagement on this matter.

(1)
Why Canadian companies need to prepare for ESG assurance, PWC https://www.pwc.com/ca/en/today-s-issues/ environmental-social-and-governance/net-zero/preparing-for-esg-assurance.html

(2)
Sustainability Assurance Alert: A CPA’s Role in Third-Party Assurance Over Sustainability Information, Alert, July 2021, CPA Canada https://www.cpacanada.ca/en/business-and-accounting-resources/audit-and-assurance/standards-other-than-cas/publications/sustainability-assurance-alert-third-party-assurance

90   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Proposal D:
Annual Meetings of Shareholders in Person
It is proposed that the annual meetings of the Corporation be held in person, and that virtual meetings be added as a complement to, but not a substitute for, in-person meetings.
Argument
Since 2020, when annual meetings began to be held in virtual mode due to the health restrictions related to COVID-19, we have made numerous criticisms of the way these meetings are run(1).
The OECD’s Principles of Corporate Governance state:
“[…] due care is required to ensure that remote meetings do not decrease the possibility for shareholders to engage with and ask questions to boards and management in comparison to physical meetings. Some jurisdictions have issued guidance to facilitate the conduct of remote meetings, including for handling shareholder questions, responses and their disclosure, with the objective of ensuring transparent consideration of questions by boards and management, including how questions are collected, combined, answered and disclosed. Such guidance may also address how to deal with technological disruptions that may impede virtual access to meetings(2).”
Virtual meetings provide for gains that we recognize upfront, but they should not be used as a substitute for in person meetings. Like Teachers(3), we believe that annual meetings of shareholders should be held in person, with the possibility of adding virtual meetings (in hybrid format, as all banks did in 2023), without replacing in person meetings. It is understood that all Shareholders shall have the same rights, regardless of whether they participate in person or remotely. This position is supported by a number of organizations, including the Canadian Coalition for Good Governance (CCGG)(4) and many major institutional investors.
THE BANK’S RESPONSE TO THIS PROPOSAL:
The bank already holds its annual meetings in person while enabling virtual participation, which affords shareholders an equal opportunity to participate at the bank’s annual meetings, regardless of where they reside and without incurring the time or cost of travel.
While the COVID pandemic required that the bank hold its 2020 and 2021 annual meetings exclusively virtually, the bank believes that providing the option of in-person participation is beneficial, and has no intention to revert to virtual-only meetings except in exceptional circumstances.
Following discussions with the proponent, the proponent withdrew this proposal. The bank thanks MÉDAC for its engagement on this matter.

(1)
Assemblées annuelles : dérive virtuelle, le MÉDAC, 09-05-2023 https://medac.qc.ca/2098/

(2)
Recommendation of the Council on Principles of Corporate Governance, OECD Legal Instruments, OECD/LEGAL/0413, adopted on 07-07-2015, amended on 07-06-2023 https://legalinstruments.oecd.org/en/instruments/OECD-LEGAL-0413

(3)
Good Governance is Good Business — 2023 Proxy Voting Guidelines, Ontario Teachers’ Pension Plan (Teachers’) https://www.otpp.com/content/dam/otpp/documents/OTPP%20Proxy%20Voting%20Guidelines%202023%20EN.pdf

(4)
Virtual-only shareholder meetings are an unsatisfactory substitute for in-person shareholder meetings because they risk undermining the ability of shareholders to hold management accountable.”, Say no to virtual-only shareholder meetings — they let companies duck accountability, Catherine McCall, The Globe and Mail, May 21, 2023 https://www.theglobeandmail.com/business/commentary/article-say-no-to-virtual-only-shareholder-meetings-they-let- companies-duck/

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   91

DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK
Except for routine indebtedness, there is no outstanding indebtedness for any employee, executive officer or director of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.
The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, officers and directors must disclose at the earliest opportunity any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the Board Chair. The bank’s Corporate Governance Guideline also contains procedures regarding director conflicts of interest, which are described in Schedule A — Corporate Governance of this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The bank maintains a Blended Financial Lines and Executive & Professional Liability insurance program which includes a directors’ and officers’ liability insurance policy. This insurance provides protection for current and former directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, its majority-held subsidiaries and entities, and other independent entities where that service is at the behest of TD, including TD Ameritrade and Schwab. This insurance has a dedicated policy limit of $575 million per claim and in the aggregate for the term ending May 1, 2024. The insurance applies in circumstances where the bank is unable to indemnify its directors and officers for their acts or omissions. The bank pays the premiums associated with this insurance and there is no deductible for this coverage. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $3.0 million.
DIRECTORS’ APPROVAL
The board of directors has approved the contents and distribution of this circular to the common shareholders of the bank.
Gwen Hughes
Corporate Secretary
92   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

SCHEDULE A
CORPORATE GOVERNANCE
POLICIES AND PRACTICES

The bank’s board and management are committed to sound corporate governance practices that contribute to the effective management of the bank and to achieving the bank’s strategic and operational plans, goals and objectives.

The board’s corporate governance policies, principles and practices, which are reviewed regularly by the corporate governance committee, focus on the board’s responsibilities to the bank’s shareholders and other relevant stakeholders and on creating long-term shareholder value. The board’s governance framework includes the charters and key practices of the board and its committees and the Corporate Governance Guideline (available at www.td.com/governance). The bank’s corporate governance policies and practices comply with the Canadian Securities Administrators’ National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines), the rules of the TSX, and OSFI’s Corporate Governance Guideline.
Although they do not all directly apply to the bank, these policies, principles and practices also take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.
Visit the bank’s website for additional governance information, including:
• Code of Conduct and Ethics (the Code) • Corporate Governance Guideline • Board Diversity Policy • Disclosure Policy • Director Independence Policy • Proxy Access Policy
•
Majority Voting Policy

•
Position Description for Directors

•
Position Description for the Group President and CEO

•
Charters of the Board and its Committees, the Board Chair and the Chairs of Committees

BOARD OF DIRECTORS

The bank’s board is independent. Of the 15 nominees proposed for election, 14 (93%) are “independent” under the bank’s Director Independence Policy (www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not “affiliated” under the Bank Act.

Director Independence
To be effective, the board must operate independently of management. All but one of the bank’s directors and all committee members are independent. Bharat B. Masrani, Group President and CEO, TD Bank Group, is the only director not considered to be “independent” under the Director Independence Policy or the CSA Guidelines and is “affiliated” under the Bank Act because of his position. Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law.
The board has adopted a Director Independence Policy and delegated responsibility to the corporate governance committee for recommending director independence criteria and evaluating director independence at least annually and as needed for director appointments during the year.
Detailed information on all director nominees proposed for election this year is provided in the “Director Nominees” section of this circular.
How the Board Determines Independence
The board has a robust annual process to evaluate director independence. Directors must complete detailed annual questionnaires about, and provide information relevant to, their individual circumstances. To determine whether a director has a “material relationship” with the bank that would compromise their independence, the corporate governance committee considers all relevant facts and circumstances, including any relationship a director may have with the bank, and any relationships that persons or organizations the director is related to (such as a spouse or an entity that employs the director in an executive capacity) may have, and considers whether, as a result of such relationship(s), the director could reasonably be expected to be objective about management’s recommendations and performance. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting and financial services relationships.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   93

The corporate governance committeee considers the director independence standards that incorporate the definition of affiliated persons under the Bank Act and definitions of independence from the Canadian Securities Administrators. While not required to do so, the corporate governance committee also considers the director independence standards that apply to NYSE-listed U.S. domestic issuers. Except for Mr. Masrani, all director nominees would be considered independent under these NYSE standards if they applied to the bank.
In addition to the Director Independence Policy, the board has implemented the following policies and practices:
•
the board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2023, 50 in-camera sessions were held;

•
the board and each committee can engage their own independent advisors to provide expert advice at the expense of the bank;

•
the non-management directors must annually appoint a strong, independent board chair with a clear mandate to provide leadership for the independent directors; and

•
the non-management directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainers.

Other Directorships and Board Interlocks Policy
In addition to maintaining their independence, directors must be able to devote sufficient time to their responsibilities to TD. Board members are restricted from serving on other boards without prior advance notice to and approval from the chair of the corporate governance committee of their intention to accept an invitation to serve on the board of directors of any public company or any company in the financial services sector. Other than as members of the board of the bank, no more than two board members may sit on the same public company board without the consent of the corporate governance committee. In addition, no member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. The only board interlock is between Ayman Antoun and Alan MacGibbon, who are both directors of CAE Inc. as set out below:
Company Name	Director
CAE Inc.	Ayman Antoun
Alan MacGibbon
One of the nominees proposed for election, Bharat Masrani, is a member of the board of directors of The Charles Schwab Corporation (“Schwab”). In connection with Schwab’s acquisition of TD Ameritrade Holding Corporation on October 6, 2020, the bank and Schwab entered into a stockholders’ agreement under which the bank has the right to two seats on Schwab’s board of directors depending on its ownership interest in Schwab and subject to the bank meeting certain conditions, which seats are currently held by Mr. Masrani and the bank’s retiring Board Chair, Brian Levitt.
Board Chair

The Board Chair is Alan MacGibbon. Mr. MacGibbon has been the Board Chair since February 1, 2024. Shareholders may communicate directly with the Board Chair by email c/o TD Shareholder Relations at tdshinfo@td.com.

The Board Chair is responsible for facilitating the functioning of the board independently of management and for maintaining and enhancing the quality of the bank’s corporate governance. The Board Chair’s key responsibilities are set out in the bank’s Charter of the Board Chair (www.td.com/governance/charters.jsp). The chair:
•
must be independent and appointed annually by the non-management directors;

•
chairs meetings of the board (including in-camera sessions) and all annual and special meetings of shareholders;

•
consistent with the bank’s shareholder engagement policies, meets with shareholders, regulators and other interested parties on matters core to the board’s mandate, and attends public events on behalf of the bank;

•
is also the chair of the corporate governance committee and a member of the human resources committee;

94   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

•
meets regularly with other directors and senior management to monitor the health of relationships among directors and between the board and senior management; and

•
maintains a channel of open communication with the bank’s key Canadian regulators, independent of management, to engender trust and confidence in the quality of the board’s governance and oversight of the bank. In 2023, the then Board Chair met, alone or with one or more of the Committee Chairs, nine times with representatives of the bank’s key Canadian regulators. The Board Chair’s and Committee Chairs’ involvement in these meetings includes preparation as well as attendance and spans all of the bank’s various businesses and the jurisdictions in which they are carried out.

For more information about the bank’s Board Chair, Mr. MacGibbon, see the “Director Nominees” section of this circular or the bank’s website at https://www.td.com/ca/en/about-td/corporate-profile/chairman-of-the-board.
Shareholders’ Meetings
The Board Chair is responsible for chairing and is available to answer questions at the bank’s annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings. Last year, all of the director nominees then standing for election attended the bank’s hybrid annual shareholders’ meeting in person in Toronto.
BOARD MANDATE

Shareholders elect the board to oversee management with a view to responsibly advancing the long-term interests of the Bank for the benefit of the shareholders while addressing, where appropriate, the concerns of other relevant stakeholders and interested parties, including the bank’s employees, customers, debt holders, regulators and communities.

The board’s responsibilities are set out in its charter and include the following:
•
supervision of the management of the business and affairs of the bank;

•
approval of the bank’s strategy and major policy decisions — the board must understand and approve the bank’s strategy, business objectives, be kept current on progress towards those objectives and be part of and approve any major strategy and policy decisions;

•
approval of the bank’s enterprise risk appetite statement — the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and enterprise risk framework (and the board must approve the enterprise risk appetite statement and monitor the bank’s risk profile and performance);

•
evaluation, compensation, talent development and succession — the board must be satisfied that there are processes in place to identify, attract, evaluate, develop and retain the right people to enable the bank to meet its strategic ambitions and safeguard its unique and inclusive culture; and the board must also monitor and evaluate individuals in key management roles, and be satisfied that they are appropriately compensated for contribution to the bank’s long-term success;

•
oversight of the management of capital, liquidity, risks, and internal controls — the board must be satisfied that policies are in place to enable the bank to maintain sufficient capital and liquidity and to protect the bank’s assets and reputation; and the board must also be satisfied that the bank’s risk culture, compensation policies and practices and control functions enable the bank to operate within the confines of its board-approved risk appetite statement;

•
disclosure of reliable and timely information to investors — the board must be satisfied that the bank is providing its investors with accurate and balanced information in a timely manner; and

•
effective board governance — the directors must function effectively as a board in order to meet its stewardship responsibilities; the board needs to be comprised of strong members with the appropriate skills and experience, and the right information.

The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on www.sedarplus.ca and www.sec.gov and is available at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board’s charter by contacting TD Shareholder Relations (contact information is provided on page 117 of this circular).
The bank’s employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board. The Bank Act requires certain important matters to be brought before the board. The board has also reserved certain other key decisions to itself. Under its charter, the board is responsible for the establishment and maintenance of policies and procedures which are effective in supporting its oversight of
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   95

management and internal controls. The board has also put in place formal policies for approving material capital allocation decisions, including material business acquisitions, investments and divestitures and major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank’s financial statements prior to release to shareholders.
Strategic Planning
The board approves the strategy and business objectives of the bank and oversees their execution. This oversight includes reviewing and approving all major strategy and policy recommendations, including the bank’s annual strategic plan, annual financial plan (including the capital, liquidity and funding plans), and major capital expenditures, and monitoring adequate levels of capital and liquidity. At least annually, the board reviews the strategic plan of each business segment, considering factors including the competitive landscape, opportunities for growth and key performance metrics. The board assesses the bank’s major opportunities and the risk impact of strategic decisions being contemplated, including considering whether they are within the board-approved enterprise risk appetite established for the bank and its individual business units. In addition to reviewing and discussing the bank’s strategy at regular board meetings, the board annually participates in a two-day board strategy meeting.
The bank’s strategy is to be the number one Canadian Retail and Canadian Business Bank, a leading Wealth and Insurance provider in Canada with market-leading Direct Investing and Small Business Insurance franchises, a leading U.S. Bank, and a North American investment bank with global reach, while holding the number one investment dealer position in Canada.
Risk Management
The board oversees the bank’s risk culture and approves and oversees significant risk frameworks and policies designed to protect the assets of the bank and its continuing viability. The board also oversees the identification and monitoring of the principal risks affecting the bank’s businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks in accordance with the bank’s enterprise risk framework. The board is supported in its discharge of this responsibility by its risk committee which, among other responsibilities, reviews and recommends to the board for approval the bank’s enterprise risk appetite statement and satisfies itself that the bank has appropriate strategies, frameworks and policies in place to manage its current and emerging risks. In addition, the risk committee has been delegated authority to oversee the bank’s crisis management, recovery and resolution plans in accordance with applicable regulatory guidelines. See the “Managing Risk” section of the bank’s 2023 MD&A for a list of the major risk categories identified and the structures and processes in place to manage them.
Cybersecurity
Cybersecurity is a formal component of the bank’s overall risk management framework. As part of its risk management responsibilities described above, the board regularly reviews the bank’s cybersecurity program and receives annual cybersecurity program updates from the bank’s Chief Information Security Officer, as well as annual and quarterly platforms and technology updates. The board is supported in the discharge of its responsibilities by the risk committee, which oversees cybersecurity and technology risks, including the bank’s cybersecurity program and the bank’s capability to identify threats, protect critical assets, detect anomalies, and respond to and recover from cyber events. The risk committee also oversees business crisis and continuity management and the insider risk program, each of which is important to mitigating inherent cyber risks. Annually, the risk committee (jointly with the audit committee) receives a technology and cybersecurity program update from the bank’s three lines of defence. The risk committee also receives annual presentations from each business line on their key business risks and challenges, which include, where applicable, an overview of technology risks as they relate to strategic goals and the associated mitigants in place.
Capital and Liquidity Oversight
The board oversees the bank’s capital adequacy and management, including by annually reviewing and approving the bank’s Capital Adequacy Risk Management Policy and the capital limits therein. As part of this responsibility, the board is responsible for declaring dividends and approving the issuances, redemptions or repurchases of all capital, if appropriate and permitted by applicable laws and regulations. The board also oversees the implementation of the bank’s liquidity frameworks and policies and annually reviews the bank’s liquidity and funding plans.
Purpose and Environmental and Social Matters
TD’s purpose is to enrich the lives of its customers, communities and colleagues. This statement of purpose animates and is reflected in the bank’s strategy, Risk Appetite Framework, culture and operating policies and
96   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

procedures. The board’s oversight of the bank’s strategy occurs continuously throughout the year and includes overseeing how management pursues the responsible advancement of the long-term interests of shareholders while addressing the concerns of other relevant stakeholders and interested parties, including the bank’s employees, customers, debt holders, regulators and communities.
The board continues to oversee environmental and social risk, including climate risk (collectively, “E&S risk”), as among the top and emerging risks for the bank, and oversees the assessment and management of potential impacts on the bank’s business strategies and financial performance. The board is supported in this work by the risk committee, which provides a forum for analysis of enterprise risk trends and current and emerging risks, including E&S risk, and conducts regular reviews of TD’s enterprise risk dashboard, which includes E&S risk. Senior management provides the board with annual updates on the bank’s sustainability strategy, including as it relates to climate and disclosure, in addition to regular updates on other relevant sustainability matters such as climate-related targets and goals. At least annually, senior management also provides regular updates to the risk committee on environmental and social risk management, including climate-related risks and potential social impacts across major risk categories.
The corporate governance committee is responsible for overseeing the bank’s alignment with its purpose and the bank’s performance and reporting on corporate responsibility for environmental and social matters, including climate. The committee receives annual updates from senior management on the bank’s sustainability strategy, including as it relates to climate, in addition to quarterly updates on matters such as the bank’s sustainability and climate reporting and performance and international trends and standards in corporate disclosure of sustainability matters. The board also is assisted by the human resources committee, which reviews the bank’s diversity, equity and inclusion strategy and initiatives; actions related to colleague health, safety and well-being; and compensation-related activities, including the impact of ESG on SET compensation. The bank’s environmental, social and governance reporting is available at www.td.com/esg.
Succession Planning and Talent Management
At TD, the cornerstone of our talent management agenda is the Talent Review program, which focuses on the assessment and development of senior talent as well as succession planning for senior and key roles within the organization. This enterprise program provides insight into the capability and depth of our leadership bench, and the health of succession plans across senior roles.
The human resources committee provides oversight of succession planning, including the review and approval of the succession plans for senior officer positions and heads of control functions. As part of this responsibility, the human resources committee reviews plans for the development of senior officers of the bank and reviews and confirms, at least annually, the organizational structure of the senior management positions of the bank. In addition, the human resources committee conducts ongoing reviews of the CEO succession plan and recommends such plan to the board for approval.
Over the course of the year, the board reviews and discusses succession plans for the CEO, senior executive positions and the heads of control functions to satisfy itself that the senior leadership team is identifying potential succession candidates, monitoring development plans for those identified candidates and fostering management depth by rigorously assessing candidates for other senior positions. The board takes a systematic approach to interacting with senior leaders who are high potential, newly appointed, and representative of key talent segments and critical functional capabilities.
TD’s talent management practices enable a constant view of leadership strength for various time horizons and in unplanned situations, with consideration to versatility and diversity. Building an effective pipeline of capable resources through the implementation of regular talent reviews and focused executive development plans supports both individual development and the achievement of business strategies.
Communication
The corporate governance committee must satisfy itself that the bank communicates effectively — both proactively and responsively — with shareholders and other key stakeholders (such as employees, customers, regulators and communities). The bank’s Disclosure Policy (www.td.com/governance/other_policies.jsp) describes the bank’s commitment and obligations regarding the timely, accurate and balanced disclosure of all material information to a broad audience. The corporate governance committee periodically reviews the Disclosure Policy and annually receives a report from management, including members of the disclosure committee, on the policy, on the design and operation of related disclosure controls and procedures, and on any disclosure issues that may have arisen in the past year.
The board or appropriate committees also review and/or approve key disclosure documents, such as the bank’s quarterly and annual MD&A and financial statements, annual report, annual information form, and management proxy circular.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   97

Measures for Receiving Stakeholder Feedback
Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events such as the annual shareholders’ meeting. The chief financial officer, the Head of Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank’s approach to executive compensation, corporate governance, long-term strategic positioning and corporate responsibility for environmental and social matters.
Shareholders may contact TD Shareholders Relations at tdshinfo@td.com and may also communicate directly with the bank’s independent directors through the Board Chair (contact information is provided on page 117 of this circular or visit www.td.com/investor-relations/ir-homepage/contact.jsp). In addition to any timely reporting, the corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.
The bank is committed to proactive, open and responsive communications with shareholders and other interested parties. The bank recognizes the importance of engagement of directors with shareholders on areas core to the board’s mandate and has developed an internal guideline to support such engagement. As part of that commitment to shareholder engagement and subject to the Board Chair’s approval and guidance, the bank’s directors periodically extend invitations to, and respond to invitations from, certain shareholders and governance stakeholders to meet to discuss the bank’s approach to executive compensation, ESG matters, long-term strategic positioning and other areas of interest to shareholders core to the board’s mandate. In addition, shareholders are annually provided with an opportunity to vote for or against an advisory resolution on the bank’s approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. The board and its human resources committee will take the results of this advisory vote into account, when considering compensation policies, procedures and decisions. Management and the corporate governance committee also carefully consider shareholder proposals received by the bank, as well as feedback and communications from recognized governance groups in Canada, and provide regular opportunities for shareholders to communicate with management and the board. The corporate governance committee also receives reports on the results of the annual meeting of shareholders and considers commentary provided by shareholders about their voting decisions. All of these inputs guide governance considerations.
Internal Controls and Management Information Systems
The board oversees, and monitors the integrity and effectiveness of, the bank’s internal controls and management information systems. The board also oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process, the board also satisfies itself that the bank’s financial reporting and financial control systems are designed and operating appropriately. Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies — Controls and Procedures” in the bank’s 2023 MD&A.
The bank maintains a program for raising conduct and ethics concerns, which provides employees and members of the public worldwide with open and effective communication channels to report complaints or concerns regarding accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. This program includes an anonymous reporting channel, the TD Conduct and Ethics Hotline, through which any individual worldwide can raise a concern to TD. The audit committee monitors reports regarding accounting, internal accounting controls and auditing matters. A description of the program including the Conduct and Ethics Hotline is available at https://www.td.com/ca/en/about-td/corporate-profile/td-conduct-and-ethics-hotline.
POSITION DESCRIPTIONS
The corporate governance committee annually reviews the board-approved written Position Description for Directors, Charter of the Board Chair, and Charter for Committee Chairs and recommends amendments if required. These documents are available at www.td.com/governance/charters.jsp. The human resources committee also annually reviews and approves a written Position Description for the Group President and CEO. In addition, the human resources committee reviews the mandates applicable for all senior leadership roles (rank of or equivalent to group head or higher and other key positions as determined from time to time).
98   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

ORIENTATION AND CONTINUING EDUCATION
Orientation
The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors.
The bank’s director orientation program is comprised of several components, including:
1.
Each new director receives a set of orientation reference materials tailored to their unique background, experience and expected committee responsibilities. Reference materials include, among other things: the bank’s key governance policies and guidelines; information about board and director evaluation processes; board and committee charters; board and relevant committee minutes for the previous year; and business and strategic materials;

2.
Each new director participates in comprehensive education sessions at which the CEO or other members of the executive management team present and answer questions on how the bank is managed, its business and control functions, strategic direction, capital and liquidity management, finance, internal audit, human capital management, information technology, marketing/digital, environmental, social and governance matters, the regulatory environment, directors’ responsibilities, and other significant issues and key risks the bank faces;

3.
New directors meet with the CEO and the Board Chair and the chair of each committee the director is joining; and

4.
New directors are assigned a “mentor” director for the director’s first year to answer questions and provide contextual information to better understand materials, presentations and processes.

Continuing Education
The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities.
All directors are expected to continuously deepen their knowledge of the business of the bank, relevant trends in business and industry, and the regulatory environment in which the bank and its subsidiaries operate. Presentations are regularly made to the board on different aspects of the bank’s operations, and periodically on topical areas, to assist directors in fulfilling their responsibilities. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and in some cases by external presenters.
Directors are canvassed on specific topics, emerging trends and best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. All non-management board members are expected to participate in sufficient continuing education to be effective in their roles.
The continuing education program for directors provided by the bank includes:
•
in-depth sessions (“deep dives”) as well as an annual two-day board strategy meeting on different business, economic, enterprise and regulatory topics. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities);

•
optional director orientation sessions for directors in their second year of service;

•
complete access to management to become and remain informed about the bank’s businesses and for any other purposes that may help them fulfill their responsibilities;

•
informal board/executive interaction sessions for directors to meet additional members of senior management and the bank’s next generation talent;

•
enrollment in events and access to publications to enhance their knowledge of directors’ responsibilities and current governance trends;

•
regular presentations on different aspects of the bank’s operations;

•
periodic presentations and reports summarizing significant regulatory and market developments;

•
opportunities to visit various operational sites;

•
access to regularly updated learning and development materials on the board portal, curated against five areas of focus: economic and competitive landscape; strategy and business model; technology and innovation; legal and regulatory; and risk; and

•
reimbursement of expenses for external education sessions as applicable, which they are encouraged to attend.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   99

DIRECTOR EDUCATION SESSIONS — FISCAL 2023
Date	Sessions 2023	Attendance
Regularly	Integration Updates – TD Cowen	Board / Committees
	Environmental, Social and Governance (“ESG”) Matters	Board / Committees
	Strategy and Corporate Development Updates	Board
	Economic Updates	Board
	Key Business Risks and Challenges	Risk
	People Strategy Updates	HRC
	Internal Controls Updates	Audit
	Enterprise Regulatory Compliance Management Updates	Audit
Q1	ESG Strategy Update	Board
	IFRS 17 Update	Audit
	Financial Consumer Protection Framework Implementation Update	CGC
	ESG — Financed Emissions Targets	CGC
	Fair Pay Update	HRC
Q2	Implications of U.S. Bank Failures	Board
	ESG — Responsible Resource Use	Board
	Financial Consumer Agency of Canada	Audit
	AML Technology Update	Audit
	Credit Risk Update	Risk
	Fraud Risk Management	Risk
	Climate Risk Management Update	Risk/Audit
	Technology and Cybersecurity Risk	Risk/Audit
	Diversity and Inclusion Update	HRC
	Next Evolution of Work Update	HRC
Q3	Talent and Workplace Strategy Outlook	Board
	Responsible Artificial Intelligence and ChatGPT	Board
	Interest Rate Risk Management	Board
	Insider Risk Management Update	Risk
	Model Risk and Artificial Intelligence Update	Risk
	Market and Liquidity Risk Review	Risk
	Benchmark Rate Reform	Risk
	Culture Framework Update	HRC
Q4	Contact Center Update	Board
	Marketing Strategy	Board
	Payments Strategy	Board
	Platforms and Technology Update	Board
	Annual Cybersecurity Program Update	Board
	Anti-Financial Crimes Regulatory Environment	Board
	Emerging Audit Topics	Audit
	Data Governance Update	Risk/Audit
	AML Program Enhancements	Risk/Audit
	Risk and Control Event Identification Framework	Risk
	Balance Sheet Management Update	Risk
	Operational Resilience	Risk
	Talent Updates	HRC
ETHICAL BUSINESS CONDUCT
As a responsible business enterprise and corporate citizen, the bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism.
While reaching the bank’s business goals is critical to its success, equally important is the way these goals are achieved. The board believes the bank’s success is based on a culture of integrity which starts with the “tone at the top”. As set out in its charter, the board relies on and holds Senior Management accountable for implementing and enforcing the board-approved policies, setting the tone at the top as it relates to integrity and culture, status, incentives, talent, and communicating and reinforcing the compliance culture throughout the bank. The board expects the highest level of personal and professional integrity from the CEO, other executive officers and all employees.
100   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

The board and its committees oversee the culture of integrity or “tone at the top” established by the CEO and Senior Management and adopted and reinforced throughout the bank, including compliance with the bank’s policies and procedures for ethical personal, business and market conduct. These policies and procedures include the Code, the Culture Framework, the Conduct Risk Management Policy, and the Anti-Bribery and Anti-Corruption Policy. The corporate governance committee receives regular reports from management discussing the various policies and governance structures that support this important oversight function.
The corporate governance committee keeps abreast of the latest regulatory requirements, global emerging trends and guidance in corporate governance, and updates the board on corporate governance issues, as necessary. The corporate governance committee also oversees the status and effectiveness of the bank’s conduct risk management program, including receiving reports on any potential conduct risk trends, and provides regular updates to the board.
Code of Conduct and Ethics
The Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on www.sedarplus.ca and www.sec.gov, and is also available to shareholders at www.td.com/governance/other_policies.jsp or by contacting TD Shareholder Relations via the contact information on page 117 of this circular.
The Code establishes the standards that govern the way directors and employees deal with each other, as well as with shareholders, customers, governments, regulators, suppliers, competitors, the media and the public at large. Within this framework, all directors, officers and employees are expected to exercise good judgment and be accountable for their actions. All directors and employees are required to review and complete training on the contents of the Code and attest to their ongoing compliance with the Code annually.
The corporate governance committee annually reviews the Code and oversees compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of any director or executive officer of the bank. In fiscal 2023, there were no such waivers sought or granted. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the corporate governance committee by the human resources department or the conduct risk team. An annual report is submitted by the chief human resources officer to the corporate governance committee on the attestation process confirming the completion of Code training and attestation activities. Employees are required to report any suspected violations of the Code immediately to TD and various internal reporting channels are outlined in the Code under “Reporting Violations”. The human resources committee receives a report annually on the impact of risk and control related events, including Code violations on individual compensation and continuing employment of executives. Employees who may be uncomfortable using these internal channels can report possible violations anonymously through the TD Conduct and Ethics Hotline as described under “Internal Controls and Management Information Systems” above in this Schedule A. The audit committee oversees that concerns or complaints relating to questionable accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.
Insider Trading Policies
Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the bank trading accounts in which these individuals hold securities. All officers and employees covered by the bank’s insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house or at an approved financial institution. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the “2023 Performance and Compensation” section of this circular) are required to pre-clear any securities trade with the bank’s compliance department and are subject to periods when trading is restricted. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).
Director Conflict of Interest
Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. In addition to their annual questionnaires to determine independence (discussed above), directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest, so that any potential conflicts can be identified. In general, each director is individually responsible for reporting any potential or actual conflict of interest between them and the bank to the corporate governance committee, and for providing the committee with any additional information it may request. The committee will determine an appropriate course of action with respect to any such director. Where a director’s potential or actual conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   101

corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer their resignation.
BOARD COMPOSITION, DIRECTOR NOMINATIONS AND BOARD RENEWAL
Board Size

In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussions, while at the same time offering adequate representation to meet the competency and diversity needs of board and committee work in the context of the bank’s business and operating environment.

The board is required to have at least seven directors under the Bank Act(1). The exact size of the board is set by directors’ resolution prior to each annual shareholders’ meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders’ meetings.
Approach and Process

The board strives to be constituted of directors with the right mix of experience, expertise and diverse perspectives to enable the board to carry out its wide-ranging responsibilities. The board balances the need for a fresh perspective with the broad experience needed to oversee a complex, multi-national banking enterprise.

The corporate governance committee recommends to the board for approval criteria for the composition of the board, regularly assesses the board’s succession and renewal plans in light of such criteria, and satisfies itself that the directors of the bank, taken as a whole, have the competencies relevant to the opportunities, risks, culture and ethics, and long-term strategy of the bank. In identifying individuals qualified to become candidates, the committee invites suggestions from other directors and management, and it often engages independent consultants. The chair leads the process and the CEO is included with a number of directors in the interview process. The bank maintains an evergreen list of potential director candidates. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy.
The corporate governance committee satisfies itself that prospective candidates fully understand the board and its committees and the contributions expected of individual directors. The corporate governance committee assesses the personal attributes, competencies and experience of each candidate to determine that they will be able to make an effective contribution to the work of the board. Upon the recommendation of the corporate governance committee, the board annually recommends the director nominees to shareholders, who may vote separately on each nominee at the annual shareholders’ meeting. The nominees identified in the “Director Nominees” section of this circular were recommended to the board by the corporate governance committee.
In addition to other avenues for sourcing potential board candidates, from time to time the bank receives and considers unsolicited nominations. Such nominations should be addressed to the Board Chair at the address provided in the “Shareholder Inquiries” section of this circular. The Chair will bring to the attention of the corporate governance committee any unsolicited nominations that, in the Chair’s opinion, merit consideration by the committee.
Competencies and Skills/Experience Matrix

The board is composed of members with a broad spectrum of competencies (e.g., skills, educational backgrounds, experience and expertise from a range of industry sectors and geographies) that reflect the nature and scope of the bank’s business. All of the directors have significant expertise in executive leadership, and governance.

(1)
If shareholders do not ratify a proposed by-law amendment relating to the minimum number of directors, the minimum number of directors will be 12. See page 11 of the management proxy circular for details of the proposed by-law amendment.

102   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

The corporate governance committee uses the following matrix to assess the collective skill and experience profile of the director nominees it recommends to the board taking into consideration the bank’s strategy, opportunities, risk profile and overall operations:

•
Executive Leadership in a large, complex organization

•
Financial Services

•
Insurance

•
Risk Management

•
Talent Management & Executive Compensation

•
Audit/Accounting

•
Capital Markets/Treasury

• Environmental, Social and Governance • Government/Public Affairs • Legal/Regulatory • Marketing/Digital/Data • Technology Management and Information Security • Operational Excellence
On an annual basis, the corporate governance committee reviews the matrix to confirm that it continues to reflect the most relevant skill and experience competencies that the board needs to address its many responsibilities and long-term strategy of the bank. Directors annually self-assess their skills and experiences against the above listed competencies required by the board to discharge its responsibilities.
Each director nominee’s key competencies are listed in the charts under the “Director Nominees” section of this circular.
Diversity

The board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, which is in keeping with the bank’s commitment to diversity, equity and inclusion at all levels of the bank’s workforce.

As set out in the bank’s Board Diversity Policy, when identifying qualified candidates for the board, the CGC considers diversity criteria reflecting the communities TD serves and in which it operates, including diversity in skills, regional and industry experience, gender, age, race, cultural background and other attributes, while recognizing that the board is comprised of a limited number of individuals. The CGC also may engage recruitment firms to identify a diverse range of potential candidates. As well, the board’s annual self-evaluation process includes an assessment of the board’s mix of members, skills, experience, diversity and other characteristics. The board has established a goal(2) that women and men each comprise at least 30% to 40% of the board’s directors. This year, women comprise 47% (7 of 15) of all director nominees. In addition, 67% (10 of 15) of all director nominees voluntarily self-identified as a visible minority(3), an Indigenous person(4), 2SLGBTQ+(5), or a person with a disability(6). This includes 40% (6 of 15) who self-identified as a visible minority or an Indigenous person.
The bank also sets goals for representation of women and other diverse groups at the bank’s senior management levels. Each business within the bank monitors its respective progress against these goals on at least a quarterly basis. In 2021, the bank introduced a goal to reach 45% representation of women in roles titled vice president and above in Canada by 2025. In 2020, the bank also introduced a goal to increase combined Black, Indigenous and minority representation across executive roles titled vice president and above in North America to 25% by 2025, with specific focus on efforts to increase Black and Indigenous representation. To further these goals, the bank invests significant resources in diversity and talent initiatives to support the development and advancement of its employees. As of October 31, 2023, women comprised 41.6% of all roles titled vice president and above in Canada, and 30.8% (4 of 13) of SET members. The bank is also on track to deliver on its broader goal to achieve 25% Black, Indigenous and minority representation in VP+ executive roles across North America by 2025. As of October31, 2023, combined Black, Indigenous and minority representation at these levels was at 24.3%.Additional information about TD’s diversity, equity and inclusion activities and progress will be included in the bank’s 2023 Sustainability Report, scheduled for release in March 2024.
Proxy Access Policy
Under the bank’s proxy access policy, qualifying shareholders may submit one or more director nominations to be included in the bank’s proxy circular and form of proxy and ballot for the annual shareholders’ meeting.

(2)
The bank’s representation goals are aspirational. All nomination, appointment, hiring and other employment decisions are made on a non-discriminatory basis, consistent with applicable laws.

(3)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than an Indigenous person.

(4)
“Indigenous person” is defined as First Nations, Inuit, Métis, American Indian, Alaska Native, Native Hawaiian or other.

(5)
“2SLGBTQ+” is defined as a member of the Two Spirit, Lesbian, Gay, Bisexual, Transgender, Queer, Plus community.

(6)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   103

The key elements of this policy are that: (a) nominating shareholder(s) must collectively meet an ownership threshold of 5% of the common shares of the bank; (b) common shares equal to the minimum ownership threshold must have been held by the nominating shareholder, or each member of the group, continuously for at least three years and the nominating shareholder(s) must have full voting and economic rights in the shares; (c) the nominating shareholder group may not be larger than 20 shareholders, with funds under common management generally counting as one shareholder; and (d) the number of proxy access nominees in the proxy circular for a shareholders’ meeting may not exceed 20% of the board’s size.
The bank will include the names of the person(s) nominated by shareholders in its proxy circular in a manner that clearly sets out the choices available to shareholders and the board’s recommendations. The names of the proxy access nominees will also be included in the bank’s form of proxy and ballot, on the same or next page as the nominees recommended by the board, separated and labeled with the board’s recommendation. In addition, the bank will include a statement by the nominating shareholder(s) in the proxy circular in support of the election of the proxy access nominees of up to 500 words, plus biographical information about the proxy access nominees required to be included in the proxy circular.
The ownership threshold of 5% of common shares of the bank that is contained in the bank’s proxy access policy is the minimum threshold currently permitted by the Bank Act. The bank will revisit this 5% threshold with a view to reducing it to 3% if and when the Bank Act is amended to permit such lower threshold.
Assessments
The board annually evaluates the effectiveness of the board and its chair, its committees and their chairs, individual directors, and the CEO.
The corporate governance committee is responsible for establishing an effective evaluation process and engages the expertise of an independent consultant to assist in the design of the feedback surveys and to facilitate the review and consultation process. The board’s approach to the feedback process is meant to be constructive and to assist the corporate governance committee in determining whether the right programs are in place for continuously improving directors’ functioning and effectiveness. To provide a 360° view, in the case of the assessment of the board, the Board Chair and the CEO, senior executive management members are asked to participate in the feedback process. The chart below outlines the feedback process.
Annual Assessments	Participants	Process
Board Feedback	All directors and select executives
•
Participants complete a comprehensive feedback survey on board effectiveness and performance.

•
Feedback is sought on a variety of matters, including what the board could do differently, what the board’s priorities should be in the coming year, execution of the bank’s strategy, oversight of the bank’s risk appetite, and overall effectiveness of communications between the board and senior management.

•
Responses are submitted to an independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair to identify key themes and possible actions.

•
The Board Chair leads a discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board priorities for the coming year to address any development opportunities highlighted by the survey results.

•
The Board Chair then leads a discussion with the board on the results and proposed priorities of the board for the coming year, including whether any changes to the structure or composition of the board or its committees may be appropriate. The board priorities for the coming year are then approved by the board.

Individual Director Feedback	All directors
•
The Board Chair has one-on-one discussions with each director.

•
The Board Chair first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees and other directors.

•
The Board Chair then meets with each director to provide individual feedback.

Committees and Committee Chairs Feedback	All committee members
•
Participants complete an assessment survey on the effectiveness and performance of the committees on which they sit and the chairs of those committees.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with each Committee Chair.

104   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Annual Assessments	Participants	Process

•
Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the survey results, and then reviews the results and committee-approved objectives with the board. The senior executive(s) supporting each committee are invited to participate in a portion of the session.

Board Chair Feedback	All directors and select executives
•
As part of a comprehensive board feedback survey, participants are asked to assess and comment on the Board Chair’s performance.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The chair of the human resources committee leads an in-camera discussion with the board (with the Board Chair absent) and meets with the Board Chair to provide feedback and develop objectives for the coming year.

•
These objectives are reviewed and recommended by the corporate governance committee and approved by the board.

Chief Executive Officer Feedback	All directors and select executives
•
As part of the annual board feedback survey, participants are asked to assess and comment on the CEO’s performance. To aid in this assessment, all directors receive a copy of the CEO’s self-assessment of performance against the corporate goals and objectives agreed to by the CEO and the board at the beginning of the year.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair and the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The Board Chair, together with the chair of the human resources committee, leads an in-camera discussion of the results with the human resources committee and then with the board (with the CEO absent), and meets with the CEO to provide feedback.

•
The CEO’s corporate goals and objectives, which include performance indicators and key milestones relevant to the CEO’s compensation, are reviewed and recommended by the human resources committee and approved by the board.

Throughout the year, the corporate governance committee monitors the implementation of the action plans addressing the board priorities and each committee monitors its own activities to address the development opportunities it has identified through the assessment. The corporate governance committee also monitors the implementation of action plans by the Board Chair and the board’s committees in light of their respective objectives. Input from the board feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders’ meeting.
The corporate governance committee identifies any recurring themes across committees and oversees the continued improvement in board and committee processes for agenda time management, presentations and continuing education opportunities.
Term Limits Policy

The Board’s Term Limits, combined with director independence assessments and the board evaluation process, assist the board in identifying effective and independent-minded directors to nominate for election, and in conducting succession planning which balances the goal of bringing new perspectives and diversity to the board with an appropriate degree of continuity and adequate opportunity for the transition of board roles and responsibilities.

The bank’s Corporate Governance Guideline provides that directors may serve on the board for up to 10 years, subject to receiving solid annual performance assessments and being annually re-elected by shareholders. On the recommendation of the corporate governance committee, the board may extend that limit by up to a further five years. The board may also, on recommendation of the corporate governance committee, waive the term limits for the directors, the Board Chair and the Committee Chairs if it is in the best interest of the bank to do so. In addition, the Board Chair may serve a five-year term after initial appointment as Board Chair, regardless of the number of years served as a director. Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as they hold such office.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   105

Other Considerations

All directors are expected to meet the highest ethical and fiduciary standards, apply sound judgment, be knowledgeable, inquisitive and ready to engage in constructive challenge about the issues facing the bank, and be committed to the board and the bank.

The composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors (www.td.com/governance/charters.jsp). Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy.
The corporate governance committee also considers each nominee’s ability to make a contribution to the board, including whether they can devote sufficient time and resources to their duties as a board member. Directors must be committed to attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is taken into consideration in the nomination process.
Election of Directors and Majority Voting Policy
The bank’s Majority Voting Policy states that, if a director nominee in an uncontested election receives from the common shares voted at the meeting or by proxy a greater number of shares withheld than shares voted in favour of their election (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), they must immediately tender their resignation to the Board Chair. The corporate governance committee and the board will expeditiously consider the director’s offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders’ meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders their resignation pursuant to this policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender their resignation in accordance with this policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director’s resignation is accepted, including appointing a new director to fill the vacancy. This policy does not apply to a contested election of directors, that is, where the number of nominees, including proxy access nominees, exceeds the number of directors to be elected.
COMPENSATION GOVERNANCE
Director Compensation
The corporate governance committee reviews director compensation to satisfy itself that it is appropriate within the market and aligns directors’ and shareholders’ interests. The board determines the amount and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in the “Director Compensation” section of this circular.
Executive Compensation

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value over the long-term. The bank’s executive compensation program is overseen by the board and its human resources committee and is fully described in the “Approach to Executive Compensation” section of this circular.

The human resources committee, with the benefit of advice from its independent advisor, Hugessen Consulting Inc., reviews and approves, or recommends to the board for approval, the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the “2023 Performance and Compensation” section of this circular, other members of the senior executive team, heads of control functions, and the 50 highest-paid employees across the bank. The human resources committee also approves aggregate compensation awards under all executive compensation and equity plans, and has oversight accountability for all material employee compensation plans. The human resources committee also reviewed the executive compensation disclosure in this circular before it was approved by the board. The bank has adopted certain policies and processes that align with best practices such that risk is appropriately considered in compensation plans, including:
106   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

•
at year end, the CRO presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and whether any adjustments to maturing deferred compensation are appropriate;

•
any material changes to the plan design for material compensation plans must be reviewed and endorsed by a challenge committee and subsequently by the CRO to confirm that the design does not create an incentive for risk-taking beyond the bank’s risk appetite;

•
all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•
the human resources committee has discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•
the human resources committee has discretion to reduce or cancel unvested deferred compensation;

•
a comprehensive clawback feature that can be triggered by misconduct, a restatement of financial results, or a material error is included in all executive compensation plans; in addition, all equity awards granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct, and a new incentive compensation clawback policy was implemented in October 2023 in compliance with the New York Stock Exchange Listed Company Manual;

•
a significant portion of compensation for all executives is awarded as equity which vests after a minimum of three years; and

•
share ownership requirements including post-retirement holding requirements for the most senior executives, including two years post-retirement for the CEO and one year for the other named executive officers.

Information on the human resources committee’s independent advisor can be found in the “Independent Advisors” section of the “Report of the Human Resources Committee”.
CEO Compensation
The board annually assesses the CEO’s performance against pre-defined corporate goals and objectives. With the benefit of advice from its independent advisor, the human resources committee recommends the CEO’s salary, annual cash incentive and equity compensation to the board for approval. The CEO’s evaluation includes the results of a comprehensive 360° assessment process that incorporates feedback from all board and SET members. The assessment includes consideration of performance against the goals and short- and medium-term objectives agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague and environmental, social and governance objectives. For a detailed analysis of the CEO’s compensation in fiscal 2023, see the “CEO Compensation” section of this circular.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   107

BOARD COMMITTEES

The board has four committees: audit, corporate governance, human resources, and risk. More information on these committees can be found above in “Report of the Human Resources Committee” and below in the “Reports of the Board of Directors and Committees” sections of this Schedule A.

The board fulfills its role directly and through committees to which it delegates certain responsibilities. The composition requirements for each of the board’s committees are set out in their respective charters. The board approves the composition of each committee on the recommendation of the corporate governance committee, and can remove members. In recommending membership on committees, the corporate governance committee constitutes each committee with directors with the right mix of experience, expertise and diverse perspectives to enable the committee to carry out its responsibilities. Each independent director should serve on at least one committee each year. The corporate governance committee is composed of the Board Chair and the chairs of the audit committee, risk committee and human resources committee. Each committee may conduct all or part of any meeting in the absence of management. Each committee includes such in-camera sessions on its meeting agendas. For example, the audit committee meets on its own as well as separately with each of the CEO, chief financial officer, general counsel, chief auditor, chief risk officer, chief compliance officer, chief anti-money laundering officer and shareholders’ auditor at each of its regularly scheduled quarterly meetings.
Each committee reviews its charters annually to satisfy itself that it is operating effectively. Each committee establishes annual objectives as a focus for its core responsibilities and activities and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available at www.td.com/governance/charters.jsp.
REPORTS OF THE BOARD OF DIRECTORS AND COMMITTEES
The board and its committees regularly review the bank’s governance policies and procedures to be sure they meet or exceed evolving regulatory and market expectations. The reports of the board and its committees below are all as at October 31, 2023.
REPORT OF THE BOARD OF DIRECTORS
The board’s activities are conducted in accordance with the responsibilities set out in the board’s charter (see “Board Mandate” in this Schedule A for details). The board is satisfied that it has fulfilled its responsibilities in fiscal 2023.
Strategy
•
Reviewed, provided input on and approved the bank’s 2024 integrated plan, including the long-term strategic plan and the financial, capital and liquidity plans, in keeping with the bank’s purpose.

•
Evaluated the top and emerging risks, including regulatory risk, fraud risk and competitive, economic and geopolitical dynamics, and the programs implemented to address them.

•
Evaluated organic and acquisition growth opportunities, strategic opportunities, and emerging capabilities as well as investments in, and implementation of, platforms and technologies to deliver customer experience leadership across digital, branch/store and all other distribution channels, to support the bank’s long-term strategy.

•
Reviewed the bank’s digital, technology and cybersecurity programs, including the use of the cloud.

•
Considered the implications of the evolving regulatory environment for each segment strategy, as well as the workplace and operating environment, changes in consumer behaviour and expectations, and the competitive landscape.

•
Reviewed progress related to the bank’s ESG strategies, priorities and programs, including with respect to the bank’s introduction of its new Sustainable & Decarbonization Finance Target.

•
Monitored the bank’s inorganic growth strategy and initiatives, including the integration of TD Cowen (formerly Cowen Inc.) to accelerate the bank’s long-term growth strategy.

•
Received an education session and updates on the key benefits of, and controls surrounding, responsible artificial intelligence (AI) and ChatGPT.

•
Regularly engaged management in constructive dialogue regarding the impact strategic decisions could have on the bank’s growth and long-term value, and provided appropriate challenge and guidance to management.

108   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Risk Management
•
Upon the recommendation of the risk committee, approved the bank’s risk appetite statement and monitored adherence.

•
Reviewed the bank’s enterprise-wide stress testing program and its output, including predicted impact of the stress scenarios on the bank’s capital and earnings.

•
Reviewed the bank’s cybersecurity program, including threat readiness and resilience, and toured the bank’s Fusion Center to monitor the bank’s multi-layered defence program to respond to potential cyber-attacks.

•
Considered the implications of U.S. bank failures, including market reaction, potential credit impacts and enhancements in the bank’s risk and control practices and governance structures.

•
Received regular reporting from the audit and risk committees on the bank’s enhancements to its Bank Secrecy Act/anti-money laundering compliance program.

•
Received regular reporting from the corporate governance committee on oversight of the bank’s conduct risk program.

Succession Planning and Talent Development
•
Reviewed the bank’s ongoing succession planning and talent management strategy overall and development plans for key leadership roles.

•
Received updates on the bank’s enterprise culture oversight program.

•
Reviewed reports on colleague engagement and development, including updates on the bank’s people strategy.

Financial Reporting
•
On the recommendation of the audit committee, approved the bank’s interim and annual consolidated financial statements, management’s discussion and analysis, and the earnings news releases on quarterly and annual results.

Operations
•
Considered the risks facing the bank’s various businesses and regularly evaluated plans and progress to address critical operational risks with management.

•
Received regular reporting from the bank’s chief risk officer and executive leaders on the bank’s enhancements to its risk and control processes.

•
Focused on the continued progress of initiatives to reduce costs and manage expenses in a sustainable manner and to achieve enhanced customer experiences and greater operational and project delivery excellence.

Board Succession
•
On the recommendation of the corporate governance committee, appointed Mr. Alan MacGibbon as board chair effective February 1, 2024. The board also appointed Mr. John MacIntyre, Chairman of Birch Hill Equity Partners, and Mr. Keith Martell, former president and chief executive officer of First Nations Bank of Canada (“FNBC”) to the board of directors. Further details are included in the “Report of the Corporate Governance Committee” in this circular.

The reports of the board’s committees, outlining their key charter responsibilities and highlighting their key activities and accomplishments for fiscal 2023, are provided in this circular. Detailed disclosure of the bank’s corporate governance policies and practices are set out above in this Schedule A. Additional information relating to corporate governance at the bank is also available at www.td.com/governance.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   109

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
Committee Members (at fiscal year-end)
Brian M. Levitt (chair); Amy W. Brinkley; Karen E. Maidment; and Alan N. MacGibbon
Independence The committee is composed entirely of independent directors	Meetings 7 during fiscal 2023	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2023
Responsibilities
The corporate governance committee, chaired by the Board Chair, is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank’s corporate governance practices and standards. The committee’s main responsibilities, as set out in its charter, include:
•
identifying individuals qualified to become board members and recommending to the board the director nominees for the next annual shareholders’ meeting and recommending candidates to fill vacancies on the board that occur between meetings of the shareholders;

•
developing and recommending to the board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the bank;

•
satisfying itself that the bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public;

•
overseeing the bank’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility for environmental and social matters;

•
providing oversight of enterprise-wide conduct risk and enterprise-wide complaints, and acting as the conduct review committee of the bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions;

•
overseeing the establishment and maintenance of policies in respect of the bank’s compliance with the consumer protection provisions of the Financial Consumer Protection Framework (FCPF); and

•
overseeing the evaluation of the board and committees.

The committee meets regularly without management present, and separately with the general counsel and with the chief compliance officer.
2023 Highlights
The committee reviewed a number of initiatives to carry out its mandate and further improve the bank’s governance practices and standards, including:
Oversight of Board Effectiveness
•
Monitored the effective operation of the board and its committees, including the allocation of activities between committees.

•
Reviewed the effectiveness of management reports to the board and committees and continued to enhance reporting to allow more time for meaningful discussion at meetings.

•
Conducted the annual assessment of the board, its committees and their chairs, and of individual directors.

Board and Committee Composition
•
Continued to develop Board succession and candidate pipeline.

•
In 2023, the committee extensively reviewed issues related to near- and long-term succession planning for the board and the roles of the board chair and committee chairs. Of note, the committee recommended that the board appoint Mr. Alan MacGibbon as board chair. His appointment became effective February 1, 2024. As Board Chair, Mr. MacGibbon also became the chair of the corporate governance committee. The committee recommended Ms. Nancy Tower to succeed Mr. MacGibbon as Chair of the Audit Committee. Ms. Tower’s appointment became effective December 1, 2023 after serving alongside Mr. MacGibbon since June 2022. The committee also recommended that Mr. Claude Mongeau become Chair of the Human Resources Committee to succeed Ms. Karen Maidment, who will reach her Chair term limit following the bank’s annual meeting on April 18, 2024.

110   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Board and Committee Composition (continued)
•
During the 2023 fiscal year, the committee recommended that the board appoint John MacIntyre, Chairman of Birch Hill Equity Partners, and Mr. Martell, former president and chief executive officer of First Nations Bank of Canada (“FNBC”) as new directors. For further information about the competencies and personal attributes of Mr. MacIntyre and Mr. Martell, see the “Director Nominees” section of this circular.

•
Oversaw a comprehensive director orientation process for the bank’s new directors and received a report on the effectiveness of the director continuing education program.

•
Reviewed the director skills/experience matrix to satisfy itself that it continues to reflect the most relevant skills, experiences and competencies.

Purpose and Environmental, Social and Governance Matters
•
Received updates on the bank’s ESG strategy, reporting and performance.

•
Received updates on setting and operationalizing the bank’s social strategy and progress on net-zero targets and related disclosures.

•
Monitored stakeholder feedback, evolving industry standards and governance developments.

•
Reviewed an annual calendar of proposed ESG-related presentations for the board and its committees.

Shareholder Engagement	• Oversaw engagement by directors and management with shareholders on a range of topics, including ESG-related matters.
Governance Developments	• Received reports on evolving regulatory practices, legislative changes and industry developments that may impact the bank’s own governance practices.
Oversight of Conduct Risk, Ethical Behaviour and Enterprise Complaints
•
Received regular reports from Enterprise Conduct Risk including a review of conduct risk metrics, founded Code breaches, and conduct risk complaints.

•
Received regular reports from Enterprise Customer Experience and Insights, including the Senior Customer Complaints Office, on the bank’s customer complaints, operational metrics and related action plans.

•
Received regular reports from the bank’s chief compliance officer, including on the bank’s compliance with the FCPF and the bank’s complaint-handling procedures.

•
Received updates on the implementation of the FCPF.

Regulatory Requirements and Supervisory Expectations for Boards of Directors	• Monitored that the committees of the board meet the oversight expectations of the bank’s regulators and supervisory authorities.
Subsidiary Governance
•
Reviewed the linkages between the bank’s board and the boards of directors of the bank’s U.S. bank holding companies and the bank’s U.S. banking subsidiaries, including management’s report on the effectiveness of the subsidiary governance control framework.

•
Received management’s report on global regulatory developments and legislative changes as well as internal corporate reorganizations impacting the bank’s subsidiaries.

REPORT OF THE AUDIT COMMITTEE
Committee Members (at fiscal year-end)
Alan N. MacGibbon* (chair); Brian C. Ferguson*; Keith G. Martell*; S. Jane Rowe*; Nancy G. Tower*; and Mary A. Winston* (*audit committee financial experts)
Independence The committee is composed entirely of independent directors	Meetings 9 during fiscal 2023, including 2 joint sessions with the risk committee (the shareholders’ auditor attended all meetings)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2023
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   111

Responsibilities
The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting, which includes overseeing the integrity of the bank’s financial controls and the effectiveness of the internal and external audit functions, compliance and anti-money laundering. Members of the committee are expected to be financially literate or willing and able to acquire knowledge quickly, and at least one member must be an audit committee financial expert, as defined in applicable regulatory requirements. The committee’s main responsibilities, as set out in its charter, include:
•
overseeing reliable, accurate and clear financial reporting to shareholders;

•
overseeing the effectiveness of internal controls, including internal control over financial reporting;

•
being directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor — the shareholders’ auditor reports directly to the committee;

•
receiving reports from the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer, and chief anti-money laundering officer, and evaluating the effectiveness and independence of each;

•
overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the bank’s compliance with the laws and regulations that apply to it; and

•
acting as the audit committee for certain subsidiaries of the bank that are federally-regulated financial institutions.

The committee meets regularly without members of management present, and separately with each of the shareholders’ auditor, the chief executive officer, the chief financial officer, the chief risk officer, the general counsel, the chief auditor, the chief compliance officer, and the chief anti-money laundering officer.
2023 Highlights
In carrying out its responsibilities, the committee particularly focused on the following initiatives:
Oversight of Internal Controls
•
Reviewed information with respect to key controls over financial reporting, testing of internal controls over financial reporting and the results thereof, and monitored key internal control issues, the associated risks, and the status of corrective actions. Areas of particular focus included:

–
Allowance and provision for credit losses

–
Fair value measurement of derivatives

–
Valuation of provision for unpaid claims

–
Measurement of provision for uncertain tax positions

–
Goodwill impairment assessments

•
Received regular updates from the finance function on key controls and processes to satisfy itself that financial reporting is reliable and accurate.

•
Reviewed the opinion of the chief compliance officer on the adequacy of, adherence to, and effectiveness of enterprise-wide regulatory compliance management controls.

•
Reviewed and approved Finance’s financial plan, including strategic priorities.

•
Reviewed and approved the annual internal audit plan, including the audit scope and related resourcing, and the risk assessment methodology to satisfy itself that the plan is appropriate, risk-based and is aligned with the risk profile of the bank and stakeholder expectations.

•
Received regular updates from the bank’s chief auditor on the status of audits, effectiveness, optimization and sustainability of key controls, and regulatory findings including those related to top and emerging risks, and enterprise-wide themes.

•
Received regular updates from the shareholders’ auditor on the status of their review and reporting relating to the effectiveness of the bank’s internal control over financial reporting.

112   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Oversight of Shareholders’ Auditor
•
Oversaw the work of the shareholders’ auditor, including review of audit plans, associated fees and their work related to areas of significant audit risk in accounts or disclosures that are material to the consolidated financial statements and involve especially challenging, subjective or complex judgments, including those related to the particular areas of focus for internal controls oversight as noted above.

•
Conducted an annual and periodic review of the shareholders’ auditor, including in respect of: the auditor’s independence and objectivity; quality of the engagement team and of its communications and interactions with the auditor; and quality of service provided. The committee concluded that the results of the annual and periodic review of the shareholders’ auditor were satisfactory.

•
Received updates on the action plans resulting from the annual and periodic review, including updates on the audit quality indicators incorporated into the 2023 auditor assessment report.

•
Reviewed and approved the shareholders’ auditor.

•
Reviewed the annual independence report of the shareholders’ auditor and recommended to the board for recommendation to the shareholders the appointment of the shareholders’ auditor.

•
Reviewed the 2023 Canadian Public Accountability Board (CPAB) Interim Inspections results.

•
Pre-approved all engagements with the shareholders’ auditor (including any audit and non-audit services).

•
Reviewed updates from the shareholders’ auditor on auditing and regulatory developments globally affecting auditors and their impact on the bank, including the shareholders’ auditor’s governance standards in audit quality.

Finance and IFRS, Financial Reporting
•
Oversaw the bank’s annual and quarterly financial reporting process, including the bank’s reporting under IFRS.

•
Received regular updates from the finance function on the bank’s significant accounting policies, significant qualitative and quantitative judgments in accounting policies and estimates, and significant changes to financial statement disclosures, including those related to the particular areas of focus for internal controls oversight as noted above.

•
Received updates on the internal controls and financial reporting relating to the acquisition of TD Cowen (formerly Cowen Inc.).

•
Received updates on various financial reporting matters and accounting changes, including progress updates on the implementation of IFRS 17 (“Insurance Contracts”).

•
Received regular updates from the General Counsel and Head of Tax on regulatory, legal and tax matters.

Compliance
•
Received updates on consumer protection compliance, including applicable regulatory developments.

•
Reviewed information with respect to compliance testing and monitoring matters, regulatory examinations, and ongoing regulatory updates.

•
Received regular updates regarding enhancements to the bank’s Regulatory Compliance Management program.

•
Received regular updates from the bank’s chief compliance officer and compliance unit executives on the effectiveness of key regulatory compliance management controls, top and emerging risks, and key regulatory issues.

•
Provided effective challenge on the approach and methodology of assessing compliance department effectiveness and reviewed and approved the compliance department’s annual plan.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   113

Anti-Money Laundering/ Terrorist Financing
•
Oversaw the execution and ongoing effectiveness of the anti-money laundering/anti-terrorist financing/economic sanctions/anti-bribery and anti-corruption program (AML program), including the related risk assessment.

•
Reviewed and approved the bank’s AML department annual plan, including the bank’s AML strategic priorities.

•
Received regular updates on the status of key initiatives (including those focused on data capabilities), operational performance and effectiveness, top and emerging risks and regulatory developments.

•
Received updates from the bank’s chief anti-money laundering officer and key executives on the bank’s enhancements to its U.S Bank Secrecy Act/anti-money laundering compliance program and the status of key projects to enhance the effectiveness of control environment procedures.

•
Jointly with the Risk Committee, received an education session from an external speaker on the current anti-financial crime regulatory landscape.

Resource and Talent Management
•
Reviewed succession plans, performance goals and assessments of effectiveness of the Chief Financial Officer, Chief Auditor, Chief Compliance Officer and Chief Anti-Money Laundering Officer.

•
Conducted and reviewed assessments of the effectiveness of the Finance, Internal Audit, Compliance and AML functions.

Legal & Regulatory Compliance	• Reviewed significant litigation and regulatory enforcement matters with the General Counsel.
For further information on the audit committee, see the discussion under the heading “Pre-Approval Policies and Shareholders’ Auditor Service Fees” in the bank’s 2023 annual information form (www.sedarplus.ca or www.td.com/investor/other.jsp).
114   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

REPORT OF THE RISK COMMITTEE
Committee Members (at fiscal year-end)
Amy W. Brinkley (chair); Cherie L. Brant; Colleen A. Goggins; David E. Kepler; Karen E. Maidment; Keith G. Martell; Nancy G. Tower; and Ajay K. Virmani
Independence The committee is composed entirely of independent directors	Meetings 9 during fiscal 2023 (including 2 joint sessions with the audit committee, 1 joint session with the human resources committee)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2023
Responsibilities
The risk committee is responsible for overseeing the management of the bank’s risk profile and approving enterprise-wide risk management frameworks and policies that support compliance with the bank’s risk appetite and reinforce the bank’s risk culture. The committee’s main responsibilities, as set out in its charter, include:
•
approving the Enterprise Risk Framework (ERF) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the bank is exposed;

•
reviewing and recommending the bank’s Enterprise Risk Appetite Statement for approval by the board;

•
overseeing the bank’s major risks as set out in the ERF;

•
reviewing the bank’s risk profile and performance against its Risk Appetite; and

•
providing a forum for analysis of an enterprise view of risk including consideration of trends, and current and emerging risks.

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present. The committee, together with the full board of directors, remain focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.
2023 Highlights
In carrying out its responsibilities, the committee particularly focused on the following initiatives:
Enterprise Risk Framework and Risk Appetite Process
•
Reviewed and approved the bank’s ERF, which continues to further integrate TD’s risk appetite statement across the enterprise, and enhance the bank’s risk culture and organizational understanding of how the bank views risk, its risk tolerances and escalation requirements.

•
Reviewed and provided input throughout the year on the updates and proposed enhancements to the bank’s risk appetite statement prior to recommending the revised risk appetite statement to the board for approval.

•
Reviewed Risk Management’s assessment of the bank’s risk performance against its risk appetite statement as a key consideration in the decision-making process for senior management compensation.

•
Oversaw the further enhancement of risk frameworks for several of the bank’s major risk categories.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   115

Governance, Risk and Control
•
Engaged in comprehensive presentations on cybersecurity, including updates on the evolving threat landscape, the impacts of current geopolitical events, enhancements to controls and third-party cyber risk management.

•
Reviewed management updates on technology; fraud risk; insider risk; market and liquidity risk; model risk and artificial intelligence (AI), including risks and controls with respect to generative AI; environmental, social and governance risks, including climate change; operational risk; people/talent risk; anti-money laundering risk; and third-party risk.

•
Received updates on the integration risk and governance structures relating to the acquisition of TD Cowen (formerly Cowen Inc.).

•
Reviewed and approved the bank’s recovery and resolution plans and received reporting on related testing activities.

•
Received reports and engaged in discussions with executives from each of the bank’s primary business segments covering the businesses’ growth strategies, and management’s oversight of key risks, challenges, and mitigating actions.

•
Reviewed and approved the delegation of risk and credit limits to management.

•
Received reports on the bank’s operational resilience programs.

Emerging Risks
•
Reviewed emerging risk updates in enterprise risk dashboard reporting and discussed, among other things, excessive inflation, rising interest rates and recession risk, operational resilience, geopolitical risks and strategic risks of the evolving landscape.

•
Received an education session from an external speaker on the current anti-financial crime regulatory landscape, including emerging trends, and related risk governance practices.

Risk Culture
•
Continued focus on ensuring the bank supports a culture which promotes accountability, escalating and promptly resolving issues, learning from past experiences, and encouraging open communication and transparency on all aspects of risk taking.

Risk Management Activities
•
Reviewed presentations on risk management activities, including reports on compliance with risk management policies and limits; regulatory updates; the results of enterprise stress testing to identify and assess bank-specific risks, inform risk tolerances and support strategic decisions; and an in-depth review of the bank’s credit portfolio, including a review of the impact of inflation and recession risk.

•
Received management presentations on issues of specific relevance, such as environmental and social risk, operational resilience, Basel III reforms, regulatory compliance and conduct risk, data management and data governance risk, fraud risk, third-party risk, and risk and control event identification.

•
Received comprehensive credit risk updates, including asset concentration limits, commercial real estate, recession readiness, and current market events.

•
Received progress updates on significant enterprise projects, initiatives and related risk assessment processes.

•
Oversaw Treasury and Balance Sheet Management, trading and non-trading market risk, liquidity risk, and related activities.

•
Jointly with the Audit Committee, received an update on the bank’s enhancements to its Bank Secrecy Act/Anti-Money Laundering compliance program.

•
Assessed the effectiveness of Risk Management and the adequacy of its annual budget and resource plan, and approved its mandate.

•
Assessed the effectiveness of the chief risk officer and approved his mandate.

Risk Management Reports
•
Reviewed the quarterly enterprise risk dashboards, which include reporting on the bank’s top and emerging risks and performance against its risk appetite.

•
Received updates on the management of and significant exposures relating to the bank’s major risk categories, and other topical updates.

116   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

SHAREHOLDER INQUIRIES
For information on voting your common shares at the meeting, see the “Voting Information” section in this circular. For other inquiries, see the contact information set out below.
If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports
Transfer Agent
TSX Trust Company
301 – 100 Adelaide Street West,
Toronto, ON, M5H 4H1
1-800-387-0825 (Canada or U.S. only)
   or 416-682-3860
Facsimile: (for general inquiries) 1-888-249-6189
or (for sending proxies) 416-595-9593
Email: shareholderinquiries@tmx.com or
www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports
Co-Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
   or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
Annual and Quarterly Reports and Voting Results
Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. To access the bank’s quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of the bank’s website on the day of release (www.td.com/investor/qr2024.jsp). Registered shareholders may cease to receive hard copies of the bank’s annual reports, containing the bank’s annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive a hard copy of an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise a hard copy of the annual report will continue to be sent to you.
If you wish to view a copy of the voting results from the meeting, you may find them on the bank’s website (www.td.com/annual-meeting/2024) or on www.sedarplus.ca or www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.
For all other shareholder inquiries:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,
•
By phone at 416-944-6367 or 1-866-756-8936

•
By mail to:

The Toronto-Dominion Bank
c/o TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email to tdshinfo@td.com

You may contact the independent directors through the
Board Chair,
•
By mail to:

Mr. Alan N. MacGibbon
Board Chair
The Toronto-Dominion Bank
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. MacGibbon expressing an interest in communicating directly with the independent directors via the Board Chair will be communicated to Mr. MacGibbon.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   117